UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2022
OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission File Number: 000-50245

HOPE BANCORP, INC.
(Exact name of registrant as specified in its charter)

Delaware	95-4849715
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

3200 Wilshire Boulevard, Suite 1400
Los Angeles, California 90010
(Address of principal executives offices, including zip code)

(213) 639-1700
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Common Stock, par value $0.001 per share	HOPE	NASDAQ Global Select Market
(Title of class)	(Trading Symbol)	(Name of exchange on which registered)

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☒   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.   Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See definition of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).   Yes ☐   No ☒

The aggregate market value of the common stock held by non-affiliates of the registrant based upon the closing sale price of the common stock as of the last business day of the registrant's most recently completed second fiscal quarter, June 30, 2022, as reported on the NASDAQ Global Select Market, was approximately $1,574,584,883.

Number of shares outstanding of the registrant's common stock as of February 21, 2023: 119,498,107

Documents Incorporated by Reference: The information required in Part III, Items 10 through 14 is incorporated herein by reference to the registrant's definitive proxy statement for the 2023 annual meeting of stockholders which will be filed with the Securities and Exchange Commission within 120 days of the registrant's fiscal year end.

Hope Bancorp, Inc.

Form 10-K
For the Year Ended December 31, 2022

Table of Contents

Forward-Looking Information

Certain statements in this Annual Report on Form 10-K may constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements relate to, among other things, expectations regarding the business environment in which we operate, projections of future performance, perceived opportunities in the market, and statements regarding our business strategies, objectives and vision. Forward-looking statements include, but are not limited to, statements preceded by, followed by or that include the words "will," "believes," "expects," "anticipates," "intends," "plans," "projects," "forecasts," "estimates" or similar expressions. With respect to any such forward-looking statements, the Company claims the protection provided for in the Private Securities Litigation Reform Act of 1995. These statements involve known and unknown risks, trends, uncertainties, and factors that are beyond the Company's control or ability to predict. The Company's actual results, performance or achievements may differ significantly from the results, performance or achievements expressed or implied in any forward-looking statements. The risks and uncertainties include, but are not limited to: the COVID-19 pandemic and its impact on our financial position, results of operations, liquidity, and capitalization; liquidity risks; risk of significant non-earning assets, and net credit losses that could occur, particularly in times of weak economic conditions or times of rising interest rates; the failure of or changes to assumptions and estimates underlying the Company's allowances for credit losses; and regulatory risks associated with current and future regulations. For additional information concerning these and other risk factors, see Part I, Item 1A. Risk Factors herein. The Company does not undertake, and specifically disclaims any obligation, to update any forward-looking statements to reflect the occurrence of events or circumstances after the date of such statements except as required by law.

PART I

Item 1.   BUSINESS

General

Hope Bancorp, Inc. ("Hope Bancorp" on a parent-only basis, and the "Company," "we" or "our" on a consolidated basis with the Bank of Hope) is a bank holding company headquartered in Los Angeles, California. The Company was incorporated in Delaware in the year 2000. We offer commercial and retail banking loan and deposit products through our wholly-owned subsidiary, Bank of Hope, a California state-chartered bank (the "Bank" or "Bank of Hope"). The Bank primarily focuses its business in ethnic communities in California, the greater New York City, Chicago, Houston, Dallas, and Seattle metropolitan areas, New Jersey, Virginia, Georgia, Alabama and Florida. Our headquarters are located at 3200 Wilshire Boulevard, Suite 1400, Los Angeles, California 90010, and our telephone number at that address is (213) 639-1700.

Hope Bancorp exists primarily for the purpose of holding the stock of the Bank and other subsidiaries it may acquire or establish. Bank of Hope's deposits are insured by the Federal Deposit Insurance Corporation (the "FDIC"), up to applicable limits.

We file reports with the Securities and Exchange Commission (the "SEC"), which include annual reports on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K, as well as proxy and information statements in connection with our stockholders' meetings. The SEC maintains a website that contains the reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of the website is www.sec.gov. Our website address is www.bankofhope.com. Electronic copies of our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and other information and reports we file with the SEC and amendments to those reports, are available free of charge by visiting the Investor Relations section of our website. These reports are generally posted as soon as reasonably practicable after they are electronically filed with the SEC. None of the information on or hyperlinked from the Company's website is incorporated into this Annual Report on Form 10-K.

Business Overview

Our principal business activities are conducted through the Bank and primarily consist of earning interest on loans and investment securities that are primarily funded by customer deposits and other borrowings. Operating revenues consist of the difference between interest received and interest paid, gains and losses on the sale of financial assets, and fees earned for financial services provided to our customers. Interest rates are highly sensitive to many factors that are beyond our control, such as general economic conditions, new legislation and the policies of various governmental and regulatory authorities. Although our business may vary with local and national economic conditions, such variations are not generally seasonal in nature.

Through our current network of 54 branches and 10 loan production offices, we offer core business banking products for small and medium-sized businesses and individuals. We accept deposits and originate a variety of loans, including commercial business loans, real estate loans, trade finance loans, Small Business Administration ("SBA") loans, auto loans, single-family mortgages, warehouse lines of credit, personal loans, and credit cards. We offer cash management services to our business customers, which include remote deposit capture, lock box, and ACH origination services. We offer comprehensive investment and wealth management services to high-net-worth clients. We also offer a mobile banking application for smart devices that extends access to banking services, such as mobile deposits and bill payment for our customers at all times. In an effort to better meet our customers' needs, our mini-market branches generally offer hours from 9 a.m. to 6 p.m. Most of our branches offer 24-hour automated teller machines ("ATMs"). We also offer debit card services to all customers. In addition, most of our branches offer foreign exchanges services, safe deposit boxes, and other customary bank services. Our website at www.bankofhope.com offers internet banking services and applications in both English and Korean.

Lending Activities

Commercial Business Loans

We provide commercial loans to businesses through our Consumer and Business Banking and Corporate Banking Group. The Consumer and Business Banking department primarily provides financial products and services to individuals and small businesses through the Company's branch network. The Corporate Banking Group primarily provides commercial loans to middle market and large institutional borrowers. Corporate Banking lending is generally done through various groups, including general industry groups, Sponsor and Specialty Finance, Telecom and Media, Healthcare and Equipment Finance. These commercial loans are provided for various purposes such as for working capital, purchasing inventory, debt refinancing, business acquisitions, and other business-related financing needs. Commercial loans are typically classified as (1) short-term loans (or lines of credit) or (2) long-term loans (or term loans to businesses). Short-term loans are often used to finance business working capital needs, collateralized with current assets, and typically have terms of one year with interest paid monthly on the outstanding balance with the principal balance due at maturity. Long-term loans typically have terms of three to five years with principal and interest paid monthly. The credit worthiness of our borrowers is evaluated before a loan is originated through financial spread and collateral analysis and if large enough, with financial projections to cover both base and downside case cash flow scenarios; and are largely reviewed quarterly to address potential borrower covenant defaults/appropriate borrower action plans as well as regulatory loan grading. We seek to establish full borrower relationships for all our commercial customers to include all of the Bank's products such as deposits, treasury management as well as a broad array of risk management products.

We also provide warehouse lines of credit to mortgage loan originators. The lines of credit are used by these originators to fund mortgages which are then pledged to the Bank as collateral until the mortgage loans are sold and the lines of credit are paid down. The typical duration of these lines of credit from the time of funding to pay-down ranges from 10-30 days. Although collateralized by mortgage loans, the structure of warehouse lending agreements results in the commercial business loan treatment for these types of loans.

We provide commercial equipment lease financing through a relationship with a third-party leasing company. Equipment leasing loans are generally capital leases with maturities up to five years. In addition, we have a portfolio of syndicated loans in which we are one in a group of lenders that collectively provide credit to worthy borrowers.

Real Estate Loans

Real estate loans cover a broad array of commercial real estate segments and are extended for the purchase and refinance of real estate and are generally secured by first deeds of trust. The maturities on the majority of such loans are generally five to seven years with a 25-year principal amortization schedule and a balloon payment due at maturity. We offer both fixed and floating rate real estate loans in addition to offering clients interest rate hedging option. It is our general policy to restrict real estate loan amounts to no more than 75% of the appraised value of the property at the date of origination.

We originate loans to finance commercial real estate construction projects including one-to-four family residences, multifamily residences, senior housing, and commercial projects. Residential construction loans are due upon the sale of the completed project and are generally collateralized by first liens on the real estate and have floating interest rates. Construction loans are considered to have higher risks than other loans due to the ultimate repayment being sensitive to commercial real estate segments, geographic market and macroeconomic changes, interest rate changes, governmental regulation of real property, and the availability of long-term financing. Economic conditions may also impact our ability to recover our investment in construction loans. Adverse economic conditions may negatively impact the real estate market, which could affect the borrowers' ability to complete and sell the project. Additionally, the fair value of the underlying collateral may fluctuate as market conditions change. As construction loans make up only a small percentage of the total loan portfolio, these loans are not further broken down into classes.

Small Business Administration Loans

We extend loans partially guaranteed by the SBA. We primarily extend SBA loans known as SBA 7(a) loans and SBA 504 loans. SBA 7(a) loans are typically extended for working capital needs, purchase of inventory, purchase of machinery and equipment, debt refinance, business acquisitions, start-up financing, or to purchase or construct owner-occupied commercial property. SBA 7(a) loans are typically term loans with maturities up to 10 years for loans not secured by real estate and up to 25 years for real estate secured loans. SBA loans are fully amortizing with monthly payments of principal and interest. SBA 7(a) loans are typically floating rate loans that are secured by business assets and/or real estate. Depending on the loan amount, each loan is typically guaranteed 75% to 85% by the SBA, with a maximum gross loan amount to any one small business borrower of $5.0 million and a maximum SBA guaranteed amount of $3.75 million.

We are generally able to sell the guaranteed portion of the SBA 7(a) loans in the secondary market at a premium while earning servicing fee income on the sold portion over the remaining life of the loan. In addition to the interest yield earned on the unguaranteed portion of the SBA 7(a) loans that are not sold, we can recognize income from gains on sales and from loan servicing on the SBA 7(a) loans that are sold. During the fourth quarter of 2018, we stopped the practice of regularly selling the guaranteed portion of SBA loans due to the reduction in premium rates paid in the secondary market but subsequently returned to the practice of regularly selling SBA guaranteed loans in 2021.

SBA 504 loans are typically extended for the purpose of purchasing owner-occupied commercial real estate or long-term capital equipment. SBA 504 loans are typically extended for up to 20 years or the life of the asset being financed. SBA 504 loans are financed as a participation loan between the Bank and the SBA through a Certified Development Company ("CDC"). Generally, the loans are structured to give the Bank a 50% first deed of trust ("TD"), the CDC a 40% second TD, and the remaining 10% is funded by the borrower. Interest rates for first TD Bank loans are subject to normal bank commercial rates and terms, and the second TD CDC loans are fixed for the life of the loans based on certain indices.

In 2020, the government established the SBA Paycheck Protection Program ("PPP") under the Coronavirus Aid, Relief, and Economic Security ("CARES") Act to assist companies to continue paying workers and staff during the COVID-19 pandemic. SBA PPP loans totaled $1.9 million at December 31, 2022 compared to $228.1 million at December 31, 2021.

All of our SBA loans are originated through our SBA Loan Departments and certain loan production offices. The SBA Loan Departments are staffed by loan officers who provide assistance to qualified businesses. The Bank has been designated as an SBA Preferred Lender, which is the highest designation awarded by the SBA. This designation generally facilitates a more efficient marketing and approval process for SBA loans. We have attained SBA Preferred Lender status nationwide.

Consumer Loans

Our consumer loans consist of single-family mortgages, home equity, auto loans, credit card loans, and personal loans, with a majority of our consumer loan portfolio currently consisting of single-family mortgages secured by a first deed of trust on single family residences under a variety of loan products including fixed-rate and adjustable-rate mortgages with either 30-year or 15-year terms. Adjustable rate mortgage loans are also offered with flexible initial and periodic adjustments ranging from five to seven years.

Investing Activities

The main objective of our investment strategy is to provide a source of on-balance sheet liquidity while providing a means to manage our interest rate risk, and to generate an adequate level of interest income without taking undue risks. Subject to various restrictions, our investment policy permits investment in various types of securities, certificates of deposit ("CDs"), and federal funds sold. Our investments include equity investments, available for sale and held to maturity investment portfolios which consist of U.S. Treasury securities, government sponsored agency bonds, mortgage-backed securities, collateralized mortgage obligations ("CMOs"), asset-backed securities, corporate securities, and municipal securities. For a detailed breakdown of our investments, see Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations – Financial Condition – Investment Security Portfolio."

Our securities are classified for accounting purposes as equity investments, investments available for sale or investments held to maturity. Securities purchased to meet investment-related objectives, such as liquidity management or interest rate risk and which may be sold as necessary to implement management strategies, are designated as available for sale at the time of purchase. Investment securities that the Bank has the positive intent and ability to hold to maturity are designated as investments held to maturity.

Deposit Activities

We attract both short-term and long-term deposits from the general public by offering a wide range of deposit products and services. Through our branch network, we provide our banking customers with personal and business checking accounts, money market accounts, savings accounts, time deposit accounts, individual retirement accounts, 24-hour ATMs, internet banking and bill-pay, remote deposit capture, lock boxes, and ACH origination services. In addition to our retail and business deposits, we obtain both secured and unsecured wholesale deposits including public deposits such as State of California Treasurer's time deposits, brokered demand deposits, money market, and time deposits, and deposits gathered from outside of the Bank's normal market area through deposit listing services and our online banking platform.

FDIC-insured deposits are our primary source of funds. As part of our asset-liability management, we analyze our retail and wholesale deposit maturities and interest rates to monitor and manage our cost of funds, to the extent feasible in the context of changing market conditions, as well as to promote stability in our supply of funds. For additional information on deposits, see Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations – Financial Condition – Deposits."

Borrowing Activities

When we have more funds than required for our reserve requirements or short-term liquidity needs, we may sell federal funds to other financial institutions. Conversely, when we have less funds than required, we may borrow funds from the Federal Home Loan Bank of San Francisco (the "FHLB"), the Federal Reserve Bank of San Francisco ("the Federal Reserve Bank"), or from our correspondent banking relationships. In addition, we may borrow from the FHLB on a longer term basis to provide funding for certain loan or investment securities strategies, as well as asset-liability management strategies.

The FHLB functions in a reserve credit capacity for qualifying financial institutions. As a member, we are required to own capital stock in the FHLB and may apply for advances from the FHLB on an unsecured basis or by utilizing qualifying loans and certain securities as collateral. The FHLB offers a full range of borrowing programs on its advances, with terms ranging from one day to thirty years, at competitive market rates. A prepayment penalty is usually imposed for early repayment of these advances. Information concerning FHLB advances and other borrowings is included in Note 9 of "Notes to Consolidated Financial Statements."

We may also borrow from the Federal Reserve Bank. The maximum amount that we may borrow from the Federal Reserve Bank's discount window is up to 99% of the estimated fair value of qualifying loans and securities that we pledge.

Long-Term Debt

At December 31, 2022, we had nine wholly-owned subsidiary grantor trusts ("Trusts") that have issued $126.0 million of pooled trust preferred securities ("Trust Preferred Securities"). The Trust Preferred Securities accrue and pay distributions periodically at specified annual rates as provided in the related indentures for the securities. The Trusts used the net proceeds from the offering of the Trust Preferred Securities to purchase a like amount of subordinated debentures of Hope Bancorp (the "Debentures"). The Debentures are the sole assets of the trusts. Our obligations under the Debentures and related documents, taken together, constitute a full and unconditional guarantee by us of the obligations of the trusts. The Trust Preferred Securities are mandatorily redeemable upon the maturity of the Debentures (which have maturity dates ranging from 2033 to 2037), or upon earlier redemption as provided in the indentures. We have the right to redeem the Debentures in whole (but not in part) on a quarterly basis at a specified redemption price. We also have the right to defer interest on the Debentures for up to five years.

In 2018, we issued $217.5 million aggregate principal amount of 2.00% convertible senior notes maturing on May 15, 2038 in a private offering to investors. Holders of the convertible notes can convert to shares of our common stock at a specified conversion rate at any time on or after February 15, 2023. Prior to February 15, 2023, the convertible notes cannot be converted unless under certain specified scenarios. The convertible notes can be settled in entirely cash, stock, or a combination of stock and cash at our option. We have the right to call the convertible notes on or after May 20, 2023 and holder of the notes can put the note on certain dates on or after May 15, 2023. The convertible notes were issued as part of our plan to repurchase shares of our common stock.

Market Area and Competition

We currently have 54 banking offices in areas having high concentrations of Korean-Americans, of which 29 are located in the Los Angeles, Orange County, Oakland and Silicon Valley (Santa Clara County) areas of California, 10 are located in the New York City metropolitan area and New Jersey, four are in the Chicago metropolitan area, three are in the Seattle metropolitan area, four are in Texas, two are in Virginia, one is in Alabama, and one is in Georgia. We also have 10 loan production offices located in Houston, Dallas, Seattle, Atlanta, Denver, Portland, Tampa, Fremont, and Southern California and a representative office in Seoul, South Korea. The banking and financial services industry generally, and in our market areas specifically, is highly competitive. The increasingly competitive environment is a result primarily of strong competition among the banks servicing the Korean-American community, changes in regulations, changes in technology and product delivery systems, and consolidation among financial services companies. In addition, federal legislation may have the effect of further increasing the pace of consolidation within the financial services industry. See "Supervision and Regulation."

We compete for loans, deposits, and customers with other commercial banks, savings and loan associations, securities and brokerage companies, mortgage companies, insurance companies, marketplace finance platforms, money market funds, credit unions, and other non-bank financial service providers. Many of these competitors are much larger in total assets and capitalization, have greater access to capital markets, are more widely recognized, have broader geographic scope, and offer a broader range of financial services than we do.

Economic Conditions, Government Policies and Legislation

Our profitability, like that of most depository institutions, depends, among other things, on interest rate differentials. In general, the difference between the interest expense on interest bearing liabilities, such as deposits, borrowings, and debt, and the interest income on our interest earning assets, such as loans we extend to our customers and securities held in our investment portfolio, as well as the level of noninterest bearing deposits, has a significant impact on our profitability. Interest rates are highly sensitive to many factors that are beyond our control, such as the economy, inflation, unemployment, consumer spending, and political changes and events. The impact that future changes in domestic and foreign economic and political conditions might have on our performance cannot be predicted.

Our business is also influenced by the monetary and fiscal policies of the federal government and the policies of regulatory agencies, particularly the Board of Governors of the Federal Reserve System (the "FRB"). The FRB implements national monetary policies (with objectives such as curbing inflation or preventing recession) through its open-market operations in U.S. government securities, by adjusting the required level of reserves for depository institutions subject to its reserve requirements, and by varying the targeted federal funds and discount rates applicable to borrowings by depository institutions. The actions of the FRB in these areas influence the growth of bank loans, investments, and deposits and also affect interest rates earned on interest earning assets and paid on interest bearing liabilities. The nature and impact on Hope Bancorp, and the Bank, of future changes in monetary and fiscal policies cannot be predicted.

From time to time, legislation and regulations are enacted or adopted which have the effect of increasing the cost of doing business, limiting, or expanding permissible activities, or affecting the competitive balance between banks and other financial services providers. Proposals to change the laws and regulations governing the operations and taxation of banks, bank holding companies, financial holding companies, and other financial institutions and financial services providers are frequently made in the U.S. Congress, in state legislatures, and by various regulatory agencies. These proposals may result in changes in banking statutes and regulations and our operating environment in substantial and unpredictable ways. If enacted, such legislation could increase the cost of doing business, limit permissible activities, restrict our growth or expansionary activities, or affect the competitive balance among banks, savings associations, credit unions, and other financial institutions. We cannot predict whether any of this potential legislation will be enacted, and if enacted, the effect that it, or any implementing regulations, would have on our financial condition or results of operations. See "Supervision and Regulation."

Supervision and Regulation

General

Hope Bancorp and the Bank are subject to extensive regulation and supervision under state and federal banking laws. This regulatory framework covers substantially all of the business activities of Hope Bancorp and the Bank. In the exercise of their regulatory and supervisory authority, the bank regulatory agencies have emphasized capital planning and stress testing, liquidity management, enterprise risk management, corporate governance, anti-money laundering compliance, information technology adequacy, cybersecurity preparedness, vendor management, and fair lending and other consumer compliance obligations. The federal and state regulatory systems are intended primarily for the protection of depositors, customers, the FDIC deposit insurance fund (the "DIF") and the banking system as a whole, rather than for the protection of our stockholders or other investors.

The following summarizes certain banking laws and regulations that apply to Hope Bancorp and the Bank. These descriptions of statutes and regulations and their possible effects do not purport to be complete descriptions of all of the provisions of those statutes and regulations and their possible effects on us, nor do they purport to identify every statute and regulation that may apply to us.

Bank Holding Company Regulation

Hope Bancorp is a registered bank holding company under the Bank Holding Company Act. As a bank holding company, Hope Bancorp is subject to regulation, supervision and regular examination by the FRB and is required to file periodic reports of its operations with the FRB and other such reports as the FRB may require.

Bank holding companies are required to maintain certain levels of capital (See "Capital Adequacy Requirements") and must serve as a source of financial and managerial strength to subsidiary banks and commit resources as necessary to support each subsidiary bank. FRB regulations and polices limit the dividends a bank holding company may pay to its stockholders and the amount of its shares that it may repurchase (See "Dividends and Stock Repurchases"). FRB rules and policies also regulate provisions of certain bank holding company debt and the FRB may impose interest ceilings and reserve requirements on such debt and require prior approval to purchase or redeem debt securities in certain situations.

The FRB may require a bank holding company to terminate an activity or terminate control of or liquidate or divest certain subsidiaries, affiliates or investments if the FRB believes the activity or the control of the subsidiary or affiliate constitutes a significant risk to the financial safety, soundness or stability of any bank subsidiary. Under certain circumstances, the FRB could, for example, prohibit Hope Bancorp from paying dividends or repurchasing its common stock on the basis that doing would be an unsafe or unsound banking practice.

The activities in which a bank holding company may engage are limited to those activities determined by the FRB to be so closely related to banking or managing or controlling banks as to be a proper incident thereto. Bank holding companies that elect and retain "financial holding company" status pursuant to the Gramm-Leach-Bliley Act of 1999 (the "GLBA") may also engage in broader securities, insurance, merchant banking and other activities that are determined to be "financial in nature" or are incidental or complementary to activities that are financial in nature. To elect and retain financial holding company status, a bank holding company and all depository institution subsidiaries of a bank holding company must be considered well capitalized and meet certain other requirements. Hope Bancorp has not elected financial holding company status and neither Hope Bancorp nor the Bank has engaged in any activities determined by the FRB to be financial in nature or incidental or complementary to activities that are financial in nature.

A bank holding company must seek approval from the FRB prior to acquiring all or substantially all of the assets of any bank or bank holding company or the ownership or control of voting shares of any bank or bank holding company if, after giving effect to such acquisition, it would own or control, directly or indirectly, more than 5 percent of a bank. Under the Bank Merger Act, the prior approval of the FDIC is required for the Bank to merge with another bank or purchase all or substantially all of the assets or assume any of the deposits of another FDIC-insured depository institution. Federal banking regulators review competition, management, financial, compliance and other factors when considering applications for these approvals. Similar California or other state banking agency approvals may also be required.

The Company is also a bank holding company within the meaning of Section 3700 of the California Financial Code. Therefore, the Company and its subsidiaries are subject to examination by, and may be required to file reports with, the California Department of Financial Protection and Innovation (the "DFPI"). DFPI approvals are also required for bank mergers and acquisitions.

Bank Regulation

The Bank is a California state-chartered bank whose deposit accounts are insured by the FDIC, up to applicable limits. As such, the Bank is subject to regulation, supervision and regular examination by the DFPI and the FDIC. In addition, while the Bank is not a member of the FRB, the Bank is subject to certain regulations of the FRB.

Federal and state laws and regulations applicable to banks regulate, among other things, the scope of their business, their investments, their reserves against deposits, lending activities, servicing and foreclosing on loans, borrowings, capital requirements, certain check-clearing activities, dividends, branching, and mergers and acquisitions. California banks are also subject to statutes and regulations including FRB Regulation O and Federal Reserve Act Sections 23A and 23B and Regulation W, which restrict or limit loans or extensions of credit to "insiders", including officers, directors, and principal stockholders, and loans or extension of credit by banks to affiliates or purchases of assets from affiliates, including parent bank holding companies, except pursuant to certain exceptions and only on terms and conditions at least as favorable to those prevailing for comparable transactions with unaffiliated parties. The Dodd-Frank Wall Street Reform and Consumer Protection Action (the "Dodd-Frank Act") expanded definitions and restrictions on transactions with affiliates and insiders under Sections 23A and 23B and also lending limits for derivative transactions, repurchase agreements, and securities lending and borrowing transactions.

Under the Federal Deposit Insurance Act ("FDI Act") and the California Financial Code, California state chartered commercial banks may generally engage in any activity permissible for national banks. Therefore, the Bank may form subsidiaries to engage in the many so-called "closely related to banking" or "nonbanking" activities commonly conducted by national banks in operating subsidiaries or by subsidiaries of bank holding companies. Further, California state chartered banks may conduct certain financial activities permitted under GLBA in a "financial subsidiary" to the same extent as a national bank, provided the bank is and remains well-capitalized, well-managed and in satisfactory compliance with the Community Reinvestment Act (the "CRA"). The Bank currently conducts no non-banking or financial activities through subsidiaries.

Capital Adequacy Requirements

Hope Bancorp and the Bank are subject to similar regulatory capital requirements administered by its primary federal supervisory banking agencies. Pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act"), the federal banking agencies have adopted capital rules based on the Basel III Accord (the "Basel III Capital Rules"). The Basel III Capital Rules became effective on January 1, 2015. The Basel III Capital Rules are risk-based, meaning that the levels of capital required vary based on the perceived degree of risk associated with a banking organization's balance sheet assets, such as loans and investment securities, and those recorded as off-balance sheet items, such as commitments, letters of credit, and recourse arrangements. The risk classifications and, therefore, the required capital amounts may be subject to qualitative judgments by regulators about components, risk-weighting, and other factors.

The Basel III Capital Rules (i) introduced a new capital measure called "common equity Tier 1 and a related regulatory capital ratio of common equity Tier 1 to risk-weighted assets, (ii) specified that Tier 1 capital consists of common equity Tier 1 and "additional Tier 1 capital" instruments meeting certain requirements, (iii) mandated that most deductions and adjustments to regulatory capital measures be made to common equity Tier 1 and not to the other components of capital, and (iv) expanded the scope of the deductions from and adjustments to capital compared to prior capital rules. The Basel III Capital Rules differ from earlier capital rules by excluding from Tier 1 capital trust preferred securities (subject to certain grandfathering exceptions for organizations like Hope Bancorp, which had less than $15 billion in assets as of December 31, 2009), mortgage servicing rights and certain deferred tax assets and to include unrealized gains and losses on available for sale debt and equity securities (unless the organization opts out of including such unrealized gains and losses).

Under the Basel III Capital Rules, the minimum capital ratios applicable to Hope Bancorp and the Bank are as follows:

- 4.5% common equity Tier 1 to risk-weighted assets;

- 6.0% Tier 1 capital (that is, common equity Tier 1 plus additional Tier 1 capital) to risk-weighted assets;

- 8.0% total capital (that is, Tier 1 capital plus Tier 2 capital) to risk-weighted assets; and

- 4.0% Tier 1 capital to average consolidated assets as reported on regulatory financial statements (known as the "leverage ratio"). (To be considered well-capitalized under the Prompt Corrective Action framework, the Bank must maintain a minimum Tier 1 leverage ratio of at least 5.0%.)

The Basel III Capital Rules include an additional "capital conservation buffer" of 2.5% of risk-weighted assets above the regulatory minimum capital ratios. If Hope Bancorp and the Bank do not maintain capital sufficient to satisfy the capital conservation buffer, we would face restrictions in our ability to pay dividends, repurchase shares, and pay discretionary bonuses.

Including the capital conservation buffer of 2.5%, the minimum ratios for a banking organization are as follows: (i) a common equity Tier 1 capital ratio of 7.0%, (ii) a Tier 1 capital ratio of 8.5% and (iii) a total capital ratio of 10.5%. Management believes that as of December 31, 2022, Hope Bancorp and the Bank met all requirements under the Basel III Capital Rules applicable to them on a fully phased-in basis, including the capital conservation buffer. At December 31, 2022, the ratios of each of Hope Bancorp and the Bank exceeded the minimum percentage requirements to generally be deemed "well-capitalized" for bank regulatory purposes and satisfied the capital conservation buffer requirement. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

While the Basel III Capital Rules set higher regulatory capital standards for Hope Bancorp and the Bank, bank regulators may also continue their past policies of expecting banks to maintain capital in excess of the minimum requirements. The implementation of the Basel III Capital Rules or more stringent requirements to maintain higher levels of capital or to maintain higher levels of liquid assets could adversely impact the Company's net income and return on equity, restrict the ability to pay dividends or executive bonuses and require the raising of additional capital.

The Bank is also subject to capital adequacy requirements under the California Financial Code.

See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Increased Supervision and Regulation for Bank Holding Companies with Consolidated Assets of More than $10 Billion

As a banking organization with consolidated assets exceeding $10 billion, the Company is subject to heightened supervision and regulation imposed by the Dodd-Frank Act, such as the following:

- We are subject to periodic examination by the Consumer Finance Protection Bureau ("CFPB") with respect to compliance with federal consumer laws. Although we were previously subject to regulations issued by the CFPB, the Bank's primary federal regulator, the FDIC, previously had responsibility for our consumer compliance examinations. See "Consumer Finance Protection Bureau."

- We are subject to the maximum permissible interchange fee for swipe transactions, equal to no more than 21 cents plus 5 basis points of the transaction value for many types of debit interchange transactions.

- We calculate our FDIC deposit assessment base using a performance score and a loss-severity score system described below in "Deposit Insurance."

- We are subject to the "Volcker Rule," which generally restricts us from engaging in activities that are considered proprietary trading and from sponsoring or investing in certain entities, including hedge or private equity funds that are considered covered funds. While Hope Bancorp and the Bank had no investment positions or relationships at December 31, 2022 that were subject to the Volcker Rule, we may be subject to the compliance and recording keeping provisions of this rule.

The Dodd-Frank Act requires banking organizations with consolidated assets exceeding $10 billion to establish board-level risk committees and to perform annual stress tests. The Economic Growth, Regulatory Relief, and Consumer Protection Act enacted in 2018 raises the asset thresholds for these requirements to $50 billion and $100 billion, respectively.

Many aspects of the Dodd-Frank Act continue to be subject to rule-making or proposed change, making it difficult to anticipate the overall financial impact on the Company, its customers or the financial industry in general. Provisions in the legislation that affect deposit insurance assessments, payment of interest on demand deposits and interchange fees could increase the costs associated with deposits as well as place limitations on certain revenues those deposits may generate.

Prompt Corrective Action

The FDI Act requires the federal bank regulatory agencies to take "prompt corrective action" with respect to a depository institution that does not meet certain capital adequacy standards, including requiring the prompt submission of an acceptable capital restoration plan. Depending on the bank's capital ratios, the agencies' regulations define five categories in which an insured depository institution will be placed: well-capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized. At each successive lower capital category, an insured bank is subject to more restrictions, including restrictions on the bank's activities, operational practices or the ability to pay dividends or executive bonuses.

The prompt corrective action standards conform with the Basel III Capital Rules. In order to be generally considered well-capitalized for bank regulatory purposes, the Bank is required maintain the following minimum capital ratios: a common equity Tier 1 ratio of 6.5%, a Tier 1 ratio of 8%, a total capital ratio of 10% and a leverage ratio of 5%. A bank meeting the minimum capital ratios required to be considered well-capitalized, adequately capitalized, or undercapitalized may, however, may be treated as though it were in the next lower capital category if the appropriate federal banking agency, after notice and opportunity for hearing, determines that an unsafe or unsound condition or practice warrants such treatment.

The federal banking agencies also may require banks and bank holding companies subject to enforcement actions to maintain capital ratios in excess of the minimum ratios otherwise generally required to be deemed well capitalized for bank regulatory purposes, in which case institutions may no longer be deemed to be well capitalized and may therefore be subject to certain restrictions such as on taking brokered deposits.

Consumer Compliance Laws

The Bank must comply with numerous federal and state consumer protection statutes and implementing regulations, including, but not limited to, the Fair Debt Collection Practices Act, the Fair Credit Reporting Act, the Equal Credit Opportunity Act, the Truth in Lending Act, the Fair Housing Act, the Home Mortgage Disclosure Act, the Real Estate Settlement Procedures Act, the National Flood Insurance Act, the California Homeowner Bill of Rights and various federal and state privacy protection laws, including the Telephone Consumer Protection Act, and CAN-SPAM Act. The Bank and Hope Bancorp are also subject to federal and state laws prohibiting unfair or fraudulent business practices, untrue or misleading advertising and unfair competition.

These laws and regulations mandate certain disclosure and reporting requirements and regulate the manner in which financial institutions must deal with customers when taking deposits, making loans, servicing, collecting and foreclosure of loans, and providing other services. Failure to comply with these laws and regulations can subject the Bank to various penalties, including but not limited to enforcement actions, injunctions, fines or criminal penalties, punitive damages to consumers, and the loss of certain contractual rights.

Community Reinvestment Act

The Bank is subject to the CRA, which requires federal banking regulators to evaluate the record of a financial institution in meeting the credit needs of its local communities, including low and moderate income neighborhoods. The federal banking agencies consider a financial institution's compliance with the CRA into account when considering regulatory applications for mergers and other expansionary activities. The Bank received a "Satisfactory" rating in the most recent public disclosure of CRA performance evaluation released by the FDIC in 2021, which states that the Bank's CRA performance under the lending, investment, and service tests supports the overall rating.

USA PATRIOT Act and Anti-Money Laundering Laws

Under the USA PATRIOT Act of 2001, financial institutions are subject to prohibitions against specified financial transactions and account relationships, as well as enhanced due diligence standards that are intended to prevent and detect the use of the United States financial system for money laundering and terrorist financing activities. The act requires financial institutions, including banks, to establish anti-money laundering programs, including employee training and independent audit requirements, meet minimum standards specified by the act, follow minimum standards for customer identification and maintenance of customer identification records, and regularly compare customer lists against lists of suspected terrorists, terrorist organizations and money launderers.

The Bank Secrecy Act (the "BSA") establishes requirements for recordkeeping and reporting by banks and other financial institutions that are intended to help identify the source, volume and movement of currency and other monetary instruments into and out of the United States in order to help detect and prevent money laundering connected with drug trafficking, terrorism and other criminal activities. Under the BSA and related regulations, banking institutions must file suspicious activity reports and maintain programs designed to assure and monitor compliance with certain recordkeeping and reporting requirements regarding currency transactions. The programs must include systems and internal controls to assure ongoing compliance, provide for independent testing of such systems and compliance and provide appropriate personnel training.

The Anti-Money Laundering Act of 2020 ("AMLA"), which amends the BSA, was enacted in January 2021. The AMLA is intended to be a comprehensive reform and modernization to U.S. bank secrecy and anti-money laundering laws. Among other things, it codifies a risk-based approach to anti-money laundering compliance for financial institutions; requires the development of standards for evaluating technology and internal processes for BSA compliance; expands enforcement- and investigation-related authority, including increasing available sanctions for certain BSA violations and instituting whistleblower incentives and protections.

Loans to One Borrower

Under California law, the Bank's ability to make aggregate secured and unsecured loans to borrower is limited to 25% and 15%, respectively, of the Bank's unimpaired capital and surplus. The Bank has established internal loan limits that are lower than the legal lending limits for a California bank.

Deposit Insurance

The FDIC is an independent federal agency that insures deposits, up to prescribed statutory limits, of federally insured banks and savings institutions, and safeguards the safety and soundness of the depository institutions. The FDIC insures our customer deposits through the DIF up to prescribed limits, currently $250 thousand per customer. The FDIC may terminate a depository institution's deposit insurance upon a finding that the institution's financial condition is unsafe or unsound, or that the institution has engaged in unsafe or unsound practices that pose a risk to the DIF or that may prejudice the interest of the bank's depositors. The termination of the Bank's deposit insurance would result in the revocation of the Bank's charter by the DFPI.

We are generally unable to control the amount of assessments that we pay for FDIC insurance, which can be affected by the cost of bank failures to the FDIC, among other factors. The Dodd-Frank Act revised the FDIC's DIF management authority by setting requirements for the Designated Reserve Ratio (the DIF balance divided by estimated insured deposits) and redefining the assessment base which is used to calculate banks' quarterly assessments. The amount of FDIC assessments paid by each DIF member institution is based on its asset size and its relative risk of default as measured by regulatory capital ratios and other supervisory factors.

Any future changes in FDIC insurance assessments may have a material and adverse effect on our earnings and could have a material adverse effect on the value of, or market for, our common stock.

Safety and Soundness Standards; Regulatory Enforcement Authority

The federal and California bank regulatory agencies have extensive discretion in connection with their supervisory and enforcement activities and examination policies, including policies with respect to the classification of assets and the establishment of appropriate loan loss reserves for regulatory purposes. The federal bank regulatory agencies have adopted guidelines to assist in identifying and addressing potential safety and soundness concerns before an institution's capital becomes impaired. The guidelines establish operational and managerial standards generally relating to: (1) internal controls, information systems, and internal audit systems; (2) loan documentation; (3) credit underwriting; (4) interest-rate exposure; (5) asset growth and asset quality; and (6) compensation, fees, and benefits. Further, the regulatory agencies have adopted safety and soundness guidelines for asset quality and for evaluating and monitoring earnings to ensure that earnings are sufficient for the maintenance of adequate capital and reserves.

If the FRB, the FDIC or the DFPI should determine that the financial condition, capital resources, asset quality, earnings prospects, management, liquidity, or other aspects of the Company's or the Bank's operations are unsatisfactory or that the Company or the Bank or management is violating or has violated any law or regulation, these agencies have the authority to:

- Require affirmative action to correct any conditions resulting from any violation or practice;

- Direct an increase in capital and the maintenance of higher specific minimum capital ratios, which could preclude Hope Bancorp or the Bank from being deemed well capitalized which, in the case of the Bank, would restrict its ability to accept certain brokered deposits, for example;

- Restrict Hope Bancorp's or the Bank's growth geographically, by products and services, or by mergers and acquisitions;

- Enter into or issue informal or formal enforcement actions, including required board resolutions, memoranda of understanding, written agreements and consent or cease and desist orders or prompt corrective action orders to take corrective action and cease unsafe and unsound practices;

- Assess civil money penalties;

- Require prior approval of senior executive officer or director changes; remove officers and directors and assess civil monetary penalties; and

- Terminate FDIC insurance, revoke the charter and/or take possession of and close and liquidate the Bank or appoint the FDIC as receiver.

Dividends and Stock Repurchases

Hope Bancorp's ability to pay dividends or repurchase shares of its common stock is subject to restrictions set forth in the Delaware General Corporation Law. The Delaware General Corporation Law provides that a Delaware corporation may pay dividends or repurchase its shares either (i) out of the corporation's surplus (as defined by Delaware law), or (ii) if there is no surplus, out of the corporation's net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. It is the FRB's policy, however, that bank holding companies should generally pay dividends on common stock only out of income available over the past year, and only if prospective earnings retention is consistent with the organization's expected future needs and financial condition. FRB policy requires that a bank holding company must notify the FRB if its repurchase or redemption of shares would cause a net reduction in the amount of such capital instrument outstanding at the beginning of the quarter in which the redemption or repurchase occurs. It is also the FRB's policy that bank holding companies should not maintain dividend levels or repurchase shares in amounts that would undermine their ability to be a source of strength to its banking subsidiaries. The FRB also discourages dividend payment ratios that are at maximum allowable levels unless both asset quality and capital are very strong. In addition, if Hope Bancorp does not maintain an adequate capital conservation buffer under the Basel III Capital Rules, its ability to pay dividends to or repurchase shares from stockholders may be restricted.

The Bank is a legal entity that is separate and distinct from Hope Bancorp. Hope Bancorp depends on the Bank's payment of dividends as its primary source of cash for use in Hope Bancorp's operations, Hope Bancorp's payment of dividends to stockholders and Hope Bancorp's stock repurchases. The Bank's ability to pay dividends to Hope Bancorp is subject to provisions of the California Financial Code that limit the amount available for cash dividends to the lesser of a bank's retained earnings or net income for its last three fiscal years (less any distributions to stockholders made during such period). Where the above test is not met, cash dividends may still be paid, with the prior approval of the DFPI, in an amount not exceeding the greatest of (1) retained earnings of the Bank; (2) the net income of the Bank for its last fiscal year; or (3) the net income of the Bank for its current fiscal year. The Bank's ability to pay cash dividends to Hope Bancorp will also depend upon management's assessment of future capital requirements, contractual restrictions, and other factors. If the Bank does not maintain an adequate capital conservation buffer under the Basel III Capital Rules, the Bank may face restrictions on its ability to pay dividends to Hope Bancorp.

Consumer Financial Protection Bureau

The Dodd-Frank Act created the CFPB as an independent entity within the FRB with broad rulemaking, supervisory and enforcement authority over consumer financial products and services, including deposit products, residential mortgages, home-equity loans and credit cards. The CFPB's functions include investigating consumer complaints, conducting market research, rulemaking, supervising and examining bank consumer transactions, and enforcing rules related to consumer financial products and services. CFPB regulations and guidance apply to all financial institutions and banks with $10 billion or more in assets are subject to examination by the CFPB. Banks with less than $10 billion in assets continue to be examined for compliance by their primary federal banking agency. The Bank is subject to examination by the CFPB. The CFPB has the authority to bring formal and informal enforcement actions against the Bank similar to those that may be brought by the federal banking regulators discussed above.

In 2014, the CFPB adopted revisions to Regulation Z, which implements the Truth in Lending Act, pursuant to the Dodd-Frank Act, and apply to consumer mortgages. The revisions mandate specific underwriting criteria for home loans in order for creditors to make a reasonable, good faith determination of a consumer's ability to repay and establish certain protections from liability under the requirements for "qualified mortgages" that meet certain specific standards. As required by the Dodd-Frank Act, the CFPB also promulgated TILA-RESPA Integrated Disclosure rules which became effective in 2015 and require new mortgage disclosures.

Human Capital Resources

It is our philosophy to attract, develop, and retain a diverse range of qualified bankers who share our values, entrepreneurial spirit and unwavering commitment to service. The Company respects, values, and invites diversity in our team members, customers, suppliers, marketplace, and community. We seek to recognize the unique contribution each individual brings to our company, and we are fully committed to supporting a rich culture of diversity as a cornerstone to our success.

We recognize that retaining a culture of diversity and inclusion requires active engagement and motivation. In 2022, we launched a social rewards and recognition platform that allows employees to recognize one another for milestones and achievements, or simply express gratitude to anyone within the Bank for demonstrating Bank of Hope Core Values, which are Integrity, Teamwork, Fairness, Initiative, Transparency and Satisfaction. Employees can redeem accumulated points for a gift card or use the points toward one of the many experiences available through the program.

We provide professional development opportunities to team members and seeks to improve retention, development, and job satisfaction of team members from diverse groups by providing career skills training, mentoring, and tuition fee reimbursements to support job related higher education. All employees of Bank of Hope are required to undergo various training courses on a quarterly basis to promote their ongoing growth and professional development as bankers. Training courses focus on compliance, banking regulations, information security, cybersecurity, workplace safety, among others, as well as business code and ethics topics, including confidentiality, whistle blower policy, anti-harassment, and conflict of interest.

We offer a competitive salary and a leading benefits package that includes medical, dental and vision healthcare, 401(k) benefits, parental and family leave, holiday and paid time off, and tuition assistance. We are committed to the long-term health of our employees and provide basic life, basic accidental death and dismemberment (AD&D) and long-term disability insurance, Flexible Spending Accounts (FSA), and discounted gym memberships, among other benefits. We also conduct regular wellness programs and incentivize our staff to participate in activities and webinars that promote a healthy lifestyle.

As of December 31, 2022, we had 1,549 full-time equivalent employees compared to 1,476 full-time equivalent employees at December 31, 2021. None of our employees are represented by a union or covered by a collective bargaining agreement. Management believes that its relations with its employees are good.

Our employees actively share their talents in their communities through volunteer activities in education, economic development, human and health services, and community reinvestment. Our employees are committed to be good neighbors that foster growth for our customers and communities. As a community based bank, we are committed to being model corporate citizens and through our communities through various forms of investments, contributions, and volunteer work.

Some of the highlights we have taken to be a socially responsible company are:

- One out of two of the Bank's branches are located in low-to-moderate income areas;
- Our employees had nearly 731 hours of CRA-reportable volunteer hours in 2022;
- We funded approximately $4.45 billion of loans in 2022;
- We have invested in affordable housing partnership investments, CRA investments, and CDFI investments;
- We had approximately $315.8 million of CRA-reportable small business lending in 2022;
- We had approximately $570 thousand in charitable donations and grants to 122 organizations to support the social, educational and cultural wellness of the communities in which we operate; and
- We awarded 60 students grants of $1,500 each in 2022. In aggregate, we contributed approximately more than $2.3 million to the Hope Scholarship Foundation since its establishment in 2001.

In 2022, we launched and published our initial Environmental, Social and Governance ("ESG") report and webpage in our investor relation website (www.ir-hopebancorp.com). The initial ESG report contains our ESG progress including the establishment of an ESG framework, ESG policy, and our achievements on the ESG compliance.

Item 1A.   RISK FACTORS

In the course of conducting our business operations, we are exposed to a variety of risks, some of which are inherent in the financial services industry and others of which are more specific to our own business. The following discussion addresses the most significant risks that could affect our business, financial condition, liquidity, results of operations, and capital position. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also affect our business. If any of these known or unknown risks or uncertainties actually occurs, our business, financial condition and results of operations may be materially and adversely effected. In that event, the market price for our common stock would likely decline.

<u>*Risks Related to our Business*</u>

Economic conditions in the markets in which we operate may adversely affect our loan portfolio and reduce the demand for our services. We focus our business primarily in Korean-American communities in California, the greater New York City, Chicago, Houston, Dallas, Tampa, and Seattle metropolitan areas, New Jersey, Virginia, Georgia and Alabama. Adverse economic conditions in our market areas could potentially have a material adverse impact on the quality of our business. A renewed economic slowdown in the markets in which we operate currently and in the future may have any or all of the following consequences, any of which may reduce our net income and adversely affect our financial condition:

- loan delinquencies may increase;
- problem assets and foreclosures may increase;
- the level and duration of deposits may decline;
- demand for our products and services may decline; and
- collateral for loans may decline in value below the principal amount owed by the borrower.

We have a high level of loans secured by real estate collateral. A downturn in the real estate market may seriously impair our loan portfolio. As of December 31, 2022, approximately 61% of our loan portfolio consisted of loans secured by various types of commercial real estate (excluding 1-4 family residential mortgage loans). A slowdown in the economy is often accompanied by declines in the value of real estate. In the height of the COVID-19 pandemic, the impact of the virus resulted in renewed deterioration in the real estate market generally and in commercial real estate values in particular. Such developments may result in additional loan charge-offs and provisions for credit losses, which may have a material and adverse effect on our net income and capital levels.

Our commercial loan and commercial real estate loan portfolios expose us to risks that may be greater than the risks related to our other loans. Our loan portfolio includes commercial loans and commercial real estate loans, which are secured by hotels and motels, shopping/retail centers, service station and car wash, industrial and warehouse properties, and other types of commercial properties. Commercial and commercial real estate loans carry more risk as compared to other types of lending, because they typically involve larger loan balances often concentrated with a single borrower or groups of related borrowers.

Accordingly, charge-offs on commercial and commercial real estate loans may be larger on a per loan basis than those incurred with our residential or consumer loan portfolios. In addition, these loans expose a lender to greater credit risk than loans secured by residential real estate. The payment experience on commercial real estate loans that are secured by income producing properties are typically dependent on the successful operation of the related real estate project and thus, may subject us to adverse conditions in the real estate market or to the general economy. The collateral securing these loans typically cannot be liquidated as easily as residential real estate. If we foreclose on these loans, our holding period for the collateral typically is longer than residential properties because there are fewer potential purchasers of the collateral.

Unexpected deterioration in the credit quality of our commercial or commercial real estate loan portfolios would require us to increase our provision for credit losses, which would reduce our profitability and could materially adversely affect our business, financial condition, results of operations and prospects.

In addition, with respect to commercial real estate loans, federal and state banking regulators are examining commercial real estate lending activity with heightened scrutiny and may require banks with higher levels of commercial real estate loans to implement more stringent underwriting, internal controls, risk management policies and portfolio stress testing, as well as possibly higher levels of allowances for losses and capital levels as a result of commercial real estate lending growth and exposures. Because a significant portion of our loan portfolio is comprised of commercial real estate loans, the banking regulators may require us to maintain higher levels of capital than we would otherwise be expected to maintain, which could limit our ability to leverage our capital and have a material adverse effect on our business, financial condition, results of operations and prospects.

Our allowance for credit losses may not cover our actual loan losses. As a lender, we are exposed to the risk that the principal of, or interest on, a loan will not be paid timely or at all or that the value of any collateral supporting a loan will be insufficient to cover our outstanding exposure. In accordance with U.S. GAAP, we maintain an allowance for credit losses to provide for loan defaults and non-performance. If our actual credit losses exceed the amount we have allocated for estimated current expected credit losses, our business will be adversely affected. We attempt to limit the risk that borrowers will fail to repay loans by carefully underwriting our loans, but losses nevertheless occur in the ordinary course of business operations. We create allowances for estimated credit losses through provisions that are recorded as reductions in income in our accounting records. We base these allowances on estimates of the following:

- historical experience with our loans;

- evaluation of current economic conditions and other factors;

- reviews of the quality, mix and size of the overall loan portfolio;

- reviews of delinquencies; and

- the quality of the collateral underlying our loans.

If our allowance estimates are inadequate, we may incur losses, our financial condition may be materially and adversely affected and we may be required to try and raise additional capital to enhance our capital position. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the adequacy of our allowance. These agencies may require us to establish additional allowances based on their judgment of the information available at the time of their examinations. No assurance can be given that we will not sustain loan losses in excess of present or future levels of the allowance for credit losses or that regulatory agencies will not require us to increase our allowance thereby impacting our profitability.

An increase in nonperforming assets would reduce our income and increase our expenses. If the level of nonperforming assets increases in the future, it may adversely affect our operating results and financial condition. Nonperforming assets are mainly loans on which the borrowers are not making their required payments. Nonperforming assets also include loans that have been restructured to permit the borrower to make payments and real estate that has been acquired through foreclosure or deed in lieu of foreclosure of unpaid loans. To the extent that assets are nonperforming, we have less earning assets generating interest income and an increase in credit related expenses, including provisions for credit losses.

Increases in the level of our problem assets, occurrence of operating losses or a failure to comply with requirements of the agencies which regulate us may result in regulatory actions against us which may materially and adversely affect our business and the market price of our common stock. The DFPI, the FDIC, and the FRB each have authority to take actions to require that we comply with applicable regulatory capital requirements, cease engaging in what they perceive to be unsafe or unsound practices or make other changes in our business. Among others, the corrective measures that such regulatory authorities may take include requiring us to enter into informal or formal agreements regarding our operations, the issuance of cease and desist orders to refrain from engaging in unsafe and unsound practices, removal of officers and directors and the assessment of civil monetary penalties. See "Item 1. Business – Supervision and Regulation" for a further description of such regulatory powers.

Our use of appraisals in deciding whether to make loans secured by real property does not ensure that the value of the real property collateral will be sufficient to repay our loans. In considering whether to make a loan secured by real property, we require an appraisal of the property. However, an appraisal is only an estimate of the value of the property at the time the appraisal is made and requires the exercise of a considerable degree of judgment. If the appraisal does not accurately reflect the amount that may be obtained upon sale or foreclosure of the property, whether due to a decline in property value after the date of the original appraisal or defective preparation of the appraisal, we may not realize an amount equal to the indebtedness secured by the property and as a result, we may suffer losses.

Changes in interest rates affect our profitability. The interest rate risk inherent in our lending, investing, and deposit taking activities is a significant market risk to us and our business. We derive our income mainly from the difference or "spread" between the interest earned on loans, securities and other interest earning assets, and interest paid on deposits, borrowings and other interest bearing liabilities. In general, the wider the spread, the more net interest income we earn. When market rates of interest change, the interest we receive on our assets and the interest we pay on our liabilities will fluctuate. This can cause decreases in our spread and can greatly affect our income. In addition, interest rate fluctuations can affect how much money we may be able to lend. There can be no assurance that we will be successful in minimizing the potentially adverse effects of changes in interest rates.

We face risks associated with the replacement of LIBOR. The London Interbank Offered Rate, or LIBOR, was largely phased out at the end of 2021 with the exception of certain U.S. dollar-based benchmarks that will be phased out in 2023. The U.S. federal banking agencies have issued guidance strongly encouraging banking organizations to cease using the U.S. Dollar LIBOR as a reference rate in new agreements. LIBOR has served as the benchmark rate worldwide for many financial assets, such as loans, bonds and other securities. While a working group comprised of the Federal Reserve and other market participants proposed an alternative, the Secured Overnight Financing Rate ("SOFR"), there is no consensus on what rate or rates may become accepted alternatives to LIBOR. The market transition away from LIBOR to an alternative reference rate, such as SOFR, is complex and could have a range of adverse effects on our business, financial condition and results of operations. The transition could, for example:

*   Adversely affect the interest rates we pay or receive on, the revenue and expenses associated with or the value of our LIBOR-based assets and liabilities, which include our subordinated debentures, certain variable rate loans and certain other securities and financial arrangements;

*   Adversely affect the interest rates paid or received on, the revenue and expenses associated with or the value of other securities or financial arrangements, given LIBOR's role in determining market interest rates globally;

*   Prompt inquiries or other actions from banking regulators regarding our preparation and readiness for the replacement of LIBOR with an alternative reference rate; and

*   Result in disputes, litigation or other actions with counterparties, including disputes regarding the interpretation and enforceability of fallback language in LIBOR-based contracts and securities.

The manner and impact of the transition from LIBOR to an alternative reference rate and the effect of these developments on our funding costs, loan and investment and trading securities portfolios, asset-liability management, and business, is uncertain. Accordingly, it is not currently possible for us to determine whether, or to what extent, any such changes would affect us. However, the discontinuation of existing benchmark rates could have a material adverse effect on our business, financial condition, results of operations, prospects and customers.

If we lose key employees, our business may suffer. There is intense competition for experienced and highly qualified personnel in the Korean-American banking industry and the banking industry more broadly. Our future success depends on the continued employment of existing senior management personnel. If we lose key employees temporarily or permanently, it may hurt our business. We may be particularly hurt if our key employees, including any of our executive officers, became employed by our competitors in the Korean-American banking industry.

We face continuing risks related to the COVID-19 pandemic. Beginning in 2020, the overall economic climate in the U.S., generally, and in our market areas specifically, experienced material disruption due to the COVID-19 pandemic. The extent to which the COVID-19 pandemic will continue to negatively affect our business, financial condition and results of operations will depend on future developments, including the emergence and spread of new strains of COVID-19, which are highly uncertain and cannot be predicted. Additionally, the responses of various governmental and nongovernmental authorities and consumers to the pandemic may have material long term effects on us and our customers, which are difficult to quantify.

We could be subject to a number of risks as the result of the COVID-19 pandemic, any of which could have a material, adverse effect on our business, financial condition and results of operations. These risks include but are not limited to increased credit losses or other impairments in our loan portfolios and increases in our allowance for credit losses; changes in demand for our products and services; a decline in the collateral value for our loans, especially real estate; unavailability of employees; increased cyber security risks as employees work remotely; a prolonged weakness in economic conditions resulting in a reduction of future projected earnings; a triggering event leading to impairment testing on our goodwill and other assets, which could result in impairment charges; and increased costs as we and our regulators, customers and vendors adapt to evolving pandemic conditions.

Our inability to successfully manage the increased credit and other risks caused by the COVID-19 pandemic could have a material adverse effect on our business, financial condition and results of operations.

We are exposed to the risks of natural disasters. A significant portion of our operations is concentrated in Southern California, which is an earthquake and fire prone region. A major earthquake or fire may result in material loss to us. A significant percentage of our loans are and will be secured by real estate. Many of our borrowers may suffer uninsured property damage, experience interruption of their businesses or lose their jobs after an earthquake or fire. Those borrowers might not be able to repay their loans, and the collateral for such loans may decline significantly in value. Unlike a bank with operations that are more geographically diversified, we are vulnerable to greater losses if an earthquake, fire, flood, mudslide or other natural catastrophe occurs in Southern California.

We may experience adverse effects from acquisitions. We have acquired other banking companies and bank offices in the past, and will consider additional acquisitions as opportunities arise. If we do not adequately address the financial and operational risks associated with acquisitions of other companies, we may incur material unexpected costs and disruption of our business. Future acquisitions may increase the degree of such risks.

Risks involved in acquisitions of other companies include:

- the risk of failure to adequately evaluate the asset quality of the acquired company;

- difficulty in assimilating the operations, technology and personnel of the acquired company;

- diversion of management's attention from other important business activities;

- difficulty in maintaining good relations with the loan and deposit customers of the acquired company;

- inability to maintain uniform and effective operating standards, controls, procedures and policies;

- potentially dilutive issuances of equity securities or the incurrence of debt and contingent liabilities; and

- amortization of expenses related to acquired intangible assets that have finite lives.

Liquidity risks may impair our ability to fund operations and jeopardize our financial condition. Liquidity is essential to our business. An inability to raise funds through deposits, borrowings, the sale of loans, and other sources may have a material adverse effect on our liquidity. Our access to funding sources in amounts adequate to finance our activities may be impaired by factors that affect us specifically or the financial services industry in general. Factors that may detrimentally impact our access to liquidity sources include a decrease in the level of our business activity due to a market downturn or adverse regulatory action against us. Our ability to acquire deposits or borrow may also be impaired by factors that are not specific to us, such as a disruption of the financial markets or negative views and expectations about the prospects for the banking industry or the general financial services industry as a whole.

Fraudulent activity, breaches or failures of our information security controls or cybersecurity-related incidents could have a material adverse effect on our business. As a financial institution, we are susceptible to fraudulent activity, information security breaches and cybersecurity-related incidents that may be committed against us or our clients, which may result in financial losses or increased costs to us or our clients, disclosure or misuse of our information or our client information, misappropriation of assets, privacy breaches against our clients, litigation, or damage to our reputation. Such fraudulent activity may take many forms, including check fraud, electronic fraud, wire fraud, phishing, social engineering, and other dishonest acts. Information security breaches and cybersecurity-related incidents may include fraudulent or unauthorized access to systems used by us or our clients, denial or degradation of service attacks, and malware, or other cyber-attacks. In recent periods, there continues to be a rise in electronic fraudulent activity, security breaches, and cyber-attacks within the financial services industry, especially in the commercial banking sector due to cyber criminals targeting commercial bank accounts. Consistent with industry trends, we have also experienced an increase in attempted electronic fraudulent activity, security breaches and cybersecurity-related incidents in recent periods. Moreover, in recent periods, several large corporations, including financial institutions and retail companies, have suffered major data breaches, in some cases exposing not only confidential and proprietary corporate information, but also sensitive financial and other personal information of their customers and employees and subjecting them to potential fraudulent activity. Some of our clients may have been affected by these breaches, which increase their risks of identity theft, credit card fraud and other fraudulent activity that could involve their accounts with us.

We are subject to operational risks relating to our technology and information systems. The continued efficacy of our technology and information systems, related operational infrastructure and relationships with third party vendors in our ongoing operations is integral to our performance. Failure of any of these resources, including but not limited to operational or systems failures, interruptions of client service operations and ineffectiveness of or interruption in third party data processing or other vendor support, may cause material disruptions in our business, impairment of customer relations and exposure to liability for our customers, as well as action by bank regulatory authorities.

Information pertaining to us and our clients is maintained, and transactions are executed, on the networks and systems of us, our clients and certain of our third party partners, such as our online banking or reporting systems. The secure maintenance and transmission of confidential information, as well as execution of transactions over these systems, are essential to protect us and our clients against fraud and security breaches and to maintain our clients' confidence. Breaches of information security also may occur, and in infrequent cases have occurred, through intentional or unintentional acts by those having access to our systems or our clients' or counterparties' confidential information, including employees. In addition, increases in criminal activity, levels and sophistication, advances in computer capabilities, new discoveries, vulnerabilities in third-party technologies (including browsers and operating systems) or other developments could result in a compromise or breach of the technology, processes and controls that we use to prevent fraudulent transactions and to protect data about us, our clients and underlying transactions, as well as the technology used by our clients to access our systems. Although we have developed, and continue to invest in, systems and processes that are designed to detect and prevent security breaches and cyber-attacks and periodically test our security, our inability to anticipate, or failure to adequately mitigate, breaches of security could result in: losses to us or our clients; our loss of business and/or clients; damage to our reputation; the incurrence of additional expenses; disruption to our business; our inability to grow our online services or other businesses; additional regulatory scrutiny or penalties; or our exposure to civil litigation and possible financial liability any of which could have a material adverse effect on our business, financial condition and results of operations.

More generally, publicized information concerning security and cyber-related problems could inhibit the use or growth of electronic or web-based applications or solutions as a means of conducting commercial transactions. Such publicity may also cause damage to our reputation as a financial institution. As a result, our business, financial condition and results of operations could be adversely affected.

Increasing scrutiny and evolving expectations from customers, regulators, investors, and other stakeholders with respect to our environmental, social and governance practices may impose additional costs on us or expose us to new or additional risks. Companies are facing increasing scrutiny from customers, regulators, investors, investor advocacy groups, and other stakeholders related to their environmental, social, and governance ("ESG") practices and disclosure, especially as they relate to the environment, health and safety, diversity, labor conditions, and human rights. Increased ESG related compliance costs will result in increases to our overall operational costs. Failure to adapt to or comply with regulatory requirements or investor or stakeholder expectations and standards could negatively impact our reputation, ability to do business with certain partners, and our financial condition and results of operations. New government regulations could also result in new or more stringent forms of ESG oversight and expand mandatory and voluntary reporting, diligence, and disclosure. Additionally, concerns over the long-term impacts of climate change have led and will continue to lead to governmental efforts around the world to mitigate those impacts. Consumers and businesses also may change their behavior on their own as a result of these concerns. We, along with our customers, will need to respond to new laws and regulations as well as consumer and business preferences resulting from climate change concerns. We may also face cost increases, asset value reductions, operating process changes, among other impacts. In addition, we could face reductions in creditworthiness on the part of some customers or in the value of assets securing loans.

In 2022, we launched and published our initial ESG report and webpage in our investor relations website (www.ir-hopebancorp.com). The initial ESG report contains our ESG progress including the establishment of an ESG framework, ESG policy, and our achievements on the ESG compliance. However, there is no guarantee that our efforts will adequately address new laws and regulations and governmental efforts as well as investor concerns. Our efforts to take these risks into account in making lending and other decisions may not be effective in protecting us from the negative impact of new laws and regulations or changes in consumer or business behavior.

Our business reputation is important and any damage to it may have a material adverse effect on our business. Our reputation is very important for our business, as we rely on our relationships with our current, former, and potential clients and stockholders in the communities we serve. Any damage to our reputation, whether arising from regulatory, supervisory or enforcement actions, matters affecting our financial reporting or compliance with SEC and exchange listing requirements, negative publicity, our conduct of our business or otherwise may have a material adverse effect on our business.

As we expand outside our traditional geographic markets, we may encounter additional risks that may adversely affect us. Currently, the majority of our offices are located in California, but we also have offices in the greater New York City, Chicago, Houston, Dallas, Tampa, and Seattle metropolitan areas, New Jersey, Virginia, Colorado, Georgia, and Alabama. Over time, we may seek to establish offices to serve Korean-American and other ethnic communities in other parts of the United States as well. In the course of these expansion activities, we may encounter significant risks, including unfamiliarity with the characteristics and business dynamics of new markets, increased marketing and administrative expenses and operational difficulties arising from our efforts to attract business in new markets, manage operations in noncontiguous geographic markets, comply with local laws and regulations and effectively and consistently manage our non-California personnel and business. If we are unable to manage these risks, our operations may be materially and adversely affected.

Adverse conditions in South Korea or globally may adversely affect our business. A substantial number of our customers have economic and cultural ties to South Korea and, as a result, we are likely to feel the effects of adverse economic and political conditions there. If economic or political conditions in South Korea deteriorate, we may, among other things, be exposed to economic and transfer risk, and may experience an outflow of deposits by our customers with connections to South Korea. Transfer risk may result when an entity is unable to obtain the foreign exchange needed to meet its obligations or to provide liquidity. This may materially and adversely impact the recoverability of investments in or loans made to such entities. Adverse economic conditions in South Korea may also negatively impact asset values and the profitability and liquidity of our customers who operate in this region. In addition, a general overall decline in global economic conditions may materially and adversely affect our profitability and overall results of operations.

Legal and Regulatory Risks

Governmental regulation and regulatory actions against us may further impair our operations or restrict our growth. We are subject to significant governmental supervision and regulation. These regulations affect our lending practices, capital structure, investment practices, dividend policy and growth, among other things. Congress and federal regulatory agencies continually review banking laws, regulations and policies for possible changes. Statutes and regulations affecting our business may be changed at any time and the interpretation of these statutes and regulations by examining authorities may also change. In addition, regulations may be adopted which increase our deposit insurance premiums and enact special assessments which could increase expenses associated with running our business and adversely affect our earnings.

There can be no assurance that such statutes and regulations, any changes thereto or to their interpretation will not adversely affect our business. In particular, these statutes and regulations, and any changes thereto, could subject us to additional costs (including legal and compliance costs), limit the types of financial services and products we may offer and/or increase the ability of non-banks to offer competing financial services and products, among other things. In addition to governmental supervision and regulation, we are subject to changes in other federal and state laws, including changes in tax laws, which could materially affect us and the banking industry generally. We are subject to the rules, regulations of, and examination by the FRB, the FDIC, the DFPI, and the CFPB. In addition, we are subject to the rules and regulation of the Nasdaq Stock Market and the SEC and are subject to enforcement actions and other punitive actions by these agencies. If we fail to comply with federal and state regulations, the regulators may limit our activities or growth, impose fines on us or in the case of our bank regulators, ultimately require our bank to cease its operations. Bank regulations can hinder our ability to compete with financial services companies that are not regulated in the same manner or are less regulated. Federal and state bank regulatory agencies regulate many aspects of our operations. These areas include:

- the capital that must be maintained;
- the kinds of activities that can be engaged in;
- the kinds and amounts of investments that can be made;
- the locations of offices;
- insurance of deposits and the premiums that we must pay for this insurance;
- procedures and policies we must adopt;
- conditions and restrictions on our executive compensation; and
- how much cash we must set aside as reserves for deposits.

In addition, bank regulatory authorities have the authority to bring enforcement actions against banks and bank holding companies, including the Bank and Hope Bancorp, for unsafe or unsound practices in the conduct of their businesses or for violations of any law, rule or regulation, any condition imposed in writing by the appropriate bank regulatory agency or any written agreement with the authority. Enforcement actions against us could include a federal conservatorship or receivership for the bank, the issuance of additional orders that could be judicially enforced, the imposition of civil monetary penalties, the issuance of directives to enter into a strategic transaction, whether by merger or otherwise, with a third party, the termination of insurance of deposits, the issuance of removal and prohibition orders against institution-affiliated parties, and the enforcement of such actions through injunctions or restraining orders. In addition, as we have grown beyond $10 billion in assets, we are subject to enhanced CFPB examination and required to perform more comprehensive stress-testing on our business and operations.

We face a risk of noncompliance and enforcement action with the Bank Secrecy Act and other anti-money laundering statutes and regulations. The BSA, the USA PATRIOT Act of 2001, the Anti-Money Laundering Act of 2020, and other laws and regulations require financial institutions, among other duties, to institute and maintain an effective anti-money laundering program and file suspicious activity and currency transaction reports as appropriate. The federal Financial Crimes Enforcement Network is authorized to impose significant civil money penalties for violations of those requirements and has recently engaged in coordinated enforcement efforts with the individual federal banking regulators, as well as the U.S. Department of Justice, Drug Enforcement Administration, and Internal Revenue Service. We are also subject to increased scrutiny of compliance with the rules enforced by the Office of Foreign Assets Control and compliance with the Foreign Corrupt Practices Act. If our policies, procedures and systems are deemed deficient, we would be subject to liability, including fines and regulatory actions, which may include restrictions on our ability to pay dividends and the necessity to obtain regulatory approvals to proceed with certain aspects of our business plan. Failure to maintain and implement adequate programs to combat money laundering and terrorist financing could also have serious reputational consequences for us. Any of these results could materially and adversely affect our business, financial condition and results of operations.

SBA lending is an important part of our business. Our SBA lending program is dependent upon the federal government, and we face specific risks associated with originating SBA loans. Our SBA lending program is dependent upon the federal government. As an SBA Preferred Lender, we enable our clients to obtain SBA loans without being subject to the potentially lengthy SBA approval process required for lenders that are not SBA Preferred Lenders. The SBA periodically reviews the lending operations of participating lenders to assess, among other things, whether the lender exhibits prudent risk management. When weaknesses are identified, the SBA may request corrective actions or impose enforcement actions, including revocation of the lender's Preferred Lender status. If we lose our status as a Preferred Lender, we may lose some or all of our customers to lenders who are SBA Preferred Lenders, and as a result we could experience a material adverse effect to our financial results. Any changes to the SBA program, including changes to the level of guarantee provided by the federal government on SBA loans, may also have a material adverse effect on our business.

The sales of SBA 7(a) loans results in both premium income for us at the time of sale, and creates a stream of future servicing income. We may not be able to continue originating these loans or selling them in the secondary market. Furthermore, even if we are able to continue originating and selling SBA 7(a) loans in the secondary market, we might not continue to realize premiums upon the sale of the guaranteed portion of these loans. When we sell the guaranteed portion of our SBA 7(a) loans, we incur credit risk on the non-guaranteed portion of the loans, and if a customer defaults on the non-guaranteed portion of a loan, we share any loss and recovery related to the loan pro-rata with the SBA. If the SBA establishes that a loss on an SBA guaranteed loan is attributable to significant technical deficiencies in the manner in which the loan was originated, funded or serviced by us, the SBA may seek recovery of the principal loss related to the deficiency from us, which could materially adversely affect our business, financial condition, results of operations and prospects.

The laws, regulations and standard operating procedures that are applicable to SBA loan products may change in the future. We cannot predict the effects of these changes on our business and profitability. Because government regulation greatly affects the business and financial results of all commercial banks and bank holding companies and especially our organization, changes in the laws, regulations and procedures applicable to SBA loans could adversely affect our ability to operate profitably.

Environmental laws may force us to pay for environmental problems. The cost of cleaning up or paying damages and penalties associated with environmental problems may increase our operating expenses. When a borrower defaults on a loan secured by real property, we often purchase the property in foreclosure or accept a deed to the property surrendered by the borrower. We may also take over the management of commercial properties whose owners have defaulted on loans. We also lease premises where our branches and other facilities are located, all where environmental problems may exist. Although we have lending, foreclosure and facilities guidelines that are intended to exclude properties with an unreasonable risk of contamination, hazardous substances may exist on some of the properties that we own, lease, manage or occupy. We may face the risk that environmental laws may force us to clean up the properties at our expense. The cost of cleaning up a property may exceed the value of the property. We may also be liable for pollution generated by a borrower's operations if we take a role in managing those operations after a default. We may find it difficult or impossible to sell contaminated properties.

Changes in accounting standards may affect how we record and report our financial condition and results of operations. Our accounting policies and methods are fundamental to how we record and report our financial condition and results of operations. From time to time, the Financial Accounting Standards Board and SEC change the financial accounting and reporting standards that govern the preparation of our financial statements. These changes and their impacts on us can be hard to predict and may result in unexpected and materially adverse impacts on our reported financial condition and results of operations.

Financial and Market Risks

We may reduce or discontinue the payment of dividends on common stock. Our stockholders are only entitled to receive such dividends as our Board may declare out of funds legally available for such payments. Although we have historically declared cash dividends on our common stock, we are not required to do so and may reduce or eliminate our common stock dividend in the future. Our ability to pay dividends to our stockholders is subject to the restrictions set forth in Delaware law, by the FRB, and by certain covenants contained in our subordinated debentures. Notification to the FRB is also required prior to our declaring and paying a cash dividend to our stockholders during any period in which our quarterly and/or cumulative twelve-month net earnings are insufficient to fund the dividend amount, among other requirements. We may not pay a dividend if the FRB objects or until such time as we receive approval from the FRB or we no longer need to provide notice under applicable regulations. In addition, we may be restricted by applicable law or regulation or actions taken by our regulators, now or in the future, from paying dividends to our stockholders. We cannot provide assurance that we will continue paying dividends on our common stock at current levels or at all. A reduction or discontinuance of dividends on our common stock could have a material adverse effect on our business, including the market price of our common stock.

The conditional conversion features of the convertible notes issued by the Company, if met, may adversely affect our financial condition and operating results. In 2018, we issued $217.5 million aggregate principal amount of 2.00% convertible senior notes maturing on May 15, 2038 in a private offering to qualified institutional buyers under Rule 144A of the Securities Act of 1933. In the event the conditional conversion features of the convertible notes issued by the Company are met, holders of convertible notes will be entitled to convert the notes at any time during specified periods at their option. If one or more holders elect to convert their notes, unless we elect to satisfy our conversion obligation by delivering solely shares of our common stock (other than paying cash in lieu of delivering any fractional share), we would be required to settle a portion or all of our conversion obligation through the payment of cash, which could adversely affect our liquidity.

We may not have the capital resources necessary to settle conversions of the convertible notes in cash or to repurchase the convertible notes if holders of the convertible note exercise their repurchase rights or upon a fundamental change, and our future debt may contain limitations on our ability to pay cash upon conversion or repurchase of the convertible notes. Holders of the convertible notes will have the right to require us to repurchase all or a portion of their convertible notes on certain specified dates or upon the occurrence of a fundamental change at a repurchase price equal to 100% of the principal amount of the convertible notes to be repurchased, plus accrued and unpaid special interest, if any. We may not have enough available cash or be able to obtain financing at the time we are required to repurchase convertible notes surrendered or pay cash with respect to the convertible notes being converted if we elect not to issue shares, which could harm our reputation and affect the trading price of our common stock.

The value of our securities in our investment portfolio may decline in the future. The fair value of our investment securities may be adversely affected by market conditions, including changes in interest rates, implied credit spreads, and the occurrence of any events adversely affecting the issuer of particular securities in our investments portfolio or any given market segment or industry in which we are invested. We analyze our securities available for sale on a quarterly basis to determine if there is a requirement to recognize current expected credit losses. The process for determining current expected credit losses usually requires complex, subjective judgments about the future financial performance of the issuer in order to assess the probability of receiving all contractual principal and interest payments sufficient to recover our amortized cost of the security. Because of changing economic and market conditions affecting issuers, we may be required to recognize credit losses in future periods, which could have a material adverse effect on our business, financial condition, or results of operations.

If we fail to maintain an effective system of internal controls and disclosure controls and procedures, we may not be able to accurately report our financial results or prevent fraud. Effective internal control over financial reporting and disclosure controls and procedures are necessary for us to provide reliable financial reports, effectively prevent fraud and to operate successfully as a public company. If we cannot provide reliable financial reports or prevent fraud, our reputation and business would be harmed. In addition, failure in our internal control over financial reporting and disclosure controls and procedures could cause us to fail to meet the continued listing requirements of the Nasdaq Global Select Market and, as a result, adversely impact the liquidity and trading price of our securities.

Anti-takeover provisions in our charter documents and applicable federal and state law may limit the ability of another party to acquire us, which could cause our stock price to decline. Various provisions of our charter documents could delay or prevent a third-party from acquiring us, even if doing so might be beneficial to our stockholders. These include, among other things, advance notice requirements to submit stockholder proposals at stockholder meetings and the authorization to issue "blank check" preferred stock by action of the Board of Directors acting alone, thus without obtaining stockholder approval. In addition, applicable provisions of federal and state banking law require regulatory approval in connection with certain acquisitions of our common stock and supermajority voting provisions in connection with certain transactions. In particular, both federal and state law limit the acquisition of ownership of, generally, 10% or more of our common stock without providing prior notice to the regulatory agencies and obtaining prior regulatory approval or non-objection or being able to rely on an exemption from such requirement. We are also subject to Section 203 of the Delaware General Corporation Law that, subject to exceptions, prohibits us from engaging in any business combinations with any interested stockholder, as defined in that section, for a period of three years following the date on which that stockholder became an interested stockholder. Collectively, these provisions of our charter documents and applicable federal and state law may prevent a merger or acquisition that would be attractive to stockholders and could limit the price investors would be willing to pay in the future for our common stock.

Our common stock is not insured and you could lose the value of your entire investment. An investment in our common stock is not a deposit and is not insured against loss by any government agency.

<u>*General Risk Factors*</u>

Our common stock is equity and therefore is subordinate to indebtedness and preferred stock. Our common stock constitutes equity interests and does not constitute indebtedness. As such, common stock will rank junior to all current and future indebtedness and other non-equity claims on us with respect to assets available to satisfy claims against us, including in the event of our liquidation. We may, and the Bank and our other subsidiaries may also, incur additional indebtedness from time to time and may increase our aggregate level of outstanding indebtedness. Additionally, holders of common stock are subject to the prior dividend and liquidation rights of any holders of our preferred stock that may be outstanding from time to time. The Board of Directors is authorized to cause us to issue additional classes or series of preferred stock without any action on the part of our stockholders. If we issue preferred shares in the future that have a preference over our common stock with respect to the payment of dividends or upon liquidation, or if we issue preferred shares with voting rights that dilute the voting power of the common stock, then the rights of holders of our common stock or the market price of our common stock could be materially adversely affected.

Our stock price may be volatile, which may result in substantial losses for our stockholders. The market price of our common stock may be subject to fluctuations in response to a number of factors, including:

- issuing new equity securities;
- the amount of our common stock outstanding and the trading volume of our stock;
- actual or anticipated changes in our future financial performance;
- changes in financial performance estimates by us or by securities analysts;
- competitive developments, including announcements by us or our competitors of new products or services or acquisitions, strategic partnerships, joint ventures or capital commitments;
- the operating and stock performance of our competitors;
- changes in interest rates;
- changes in key personnel;
- changes in economic conditions that affect the Bank's performance; and
- changes in legislation or regulations that affect the Bank.

We may raise additional capital, which could have a dilutive effect on the existing holders of our common stock and adversely affect the market price of our common stock. We periodically evaluate opportunities to access capital markets, taking into account our financial condition, regulatory capital ratios, business strategies, anticipated asset growth and other relevant considerations. It is possible that future acquisitions, organic growth or changes in regulatory capital requirements could require us to increase the amount or change the composition of our current capital, including our common equity. For all of these reasons and others, and always subject to market conditions, we may issue additional shares of common stock or other capital securities in public or private transactions.

The issuance of additional common stock, debt, or securities convertible into or exchangeable for our common stock or that represent the right to receive common stock, or the exercise of such securities, could be substantially dilutive to holders of our common stock. Holders of our common stock have no preemptive or other rights that would entitle them to purchase their pro rata share of any offering of shares of any class or series and, therefore, such sales or offerings could result in dilution of the ownership interests of our stockholders.

Climate change concerns could adversely affect our business and our customers. Concerns over the long-term impacts of climate change have led and will continue to lead to governmental efforts around the world to mitigate those impacts. Climate change presents multi-faceted risks, including operational risk from the physical effects of climate events on us; credit risk from borrowers with significant exposure to climate risk; transition risks associated with the transition to a less carbon-dependent economy; and reputational risk from stakeholder concerns about our practices related to climate change. Consumers and businesses are changing their behavior and business preferences as a result of these concerns. New governmental regulations or guidance relating to climate change, as well as changes in consumers' and businesses' behaviors and business preferences, may affect whether and on what terms and conditions we will engage in certain activities or offer certain products or services. The governmental and supervisory focus on climate change could also result in our becoming subject to new or heightened regulatory requirements relating to climate change, such as requirements relating to operational resiliency or stress testing for various climate stress scenarios. Any such new or heightened requirements could result in increased regulatory, compliance or other costs or higher capital requirements. In connection with the transition to a low carbon economy, legislative or public policy changes and changes in consumer sentiment could negatively impact the businesses and financial condition of our clients, which may decrease revenues from those clients and increase the credit risk associated with loans and other credit exposures to those clients. Our business, reputation and ability to attract and retain employees may also be harmed if our response to climate change is perceived to be ineffective or insufficient.

Item 1B.   UNRESOLVED STAFF COMMENTS

None.

Item 2.   PROPERTIES

Our principal executive offices are located at 3200 Wilshire Blvd., Suite 1400, Los Angeles, California 90010. As of December 31, 2022, we operated full-service branches at 47 leased and seven owned facilities, and we operated loan production offices at 10 leased facilities. Expiration dates of our leases range from 2023 to 2032. We believe our present facilities are suitable and adequate for our current operating needs.

Item 3.   LEGAL PROCEEDINGS

In the normal course of business, we are involved in various legal claims. We have reviewed all legal claims against us with counsel and have taken into consideration the views of such counsel as to the potential outcome of the claims. Loss contingencies for all legal claims totaled approximately $229 thousand at December 31, 2022. It is reasonably possible we may incur losses in addition to the amounts we have accrued. However, at this time, we are unable to estimate the range of additional losses that are reasonably possible because of a number of factors, including the fact that certain of these litigation matters are still in their early stages and involve claims for which, at this point, we believe have little to no merit. Management has considered these and other possible loss contingencies and does not expect the amounts to be material to any of the consolidated financial statements.

Item 4.   MINE SAFETY DISCLOSURES

Not Applicable.

Part II

Item 5.   **MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES**

Our common stock is traded on the NASDAQ Global Select Market under the symbol "HOPE."

The following table sets forth quarterly dividends paid on our common stock for the past two fiscal years:

	For the Three Months Ended							
	March 31, 2021	June 30, 2021	September 30, 2021	December 31, 2021	March 31, 2022	June 30, 2022	September 30, 2022	December 31, 2022
Dividends Paid	$ 0.14	$ 0.14	$ 0.14	$ 0.14	$ 0.14	$ 0.14	$ 0.14	$ 0.14

The Company's Board of Directors currently intends to continue its policy of paying quarterly cash dividends, however, no assurance can be given as to whether future dividends will be paid as cash dividend payments are dependent on the Company's future earnings, capital requirements, and financial condition.

The closing price for our common stock on the NASDAQ Global Select Market on February 21, 2023 was $12.96 per share. As of February 21, 2023, there were 1,119 stockholders of record of our common stock.

Unregistered Sales of Equity Securities

There were no sales of any equity securities by the Company during the period covered this Annual Report on Form 10-K that were not registered under the Securities Act.

Issuer Purchases of Equity Securities

In January 2022, the Company's Board of Directors approved a share repurchase program that authorized the Company to repurchase up to $50.0 million of its common stock. The stock repurchase authorization does not have an expiration date and may be modified, amended, suspended, or discontinued at the Company's discretion at any time without notice. The Company did not repurchase any shares as part of this program during the three months ended December 31, 2022.

The following table summarizes share repurchase activities during the three months ended December 31, 2022:

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Program	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Program
				(Dollars in thousands)
October 1, 2022 to October 31, 2022	—	$ —	—	$ 35,333
November 1, 2022 to November 30, 2022	—	—	—	35,333
December 1, 2022 to December 31, 2022	—	—	—	35,333
Total	—	$ —	—	

Stock Performance Graph

The following graph compares the yearly percentage change in the cumulative total shareholder return (stock price appreciation plus reinvested dividends) on our common stock with (i) the cumulative total return of the NASDAQ Composite Index, and (ii) the cumulative total return of the KBW Regional Banking Index. This year the stock performance graph reflects changes made by the Company to the broad equity market indices presented by removing the S&P 500 Index and the S&P 600 Index, and to the published industry index presented by replacing the S&P U.S. BMI Banks Index with the KBW Regional Banking Index. Management believes that the KBW Regional Banking Index provides a better peer group comparison of financial institutions more comparable to the Company in asset size and other factors. The Company is not a company within the S&P 500 Index. In accordance with Item 201(e) of the Regulation S-K of the Securities and Exchange Commission, which requires the inclusion of all new indexes and all indexes used in the immediately preceding year, this year the performance graph also includes a comparison of the cumulative total return for (iii) the S&P 600 Index, (iv) the S&P U.S. BMI Banks Index, and (v) the S&P 500 Index.

The graph assumes an initial investment of $100 and reinvestment of dividends. Points on the graph represent the performance as of the last business day of each of the years indicated. The graph is not indicative of future price performance. The graph does not constitute soliciting material and shall not be deemed filed or incorporated by reference into any filing by Hope Bancorp under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that we may specifically incorporate this graph by reference.



ASSUMES $100 INVESTED ON DECEMBER 31, 2017
ASSUMES DIVIDENDS REINVESTED
FISCAL YEAR ENDING DECEMBER 31, 2022

| | Period Ending | | | | | |
Stock/Index	12/31/2017	12/31/2018	12/31/2019	12/31/2020	12/31/2021	12/31/2022
Hope Bancorp, Inc.	$100.00	$67.17	$87.51	$68.24	$95.86	$86.69
NASDAQ Composite Index	$100.00	$97.16	$132.81	$192.47	$235.15	$158.65
KBW Regional Banking Index	$100.00	$82.50	$102.15	$93.25	$127.42	$118.59
S&P 600 Index*	$100.00	$91.52	$112.37	$125.05	$158.59	$133.06
S&P U.S. BMI Banks Index*	$100.00	$83.54	$114.74	$100.10	$136.10	$112.89
S&P 500 Index*	$100.00	$95.62	$125.72	$148.85	$191.58	$156.88

_____

* Indices previously used in the immediately preceding year.

Item 6.   **[RESERVED]**

Item 7. **MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS**

The following discussion and analysis of our financial condition and results of operations should be read together with our Consolidated Financial Statements and accompanying notes presented elsewhere in this Report. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including those set forth under Item 1A "Risk Factors" and elsewhere in this Report. Please see the "Forward Looking Information" immediately preceding Part I of this Report.

Overview

We offer a full range of commercial and retail banking loan and deposit products through Bank of Hope. We have 54 banking offices in California, New York/New Jersey, Illinois, Washington, Texas, Virginia, Georgia and Alabama. We have 10 loan production offices located in Atlanta, Houston, Dallas, Denver, Portland, Seattle, Fremont, Tampa and in Southern California. We offer our banking services through our network of banking offices and loan production offices to our customers who typically are small to medium-sized businesses in our market areas. We accept deposits and originate a variety of loans including commercial business loans, real estate loans, trade finance loans, SBA loans, and consumer loans.

Our principal business involves earning interest on loans and investment securities that are funded primarily by customer deposits, wholesale deposits, and other borrowings. Our operating income and net income are derived primarily from the difference between interest income received from interest earning assets and interest expense paid on interest bearing liabilities and, to a lesser extent, from fees received in connection with servicing loan and deposit accounts and income from the sale of loans. Our major expenses are the interest we pay on deposits and borrowings, provisions for credit losses and general operating expenses, which primarily consist of salaries and employee benefits, occupancy costs, and other operating expenses. Interest rates are highly sensitive to many factors that are beyond our control, such as changes in the national economy and in the related monetary policies of the FRB, inflation, unemployment, consumer spending and political changes and events. We cannot predict the impact that these factors and future changes in domestic and foreign economic and political conditions might have on our performance.

Our results are affected by economic conditions in our markets and to a lesser degree in South Korea. A decline in economic and business conditions in our market areas or in South Korea may have a material adverse impact on the quality of our loan portfolio or the demand for our products and services, which in turn may have a material adverse effect on our financial condition and results of operations.

Selected Financial Data

The following table presents selected financial and other data for each of the years in the five-year period ended December 31, 2022. The information below should be read in conjunction with, the more detailed information included elsewhere herein, including our Audited Consolidated Financial Statements and Notes thereto.

	As of or For The Year Ended December 31,				
	2022	2021	2020	2019	2018
	(Dollars in thousands, except share and per share data)				
Income Statement Data:					
Interest income	$ 716,115	$ 566,532	$ 598,878	$ 684,786	$ 650,172
Interest expense	137,694	53,762	131,380	218,191	162,245
Net interest income	578,421	512,770	467,498	466,595	487,927
Provision (credit) for credit losses	9,600	(12,200)	95,000	7,300	14,900
Net interest income after provision (credit) for credit losses	568,821	524,970	372,498	459,295	473,027
Noninterest income	51,397	43,594	53,432	49,683	60,180
Noninterest expense	324,170	293,292	283,639	282,628	277,726
Income before income tax provision	296,048	275,272	142,291	226,350	255,481
Income tax provision	77,771	70,700	30,776	55,310	65,892
Net income	$ 218,277	$ 204,572	$ 111,515	$ 171,040	$ 189,589
Per Common Share Data:					
Earnings - basic	$ 1.82	$ 1.67	$ 0.90	$ 1.35	$ 1.44
Earnings - diluted	$ 1.81	$ 1.66	$ 0.90	$ 1.35	$ 1.44
Book value (period end)	$ 16.90	$ 17.44	$ 16.66	$ 16.19	$ 15.03
Cash dividends declared per common share	$ 0.56	$ 0.56	$ 0.56	$ 0.56	$ 0.54
Number of common shares outstanding (period end)	119,495,209	120,006,452	123,264,864	125,756,543	126,639,912
Balance Sheet Data—At Period End:					
Assets	$ 19,164,491	$ 17,889,061	$ 17,106,664	$ 15,667,440	$ 15,305,952
Investment securities AFS and HTM	2,243,195	2,666,275	2,285,611	1,715,987	1,846,265
Loans receivable, net of unearned loan fees and discounts (excludes loans held for sale)	15,403,540	13,952,743	13,563,213	12,276,007	12,098,115
Deposits	15,738,801	15,040,450	14,333,912	12,527,364	12,155,656
FHLB and FRB borrowings	865,000	300,000	250,000	625,000	821,280
Subordinated debentures	106.565	105.354	104,178	103,035	101,929
Convertible notes, net	217,148	216,209	204,565	199,458	194,543
Stockholders' equity	2,019,328	2,092,983	2,053,745	2,036,011	1,903,211
Average Balance Sheet Data:					
Assets	$ 18,231,609	$ 17,467,665	$ 16,515,102	$ 15,214,412	$ 14,749,166
Investment securities AFS and HTM	2,415,621	2,392,589	1,899,948	1,796,412	1,772,080
Loans receivable and loans held for sale	14,634,627	13,343,431	12,698,523	11,998,675	11,547,022
Deposits	15,172,264	14,727,778	13,560,531	12,066,719	11,628,177
Stockholders' equity	2,034,027	2,071,453	2,032,570	1,981,811	1,910,224

	As of or For The Year Ended December 31,				
	2022	**2021**	**2020**	**2019**	**2018**
	(Dollars in thousands)				
Selected Performance Ratios:					
Return on average assets[1]	1.20 %	1.17 %	0.68 %	1.12 %	1.29 %
Return on average stockholders' equity[2]	10.73 %	9.88 %	5.49 %	8.63 %	9.92 %
Average stockholders' equity to average assets	11.16 %	11.86 %	12.31 %	13.03 %	12.95 %
Dividend payout ratio (dividends per share/earnings per share)	30.91 %	33.71 %	62.22 %	41.54 %	37.58 %
Net interest spread[3]	2.84 %	2.86 %	2.58 %	2.65 %	3.04 %
Net interest margin[4]	3.36 %	3.09 %	3.00 %	3.27 %	3.53 %
Yield on interest earning assets[5]	4.16 %	3.42 %	3.84 %	4.81 %	4.71 %
Cost of interest bearing liabilities[6]	1.32 %	0.56 %	1.26 %	2.16 %	1.67 %
Efficiency ratio[7]	51.47 %	52.72 %	54.45 %	54.74 %	50.67 %
Regulatory Capital Ratios:					
Hope Bancorp:					
Common equity tier 1	10.55 %	11.03 %	10.94 %	11.76 %	11.44 %
Tier 1 leverage	10.15 %	10.11 %	10.22 %	11.22 %	10.55 %
Tier 1 risk-based	11.15 %	11.70 %	11.64 %	12.51 %	12.21 %
Total risk-based	11.97 %	12.42 %	12.87 %	13.23 %	12.94 %
Bank of Hope:					
Common equity tier 1	12.03 %	12.96 %	12.90 %	13.72 %	13.63 %
Tier 1 leverage	10.94 %	11.20 %	11.33 %	12.29 %	11.76 %
Tier 1 risk-based	12.03 %	12.96 %	12.90 %	13.72 %	13.63 %
Total risk-based	12.85 %	13.68 %	14.14 %	14.44 %	14.36 %
Asset Quality Data:					
Nonaccrual loans[8]	$ 49,687	$ 54,616	$ 85,238	$ 54,785	$ 53,286
Loans 90 days or more past due and still accruing [9]	401	2,131	614	7,547	1,529
Accruing restructured loans	16,931	52,418	37,354	35,709	50,410
Total nonperforming loans	67,019	109,165	123,206	98,041	105,225
Other real estate owned	2,418	2,597	20,121	24,091	7,754
Total nonperforming assets	$ 69,437	$ 111,762	$ 143,327	$ 122,132	$ 112,979
Asset Quality Ratios:					
Nonaccrual loans to loans receivable	0.32 %	0.39 %	0.63 %	0.45 %	0.44 %
Nonperforming loans to loans receivable	0.44 %	0.78 %	0.91 %	0.80 %	0.87 %
Nonperforming assets to total assets	0.36 %	0.62 %	0.84 %	0.78 %	0.74 %
Nonperforming assets to loans receivable and other real estate owned	0.45 %	0.80 %	1.06 %	0.99 %	0.93 %
Allowance for credit losses to loans receivable	1.05 %	1.01 %	1.52 %	0.77 %	0.77 %
Allowance for credit losses to nonaccrual loans	326.76 %	257.34 %	242.55 %	171.84 %	173.70 %
Allowance for credit losses to nonperforming loans	242.26 %	128.75 %	167.80 %	96.03 %	87.96 %
Allowance for credit losses to nonperforming assets	233.82 %	125.76 %	144.24 %	77.08 %	81.92 %
Net (recoveries) charge-offs to average loans receivable	(0.08)%	0.40 %	0.07 %	0.04 %	0.06 %

(1) Net income divided by average assets.

(2) Net income divided by average stockholders' equity.

(3) Difference between the average yield earned on interest earning assets and the average rate paid on interest bearing liabilities.

(4) Net interest income expressed as a percentage of average interest earning assets.

(5) Interest income divided by average interest earning assets.

(6) Interest expense divided by average interest bearing liabilities.

(7) Noninterest expense divided by the sum of net interest income plus noninterest income.

(8) Excludes delinquent SBA loans that are guaranteed and currently in liquidation.

(9) Excludes acquired credit impaired loans totaling $13.2 million and $14.1 million as of December 31, 2019 and 2018, respectively.

Critical Accounting Policies

Our financial statements are prepared in accordance with generally accepted accounting principles in the United States of America ("GAAP") and generally accepted practices within the banking industry. The financial information contained within these statements is, to a significant extent, financial information that is based on approximate measures of the financial effects of transactions and events that have already occurred. All of our significant accounting policies are described in Note 1 of our Consolidated Financial Statements presented elsewhere in this Report and are essential to understanding Management's Discussion and Analysis of Financial Condition and Results of Operations. GAAP requires management to make estimates and judgments that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities at the date of our financial statements. Actual results may materially and adversely differ from these estimates under different assumptions or conditions.

The following is a summary of the more subjective and complex accounting estimates and judgements affecting the financial condition and results reported in our financial statements. In each area, we have identified the variables we believe to be the most important in the estimation process. We use the best information available to us to make the estimations necessary to value the related assets and liabilities in each of these areas. Management has reviewed these critical accounting estimates and related disclosures with our Audit Committee.

Investment Securities

Description - We evaluate investment securities available for sale ("AFS") and held to maturity ("HTM") for impairment related to credit losses on at least a quarterly basis. Based on our evaluation, we do not believe that we had any investment securities AFS or HTM with a credit loss impairment as of December 31, 2022. Investment securities are discussed in more detail under "Financial Condition - Investment Security Portfolio".

Subjective Estimates and Judgments - Significant judgment is involved in determining when an investment securities AFS decline in fair value is credit impaired. Investment securities AFS in unrealized loss positions are first assessed as to whether we intend to sell, or if it is more likely than not that we will be required to sell the security before recovery of its amortized cost basis. If one of the criteria is met, the security's amortized cost basis is written down to fair value through current earnings. For securities that do not meet these criteria, we evaluate whether the decline in fair value resulted from credit losses or other factors. In evaluating whether a credit loss exists, we set up an initial filter for impairment triggers. Once the quantitative filters have been triggered, the securities are placed on a watch list and an additional assessment is performed to identify whether a credit impairment exists. In making this assessment, management considers the extent to which fair value is less than amortized cost, any changes to the rating of the security by a rating agency, and adverse conditions specifically related to the security and the issuer, among other factors.

The investment securities HTM as of December 31, 2022 were all issued by the U.S. government or government-sponsored enterprises and therefore the Company applied a zero credit loss assumption.

Impact if Actual Results Differ From Estimates and Judgments - Changes in management's assessment of the factors used to determine if an investment security is credit impaired could lead to additional impairment charges. Additionally, a security that had no apparent risk could be affected by a sudden or acute market condition and necessitate an impairment charge.

Allowance for Credit Losses

Description - The allowance for credit losses is maintained at a level believed to be adequate by management to absorb expected lifetime credit losses in the loan portfolio as of the date of the consolidated financial statements. The adequacy of the allowance for credit losses is determined by management based upon an evaluation and review of the credit quality of the loan portfolio, consideration of current and projected economic conditions and variables, historical loss experience, relevant internal and external factors that affect the collection of a loan, and other pertinent factors.

The allowance for credit losses is discussed in more detail under "Financial Condition - Allowance for Credit Losses."

Subjective Estimates and Judgments - We determine the adequacy of the allowance for credit losses by analyzing and estimating lifetime expected credit losses in the loan portfolio. The allowance for credit losses is determined utilizing quantitative and qualitative loss factors.

Included in the quantitative portion of our analysis of the allowance for credit losses are key inputs including borrowers' net operating income, debt coverage ratios, real estate collateral values, as well as key inputs that are more subjective or require management's judgment including key macroeconomic variables from Moody's forecast scenarios including GDP, unemployment rates, interest rates, and commercial real estate prices. These key inputs are utilized in our models to develop probability of default ("PD") and loss given default ("LGD") assumptions used in the calculation of estimated quantitative losses. The key macroeconomic variables were derived from Moody's consensus scenario as of December 31, 2022 and 2021.

The key macroeconomic inputs used in the calculation of our allowance for credit losses experienced a general decline from December 31, 2021 to December 31, 2022, particularly projected GDP growth rates and CRE Price Index Growth rates as a result of rising inflation and the potential for a recession in 2023. The decline to certain key macroeconomic inputs contributed to an increase in our allowance for credit losses at December 31, 2022 compared to at December 31, 2021. Changes in our key macroeconomic variables are presented in the tables below.

Moody's Consensus projected key macroeconomic inputs as of December 31, 2022:

	Year Ending December 31,		
	2023	**2024**	**2025**
GDP Growth*	0.3%	1.6%	2.6%
Unemployment Rate	4.6%	4.7%	4.2%
CRE Price Index Growth*	(2.6)%	1.7%	6.4%
10 Year Treasury Rate	4.5%	3.7%	3.3%

* Represents year over year growth rates.

Moody's Consensus projected key macroeconomic inputs as of December 31, 2021:

	Year Ending December 31,		
	2022	**2023**	**2024**
GDP Growth*	4.0%	2.5%	2.2%
Unemployment Rate	4.0%	3.7%	3.6%
CRE Price Index Growth*	3.1%	9.6%	6.4%
10 Year Treasury Rate	1.7%	2.1%	2.5%

* Represents year over year growth rates.

In addition to an estimate of quantitatively derived losses, our allowance for credit losses also includes an estimate of qualitatively derived losses to account for risks not fully captured by the quantitative calculation of estimated credit losses. At December 31, 2022, the qualitative portion of our allowance for credit losses totaled $45.1 million compared to $37.7 million at December 31, 2021. The qualitative portion of our allowance for credit losses is determined by management and takes into consideration factors related to changes to lending policies, changes in the nature and volume of loans, risks related to lending management, changes to the volume and severity of past due and nonaccrual loans, changes in the quality of loan review, concentrations of credit, and other external factors. Some of these factors are more subjective than others and require significant judgment from management to determine estimated losses.

<u>Impact if Actual Results Differ From Estimates and Judgments</u> - Adverse changes in management's assessment of the assumptions and key inputs used to determine the allowance for credit losses could lead to increases in the allowance for credit losses through additional provision for credit losses. If actual losses and conditions differ materially from the assumptions used to determine the allowance for credit losses, our actual credit losses could differ materially from management's estimates.

Moody's consensus forecast assumes that the probability that the economy will perform better than the consensus estimates is equal to the probability that it will perform worse. A sensitivity analysis of our allowance for credit losses was performed by estimating credit losses using the Moody's S2 scenario as of December 31, 2022, which has a more negative outlook on the economy compared to the Moody's consensus scenario. The S2 scenario includes assumptions including worsening supply chain issues, an increase in interest rates, rising tensions with China regarding Taiwan that could limit the global chip ship supply, and a decline in the stock market. Incorporating key macroeconomic inputs from Moody's S2 projected scenario in our calculation of the allowance for credit losses resulted in additional allowance for credit losses of approximately $15.1 million compared to the results using the Moody's consensus forecast as of December 31, 2022. Management reviews the results using the comparison scenario for sensitivity analysis and considered the results when evaluating the qualitative factor adjustments.

While management believes that it has established adequate allowances for lifetime credit losses on loans, actual results may prove different, and the differences could be material.

Goodwill

<u>Description</u> - Goodwill is generally determined as the excess of the fair value of the consideration paid over the fair value of the net assets acquired and liabilities assumed as of the acquisition date. Goodwill recorded in a purchase business combination is determined to have an indefinite useful life and is not amortized but tested for impairment at least annually. Goodwill may also be tested for impairment on an interim basis if circumstances change or an event occurs between annual tests that would more likely than not reduce the fair value of the reporting unit below its carrying amount. An impairment loss must be recognized for any excess of carrying value over fair value of the goodwill.

<u>Subjective Estimates and Judgments</u> - Before applying the goodwill impairment test, in accordance with ASC 350 "Intangibles - Goodwill and Other", we perform a qualitative assessment of whether it is more likely than not that a reporting unit's fair value is less than its carrying amount. If we conclude that it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, we do not perform Step 1 of the impairment analysis. We assess certain qualitative factors to determine whether impairment is likely including: our market capitalization, capital adequacy, continued performance compared to peers, and continued improvement in asset quality trends, among others. This qualitative assessment can be subjective in nature and includes a certain amount of management judgment in determining whether it is more likely than not that a reporting unit's fair value is less than its carrying amount.

In the event we perform an impairment test, the determination of fair value is based on valuations using management assumptions and estimates including developing cash flow projections, selecting appropriate discount rates, calculation of a terminal growth rate, minimum target capitalization levels, identifying relevant market comparables, incorporating current and projected economic conditions, and selecting an appropriate control premium.

<u>Impact if Actual Results Differ From Estimates and Judgments</u> - Changes in qualitative factors assessed, changes to assumptions used in the impairment test, selection and weighting of the various fair value techniques, and downturns in economic or business conditions, could have a significant adverse impact on the carrying value of goodwill and could result in impairment losses which could have a material impact our financial condition and earnings.

Income Taxes

Description - We use the asset and liability method of accounting for income taxes in which deferred tax assets and liabilities are established for the temporary differences between the financial reporting basis and the tax basis of our asset and liabilities. The realization of the net deferred tax asset generally depends upon future levels of taxable income and the existence of prior years' taxable income, to which "carry back" refund claims could be made. A valuation allowance is maintained, when necessary, to reduce deferred tax assets that management estimates are more likely than not to be unrealizable based on available evidence at the time the estimate is made. Furthermore, tax positions that could be deemed uncertain are required to be disclosed and reserved for if it is more likely than not that the position would not be sustained upon audit examination. Taxes are discussed in more detail in Note 11 to our Consolidated Financial Statements presented elsewhere in this Report.

Subjective Estimates and Judgments - Significant management judgment is required in determining income tax expense and deferred tax assets and liabilities. Some judgments are subjective and involve estimates and assumptions about matters that are inherently uncertain. In determining the valuation allowance, we use historical and forecasted future operating results. In determining the level of reserve needed for uncertain tax positions, we consider relevant current legislation and court rulings, among other authoritative items, to determine the level of exposure inherent in our tax positions. Management believes that the accounting estimate related to the valuation allowance and uncertain tax positions are a critical accounting estimate because the underlying assumptions can change from period to period.

Impact if Actual Results Differ From Estimates and Judgments - Although management believes that the judgments and estimates used are reasonable, should actual factors and conditions differ materially from those considered by management, the actual realization of the net deferred tax asset and tax positions taken could differ materially from the amounts recorded in the financial statements. If we are not able to realize all or part of our net deferred tax asset in the future or if a tax position is overturned by a taxing authority, an adjustment to the deferred tax asset valuation allowance would be charged to income tax expense in the period such determination was made which could have a material impact on our earnings.

Results of Operations

Operations Summary

Our most significant source of income is net interest income, which is the difference between our interest income and our interest expense. Generally, interest income is generated from the loans we extend to our customers and from investments, and interest expense is generated from interest bearing deposits our customers have with us and from borrowings or debt that we may have, such as FHLB advances, federal funds purchased, convertible notes, and subordinated debentures. Our ability to generate profitable levels of net interest income is largely dependent on our ability to manage the levels of interest earning assets and interest bearing liabilities, and the rates received or paid on them, as well as our ability to maintain sound asset quality and appropriate levels of capital and liquidity. As mentioned above, interest income and interest expense may fluctuate based on factors beyond our control, such as economic or political conditions and policies.

We attempt to minimize the effect of interest rate fluctuations on net interest margin by monitoring our interest sensitive assets and our interest sensitive liabilities. Net interest income can be affected by a change in the composition of assets and liabilities, such as replacing higher yielding loans with a like amount of lower yielding investment securities. Changes in the level of nonaccrual loans and changes in volume and interest rates can also affect net interest income. Volume changes are caused by differences in the level of interest earning assets and interest bearing liabilities. Interest rate changes result from differences in yields earned on assets and rates paid on liabilities.

The other source of our income is noninterest income, including service charges and fees on deposit accounts, loan servicing fees, fees from trade finance activities, net gains on sale of loans that were held for sale and investment securities available for sale, and other income and fees. Our noninterest income can be reduced by charges from the credit impairment of our investment securities.

In addition to interest expense, our income is also impacted by provisions for credit losses and noninterest expense, primarily salaries and benefits and occupancy expense. The following table presents our condensed consolidated statements of income and the changes year over year.

	Year Ended December 31, 2022	Increase		Year Ended December 31, 2021	Increase (Decrease)		Year Ended December 31, 2020
		Amount	%		Amount	%	
				(Dollars in thousands)			
Interest income	$ 716,115	$ 149,583	26 %	$ 566,532	$ (32,346)	(5)%	$ 598,878
Interest expense	137,694	83,932	156 %	53,762	(77,618)	(59)%	131,380
Net interest income	578,421	65,651	13 %	512,770	45,272	10 %	467,498
Provision (credit) for credit losses	9,600	21,800	N/A	(12,200)	(107,200)	N/A	95,000
Noninterest income	51,397	7,803	18 %	43,594	(9,838)	(18)%	53,432
Noninterest expense	324,170	30,878	11 %	293,292	9,653	3 %	283,639
Income before income tax provision	296,048	20,776	8 %	275,272	132,981	93 %	142,291
Income tax provision	77,771	7,071	10 %	70,700	39,924	130 %	30,776
Net income	$ 218,277	$ 13,705	7 %	$ 204,572	$ 93,057	83 %	$ 111,515

Net Income

Our net income was $218.3 million for 2022 compared to $204.6 million for 2021 and $111.5 million for 2020. Our diluted earnings per common share totaled $1.81, $1.66, and $0.90 for the years 2022, 2021, and 2020, respectively. The return on average assets was 1.20%, 1.17%, and 0.68% and the return on average stockholders' equity was 10.73%, 9.88%, and 5.49% for the years 2022, 2021, and 2020, respectively. The increase in net income for 2022 compared to 2021 was due primarily to an increase in interest income offset partially by increases in provision for credit losses, interest expense and noninterest expense. The increase in net income for 2021 compared to 2020 was due to a decrease in provision for credit losses and a decrease in interest expense offset partially by a decline in interest income.

Net Interest Margin and Net Interest Rate Spread

We analyze our earnings performance using, among other measures, net interest spread and net interest margin. The net interest spread represents the difference between the weighted average yield earned on interest earning assets and the weighted average rate paid on interest bearing liabilities. Net interest income, when expressed as a percentage of average total interest earning assets, is referred to as the net interest margin. Our net interest margin is affected by changes in the yields earned on assets and rates paid on liabilities, as well as the ratio of the amounts of interest earning assets to interest bearing liabilities.

Interest rates charged on our loans are affected principally by the demand for such loans, the supply of money available for lending purposes, the interest rate environment, and other competitive factors. These factors are in turn affected by general economic conditions and other factors beyond our control, such as federal economic policies, the general supply of money in the economy, legislative tax policies, governmental budgetary matters, and the actions of the FRB.

The following tables present our consolidated daily average balance of major assets and liabilities, together with interest rates earned and paid on the various sources and uses of funds for the periods indicated:

	Year Ended December 31,								
	2022			2021			2020		
	Average Balance	Interest Income/ Expense	Average Yield/ Rate	Average Balance	Interest Income/ Expense	Average Yield/ Rate	Average Balance	Interest Income/ Expense	Average Yield/ Rate
	(Dollars in thousands)								
INTEREST EARNING ASSETS:									
Loans [1] [2]	$ 14,634,627	$ 660,732	4.51 %	$ 13,343,431	$ 528,174	3.96 %	$ 12,698,523	$ 554,967	4.37 %
Investment securities AFS and HTM [3]	2,415,621	52,220	2.16 %	2,392,589	35,492	1.48 %	1,899,948	39,362	2.07 %
FHLB stock and other investments	176,313	3,163	1.79 %	844,010	2,866	0.34 %	982,419	4,549	0.46 %
Total interest earning assets	17,226,561	716,115	4.16 %	16,580,030	566,532	3.42 %	15,580,890	598,878	3.84 %
Total noninterest earning assets	1,005,048			887,635			934,212		
Total assets	$ 18,231,609			$ 17,467,665			$ 16,515,102		
INTEREST BEARING LIABILITIES:									
Deposits:									
Demand, interest bearing	$ 6,202,104	$ 68,961	1.11 %	$ 5,657,958	$ 22,867	0.40 %	$ 4,729,438	$ 34,529	0.73 %
Savings	315,775	3,802	1.20 %	309,295	3,623	1.17 %	291,655	3,475	1.19 %
Time deposits	3,084,851	42,076	1.36 %	3,178,722	15,521	0.49 %	4,698,503	72,365	1.54 %
Total interest bearing deposits	9,602,730	114,839	1.20 %	9,145,975	42,011	0.46 %	9,719,596	110,369	1.14 %
FHLB and FRB borrowings	528,342	11,525	2.18 %	208,721	2,561	1.23 %	435,836	6,865	1.58 %
Convertible notes, net	216,654	5,289	2.41 %	215,633	5,289	2.42 %	201,859	9,457	4.61 %
Other borrowings, net	102,037	6,041	5.84 %	100,848	3,901	3.82 %	99,682	4,689	4.63 %
Total interest bearing liabilities	10,449,763	137,694	1.32 %	9,671,177	53,762	0.56 %	10,456,973	131,380	1.26 %
Noninterest bearing liabilities and equity:									
Noninterest bearing demand deposits	5,569,534			5,581,803			3,840,935		
Other liabilities	178,285			143,232			184,624		
Stockholders' equity	2,034,027			2,071,453			2,032,570		
Total liabilities and stockholders' equity	$ 18,231,609			$ 17,467,665			$ 16,515,102		
Net interest income		$ 578,421			$ 512,770			$ 467,498	
Net interest margin			3.36 %			3.09 %			3.00 %
Net interest spread [4]			2.84 %			2.86 %			2.58 %
Cost of funds [5]			0.86 %			0.35 %			0.92 %
Cost of deposits			0.76 %			0.29 %			0.81 %

(1) Interest income on loans includes accretion of net deferred loan origination fees and costs, prepayment fees received on loan pay-offs and accretion of discounts on acquired loans. See the table below for detail.

(2) Average balances of loans are net of deferred loan origination fees and costs and include nonaccrual loans and loans held for sale.

(3) Interest income and yields are not presented on a tax-equivalent basis.

(4) Yield on interest earning assets minus cost of interest bearing liabilities.

(5) Cost on interest bearing liabilities and noninterest bearing deposits.

The following table presents net loan origination fees, loan prepayments fee income, interest reversed for nonaccrual loans, and discount accretion income included as part of loan interest income for the years indicated:

Year Ended December 31,	Net Loan Origination Fees (Costs)	Loan Prepayment Fee Income	Interest Reversed for Nonaccrual Loans, Net of Income Recognized	Accretion of Discounts on Acquired Loans
	(Dollars in thousands)			
2022	$ 9,990	$ 5,350	$ (2,523)	$ 2,630
2021	$ 14,950	$ 4,106	$ (3,184)	$ 9,925
2020	$ 4,810	$ 3,740	$ (1,128)	$ 23,059

Net Interest Income

Net interest income was $578.4 million for 2022, compared to $512.8 million for 2021 and $467.5 million for 2020. Changes in net interest income are a function of changes in interest rates and volumes of interest earning assets and interest bearing liabilities. The table below sets forth information regarding the changes in interest income and interest expense for the periods indicated. The total change for each category of interest earning assets and interest bearing liabilities is segmented into the change attributable to variations in volume (changes in volume multiplied by the old rate) and the change attributable to variations in interest rates (changes in rates multiplied by the old volume). Nonaccrual loans are included in average loans used to compute this table.

	Year Ended December 31,					
	2022 Compared to 2021			2021 Compared to 2020		
		Change due to			Change due to	
	Net Increase	Rate	Volume	Net Increase (Decrease)	Rate	Volume
	(Dollars in thousands)					
INTEREST INCOME:						
Loans, including fees	$ 132,558	$ 78,519	$ 54,039	$ (26,793)	$ (54,047)	$ 27,254
Investment securities AFS and HTM	16,728	16,383	345	(3,870)	(12,693)	8,823
FHLB stock and other investments	297	4,078	(3,781)	(1,683)	(1,101)	(582)
TOTAL INTEREST INCOME	$ 149,583	$ 98,980	$ 50,603	$ (32,346)	$ (67,841)	$ 35,495
INTEREST EXPENSE:						
Demand, interest bearing	$ 46,094	$ 43,694	$ 2,400	$ (11,662)	$ (17,517)	$ 5,855
Savings	179	102	77	148	(59)	207
Time deposits	26,555	27,027	(472)	(56,844)	(38,575)	(18,269)
FHLB and FRB borrowings	8,964	3,019	5,945	(4,304)	(1,282)	(3,022)
Convertible notes, net	—	(25)	25	(4,168)	(4,754)	586
Other borrowings, net	2,140	2,093	47	(788)	(840)	52
TOTAL INTEREST EXPENSE	$ 83,932	$ 75,910	$ 8,022	$ (77,618)	$ (63,027)	$ (14,591)
NET INTEREST INCOME	$ 65,651	$ 23,070	$ 42,581	$ 45,272	$ (4,814)	$ 50,086

Net interest income before provision for credit losses increased by $65.7 million, or 13%, for 2022 compared to 2021. The increase was primarily due to increases in loans yields, which increased by 55 basis points for 2022 compared to 2021, and an increase in average loan balances. These increases contributed to an increase in total interest income of $149.6 million for 2022 compared to 2021. The increase in interest income was partially offset by an increase in interest expense of $83.9 million largely due to an increase in the cost of interest bearing deposits, which grew by 74 basis points for 2022 compared to 2021, reflecting increased market interest rates driven in part by Federal Funds target rate hikes during 2022.

Net interest income before provision for credit losses increased by $45.3 million, or 10%, for 2021 compared to 2020. The increase was primarily due to a decrease in cost of interest bearing deposits which decreased by 68 basis points for 2021 compared to 2020 and a decline in time deposit balances. The decrease in interest bearing deposit expenses contributed to a decrease in total interest expense of $77.6 million for 2021 compared to 2020. The decrease in interest expense was partially offset by a decrease in interest income of $32.3 million due to the origination of lower rate loans compared to the existing portfolio.

Interest Income

Interest income was $716.1 million for 2022, compared to $566.5 million for 2021 and $598.9 million for 2020. The yield on average interest earning assets was 4.16% for 2022, compared to 3.42% for 2021 and 3.84% for 2020.

Comparison of 2022 with 2021

The increase in interest income of $149.6 million, or 26.4%, for 2022 compared to 2021 was primarily due to new loans originated at higher average interest rates and the repricing of variable rate loans following the increases in the market interest rates. Average total loans increased by $1.29 billion for 2022 compared to 2021. Discount accretion income on acquired loans decreased to $2.6 million for 2022 compared to $9.9 million for 2021. Interest income from investment securities also increased due to the purchases of higher yielding securities and the upward repricing of variable rate securities in line with increases in market interest rates, which contributed to the increase in interest income.

Comparison of 2021 with 2020

The decrease in interest income of $32.3 million, or 5%, for 2021 compared to 2020 was primarily due to new loans originated at lower interest rates and a decline in discount accretion income. Average total loans increased by $644.9 million for 2021 compared to 2020. Discount accretion income on acquired loans decreased to $9.9 million for 2021 compared to $23.1 million for 2020. Interest income from investment securities also declined due to the sale and pay-down of higher yielding securities in combination with the purchase of lower yielding securities which contributed to the decline in interest income.

Interest Expense

Deposits

Interest expense on deposits was $114.8 million for 2022 compared to $42.0 million for 2021 and $110.4 million for 2020. The average cost of deposits was 0.76% for 2022, compared to 0.29% for 2021 and 0.81% for 2020. The average cost of interest bearing deposits was 1.20% for 2022, compared to 0.46% for 2021 and 1.14% for 2020.

Comparison of 2022 with 2021

The increase in interest expense on total deposits of $72.8 million, or 173%, for 2022 compared to 2021 was due to an increase in rates paid on interest bearing deposits in 2022 compared to 2021. Management increased rates on most of its deposit products several times in 2022 as the Federal Funds target rate increased by a total of 425 basis points over the course of 2022. The average balance of noninterest bearing deposits remained relatively stable, accounting for 37% of total average deposits for the year ended December 31, 2022 compared to 38% for the year ended December 31, 2021.

Comparison of 2021 with 2020

The decrease in interest expense on total deposits of $68.4 million, or 62%, for 2021 compared to 2020 was due to a reduction in rates paid on interest bearing deposits in 2021 compared to 2020. Management reduced rates on most of its deposit products several times in 2021 to offset the decline in loan yields. The average balance of noninterest bearing deposits accounted for 38% of total average deposits for the year ended December 31, 2021 compared to 28% for the year ended December 31, 2020.

FHLB and FRB Borrowings

FHLB and FRB Borrowings include advances from the FHLB and FRB. As part of our asset-liability management, we utilize FHLB and FRB borrowings to supplement our deposit source of funds. Therefore, there may be fluctuations in these balances depending on the short-term liquidity and longer-term financing needs of the Bank.

Average FHLB and FRB borrowings were $528.3 million for 2022, compared to $208.7 million in 2021 and $435.8 million in 2020. Interest expense on FHLB and FRB borrowings was $11.5 million for 2022 compared to $2.6 million for 2021 and $6.9 million for 2020. The average cost of FHLB and FRB borrowings was 2.18% for 2022, compared to 1.23% for 2021 and 1.58% for 2020. During 2022, we repaid $23.45 billion and $16.28 billion in FHLB advances and FRB borrowings, respectively, with an average rate of 1.12% and 3.23%, respectively. During 2022, we borrowed $23.75 billion and $16.55 billion in FHLB advances and FRB borrowings, respectively, with an average rate of 1.18% and 3.25%, respectively. During 2021, we repaid $2.27 billion in FHLB advances with an average rate of 0.15% and borrowed $2.32 billion in advances with an average rate of 0.15%. In 2020, $300.0 million in FHLB advances were paid off before maturity and we paid a prepayment penalty of $3.6 million.

Convertible Notes

In 2018, we issued $217.5 million in senior convertible notes. The carrying balance of our convertible notes include issuance costs to be capitalized. The cost of our convertible notes for 2022 was 2.41% compared to 2.42% for 2021 and 4.61% for 2020. The cost of our convertible notes for 2022 and 2021 consisted of the 2.00% coupon rate and non-cash interest expense from the capitalization of issuance cost. The cost of our convertible notes for 2020 included non-cash interest expense from the amortization of the convertible notes discount. On January 1, 2021, we early adopted ASU 2020-06, which eliminated the discount on our convertible notes and reduced interest expense.

Other Borrowings

Other borrowings consist of subordinated debentures which bear interest at the 3-month LIBOR rate plus a designated spread. There were no changes in our balance of subordinated debentures during 2022 or 2021 aside from the increases related to the discount accretion on subordinated debentures acquired from previous acquisitions. The average rate on other borrowings increased to 5.84% for 2022 compared to 3.82% for 2021 and 4.63% for 2020. The change in cost of other borrowings for 2022 and 2021 compared to prior years was due to respective increases and decreases in the 3-month LIBOR rate.

Provision for Credit Losses

The provision for credit losses reflects our judgment of the current period cost associated with credit risk inherent in our loan portfolio. The provision for credit losses for each period is dependent upon many factors, including loan growth, net charge offs, changes in the composition of the loan portfolio, delinquencies, assessments by management, third parties' and regulators' examination of the loan portfolio, the value of the underlying collateral on problem loans, the general economic conditions in our market areas, and future projections of the economy. Specifically, the provision for credit losses represents the amount charged against current period earnings to achieve an allowance for credit losses that, in our judgment, is adequate to absorb probable lifetime losses inherent in our loan portfolio. Periodic fluctuations in the provision for credit losses result from management's assessment of the adequacy of the allowance for credit losses; however, actual credit losses could potentially vary materially from current estimates. If the allowance for credit losses is inadequate, we may be required to record additional provision for credit losses, which could have a material adverse effect on our business, financial condition, and results of operations.

Comparison of 2022 with 2021

The provision for credit losses was $9.6 million for 2022, an increase of $21.8 million from $12.2 million in negative provision for credit losses for 2021. The positive provision for credit losses for the year ended December 31, 2022 was to account for the large increase in loans and future potential recessionary concerns. This increase was partially offset by the continued de-risking of our loan portfolio and continued improvements in our overall credit quality. During the first quarter of 2022, we had a large recovery of $17.3 million on a previously charged off loan which reduced provision for credit losses required for periods in 2022. The allowance for credit losses coverage ratio was 1.05% of total loans at December 31, 2022 compared to 1.01% at December 31, 2021.

Comparison of 2021 with 2020

The negative provision for credit losses was $12.2 million for 2021, a decrease of $107.2 million from $95.0 million in provision for credit losses for 2020. The decrease in provision for credit losses for 2021 compared to 2020 was due to management's efforts of de-risking and rebalancing our loan portfolio and the economic recovery and improved future economic forecasts for 2021 compared to 2020. In 2020, due to the COVID-19 pandemic, we recorded additional reserves to reflect the economic decline that impacted the global economy, including additional risks associated with the large amount of loans that were modified as a result of the hardships experienced by borrowers due to the effects of COVID-19. The balance of loans modified due to COVID-19 was approximately 10.2% of the total portfolio as of December 31, 2020, but has declined significantly to less than 1.0% of the total loan portfolio as of December 31, 2021. The decline in COVID-19 modified loans and overall reduction of credit risk in our loan portfolio contributed to the recapture of provision for credit losses for 2021 compared to 2020. The allowance for credit losses coverage ratio was 1.01% of total loans at December 31, 2021 compared to 1.52% at December 31, 2020.

During the year ended December 31, 2021, we sold $275.3 million in loans most of which had borrowers with elevated credit risk that we felt had potential for future losses. The strategic sales of and transfer to loans held for sale of loans with elevated credit risk helped to significantly improve the overall credit quality of the loan portfolio which reduced the required allowance for credit losses and contributed to the decline in provision for credit losses for the year ended December 31, 2021 compared to 2020.

Noninterest Income

Noninterest income is primarily comprised of service fees on deposit accounts, international service fees (fees received on trade finance letters of credit), loan servicing fees, wire transfer fees, swap fee income, net gains on sales of loans, net gains on sales and calls of securities available for sale, and other income which includes earnings on bank owned life insurance, changes in the fair value of our equity investments with readily determinable fair value, and other miscellaneous income. Noninterest income was $51.4 million for 2022 compared to $43.6 million for 2021, and $53.4 million for 2020.

A breakdown of noninterest income by category is shown below:

	Year Ended December 31, 2022	Increase (Decrease)		Year Ended December 31, 2021	Increase (Decrease)		Year Ended December 31, 2020
		Amount	Percent (%)		Amount	Percent (%)	
				(Dollars in thousands)			
Service fees on deposit accounts	$ 8,938	$ 1,663	23 %	$ 7,275	$ (5,168)	(42)%	$ 12,443
International service fees	3,134	(452)	(13)%	3,586	447	14 %	3,139
Loan servicing fees, net	3,588	221	7 %	3,367	558	20 %	2,809
Wire transfer fees	3,477	(42)	(1)%	3,519	(58)	(2)%	3,577
Swap fees	2,605	1,147	79 %	1,458	(2,608)	(64)%	4,066
Net gains on sales of SBA loans	16,343	7,895	93 %	8,448	8,448	100 %	—
Net gains on sales of residential mortgage loans	882	(3,553)	(80)%	4,435	(3,569)	(45)%	8,004
Net losses on sales of other loans	193	193	100 %	—	—	— %	—
Net gains on sales of securities available for sale	—	—	— %	—	(7,531)	(100)%	7,531
Other income and fees	12,237	731	6 %	11,506	(357)	(3)%	11,863
Total noninterest income	$ 51,397	$ 7,803	18 %	$ 43,594	$ (9,838)	(18)%	$ 53,432

Comparison of 2022 with 2021

The increase in service fees on deposit accounts for 2022 compared to 2021 was mainly due to increases in business analysis fees and business non-sufficient funds fees from an overall increase in deposit transactions.

International service fees decreased for 2022 compared to 2021 due to a decrease in fees generated from trade finance loans. International service fees are earned from trade finance loans which decreased to $137.3 million at December 31, 2022 from $146.8 million at December 31, 2021. Along with the decrease in the balance of trade finance loans from December 31, 2021 to December 31, 2022, the volume of trade finance loan transactions declined for periods in 2022 compared to periods in 2021, which resulted in a decline in international service fees.

Loan servicing fees, net represents income earned from servicing SBA and residential mortgage loans that were previously sold. We retain servicing on most of the loans that we choose to sell. The increase in loan servicing fees, net for 2022 compared to 2021 was due to a reduction in payoffs of serviced loans. Payoffs of serviced loans were higher during 2021, which resulted in the full amortization of the remaining servicing asset, which is recorded as a reduction to loan servicing fee income.

Wire transfer fees declined slightly for 2022 compared to 2021.

Swap fee income represents fees earned from back to back swap transactions for our loan customers. The number of swap transactions and their total notional amounts increased in 2022 which resulted in an increase in swap fee income for 2022 compared to 2021.

During the fourth quarter of 2018, we stopped the practice of regularly selling the guaranteed portion of SBA loans due to the reduction in premium rates paid in the secondary market. However, premiums for SBA guaranteed loans have increased to levels previously paid prior to the decline experienced in 2018. As a result, we returned to the practice of regularly selling SBA guaranteed loans starting the second quarter of 2021. During the year ended December 31, 2022, we sold $227.3 million in SBA guaranteed loans and recorded $16.3 million in net gains on sale of SBA loans. During the year ended December 31, 2021, we sold $102.4 million in SBA guaranteed loans and recorded $8.4 million in net gains on sale of SBA loans.

Net gain on sale of residential mortgage loans decreased in 2022 compared to 2021 due to a decrease in loans sold and a decrease in premiums received. During 2022, we sold $49.1 million in residential mortgage loans compared to $186.5 million residential mortgage loans sold in 2021. The average weighted premium on residential mortgage loans sold was 1.80% for 2022 compared to 2.38% for 2021.

There were no net gains on sales of securities available for sale during 2022 and 2021 as there were no securities sold during those periods.

Other income and fees include income from bank owned life insurance, recoveries on acquired loans that were fully charged-off at acquisition, debit card/credit card fee income, fair value changes on our derivatives and equity investments, and other miscellaneous income. Other income and fees increased for 2022 compared to 2021 due to an increase in various income.

Comparison of 2021 with 2020

The decrease in service fees on deposit accounts for 2021 compared to 2020 was due to a decrease in customer analysis fees driven by risk management's decision to discontinue our relationships with customers in the check cashing industry and a decline in and non-sufficient funds fees. In addition, due to the COVID-19 pandemic and social distancing and related restrictions, deposit activity for 2021 was greatly reduced compared to the 2020. As a result, demand deposit account transactions declined which negatively impacted the amount of non-sufficient fees earned.

International service fees increased for 2021 compared to 2020 due to an increase in fees generated from trade finance loans. International service fees are earned from trade finance loans and as the balance of these loans have increased, the associated fee income earned has also increased. The balance of trade finance loans increased to $146.8 million at December 31, 2021 from $102.8 million at December 31, 2020.

Loan servicing fees, net represents income earned from servicing SBA and residential mortgage loans that were previously sold. We retain servicing on most of the loans that we choose to sell. The increase in loan servicing fees, net for 2021 compared to 2020 was due to a reduction in payoffs of serviced loans. Payoffs of serviced loans were higher during 2020, which resulted in the full amortization of the remaining servicing asset, which is recorded as a reduction to loan servicing fee income.

Wire transfer fees declined slightly for 2021 compared to 2020 due to the COVID-19 pandemic, which resulted in continued decline in deposit related transactions, including wire transfers.

Swap fee income represents fees earned from back to back swap transactions for our loan customers. The number of swap transactions decreased in 2021 which resulted in a decrease in swap fee income for 2021 compared to 2020.

During the year ended December 31, 2021, we sold $102.4 million in SBA guaranteed loans and recorded $8.4 million in net gains on sale of SBA loans. The SBA loans that we sold were mostly seasoned loans that were originated in 2018 and 2019. We chose to focus on selling seasoned loans first as these loans have higher prepayment risk compared to newly originated loans. We did not record any net gains on sales of SBA loans in 2020.

Net gain on sale of residential mortgage loans decreased in 2021 compared to 2020 due to a decrease in loans sold and a decrease in premiums received. During 2021, we sold $186.5 million in residential mortgage loans compared to $298.4 million residential mortgage loans sold in 2020. The average weighted premium on residential mortgage loans sold was 2.38% for 2021 compared to 2.68% for 2020.

There were no net gains on sales of securities available for sale during 2021 as there were no securities sold. During 2020, we sold investment securities with a total book value of $160.5 million for a net gain of $7.5 million.

Noninterest Expense

Noninterest expense is primarily comprised of salaries and employee benefit expense, occupancy expense, furniture and equipment expense, advertising and marketing expenses, data processing and communications expenses, professional fees, investment in affordable housing partnership expenses, and other expenses. Noninterest expense was $324.2 million for 2022, compared to $293.3 million for 2021 and $283.6 million for 2020. The increase in noninterest expenses was $30.9 million, or 11%, for 2022 compared to 2021, and the increase in noninterest expenses was $9.7 million, or 3%, for 2021 compared to 2020. Noninterest expense as a percentage of average assets for 2022 was 1.78% compared to 1.68% for 2021 and 1.72% for 2020.

A breakdown of noninterest expense by category is provided below:

	Year Ended December 31, 2022	Increase (Decrease) Amount	Increase (Decrease) Percent (%)	Year Ended December 31, 2021	Increase (Decrease) Amount	Increase (Decrease) Percent (%)	Year Ended December 31, 2020
				(Dollars in thousands)			
Salaries and employee benefits	$ 204,719	$ 29,568	17 %	$ 175,151	$ 12,229	8 %	$ 162,922
Occupancy	28,267	(631)	(2)%	28,898	(19)	— %	28,917
Furniture and equipment	19,434	1,355	7 %	18,079	531	3 %	17,548
Advertising and marketing	7,470	(1,237)	(14)%	8,707	2,423	39 %	6,284
Data processing and communications	10,683	352	3 %	10,331	987	11 %	9,344
Professional fees	6,314	(5,854)	(48)%	12,168	3,998	49 %	8,170
Investments in affordable housing partnership expenses	8,742	(2,325)	(21)%	11,067	(2,079)	(16)%	13,146
FDIC assessments	6,248	1,139	22 %	5,109	(435)	(8)%	5,544
Credit related expenses	5,897	1,497	34 %	4,400	(2,417)	(35)%	6,817
OREO expense, net	315	(1,323)	(81)%	1,638	(2,227)	(58)%	3,865
Earnings credit rebates	10,998	9,156	497 %	1,842	1,188	182 %	654
Software impairment	—	(2,146)	(100)%	2,146	2,146	100 %	—
FHLB advance prepayment fee	—	—	— %	—	(3,584)	(100)%	3,584
Branch restructuring costs	—	—	— %	—	(2,367)	(100)%	2,367
Other	15,083	1,327	10 %	13,756	(721)	(5)%	14,477
Total noninterest expense	$ 324,170	$ 30,878	11 %	$ 293,292	$ 9,653	3 %	$ 283,639

Comparison of 2022 with 2021

The increase in noninterest expense for 2022 compared to 2021 was due mostly to increases in salaries and employee benefits, earnings credit rebates expenses, credit related expenses, furniture and equipment expenses and FDIC assessments, partially offset by declines in professional fees, investment in affordable housing partnerships expenses, software impairment, OREO expense and advertising and marketing.

Salaries and employee benefits expense increased by $29.6 million for 2022 compared to 2021. The increase in salaries and employee benefits was due to an overall increase in compensation costs to account for an increase in employees and the competitive staffing market and also reflects higher incentive compensation accruals related to the strong financial performance. Competition in the market for staffing has intensified, which has played a factor in rising salaries and employee benefits costs particularly as it relates to new employees. The number of full-time equivalent employees increased from 1,476 at December 31, 2021 to 1,549 at December 31, 2022.

Occupancy expense decreased by $631 thousand for 2022 compared to 2021, primarily due to decreased lease and occupancy related expenses.

Furniture and equipment expense increased by $1.4 million for 2022 compared to 2021 primarily due to higher software depreciation, software subscription expenses, and IT related expenses.

Advertising and marketing expense decreased by $1.2 million for 2022 compared to 2021 largely due to a decrease in deposit promotion expenses.

Data processing and communications expense increased by $352 thousand for 2022 compared to 2021 primarily due to an increase in costs associated with credit card processing and residential mortgage loan processing services.

Professional fees decreased by $5.9 million in 2022 compared to 2021. The decrease in professional fees was due primarily to lower legal fees related to litigation costs and other professional fees.

Investment in affordable housing partnership expenses decreased by $2.3 million in 2022 compared to 2021. We make investments in affordable housing partnerships and receive Community Reinvestment Act credits and tax credits, which reduces our overall tax provision rate. Investments in affordable housing partnership expenses are recorded based on benefit schedules of individual investment projects under the equity method of accounting. The benefit schedules show tax loss/ deductions investors can take each year. We amortize the initial cost of investments in affordable housing partnership by tax loss/deductions. This amortization expense is more than offset by both tax credits received, which reduces our tax provision expense dollar for dollar and the tax benefits related to any tax losses generated through the affordable housing project's expenditures. Total tax credits related to our investment in affordable housing partnership investment was approximately $8.9 million for the year ended December 31, 2022 compared to $10.4 million for the year ended December 31, 2021. The balance of investments in affordable housing partnerships decreased from $58.4 million at December 31, 2021 to $47.7 million at December 31, 2022.

The FDIC assessment premium utilizes an initial base assessment rate, which is calculated as a percentage of our average consolidated total assets less average tangible equity. In addition to the initial assessment base, adjustments are added based upon our regulatory rating and selected financial measures. The increase in FDIC assessment fees for 2022 compared to 2021 was due mainly to an increase in total consolidated assets.

Credit related expenses increased in 2022 compared to 2021 due largely to increases in legal expenses related to loan collections and provision for unfunded loan commitments. We recorded a provision for unfunded loan commitments of $250 thousand for 2022 compared to a negative provision of $195 thousand for 2021.

The decrease in OREO expense for 2022 compared to 2021 was due to a decrease in valuation expenses and an overall decline in OREO maintenance expenses. With the continued decline in OREO balances, OREO maintenance and valuation expenses were reduced in 2022 compared to 2021. The balance of OREO declined slightly from $2.6 million at December 31, 2021 to $2.4 million at December 31, 2022.

Earnings credit rebates expense increased $9.2 million for 2022 compared to 2021. Earnings credit rebates are provided to certain commercial depositors to help offset deposit service charges incurred. The earnings credit rebates is tied to the Federal Funds rate and increased as interest rates went up in 2022.

Other noninterest expense for 2022 increased by $1.3 million compared to 2021 largely due to an increases in various expenses.

Comparison of 2021 with 2020

The increase in noninterest expense for 2021 compared to 2020 was due mostly to increases in salaries and employee benefits, professional fees, advertising and marketing, software impairments, and data processing, partially offset by declines in FHLB advance prepayment fee, credit related expenses, branch restructuring costs, OREO expense, net and investment in affordable housing partnerships expenses.

Salaries and employee benefits expense increased $12.2 million for 2021 compared to 2020. The increase in salaries and employee benefits was due to increases in salaries paid in 2021, bonus reserves, group insurance and a decrease in payroll related origination costs compared to 2020. These increases were partially offset by declines in other compensation, vacation accrual, and officer life insurance expense. Salaries and employee benefits for 2021 and 2020 included deferred originations costs which were recorded from the origination of $324.5 million and $480.2 million, respectively, in SBA PPP loans. SBA PPP loan origination costs of $2.2 million and $5.3 million was recorded during 2021 and 2020, respectively, which initially reduced salaries and benefits and is then amortized through the life of the loans as a reduction to interest income. The number of full-time equivalent employees increased from 1,408 at December 31, 2020 to 1,476 at December 31, 2021.

Furniture and equipment expense increased for 2021 compared to 2020 due to additional expenditures made for software subscriptions, licenses, and IT related equipment and services.

Advertising and marketing expense increased for 2021 compared to 2020 due to the renewal of public sponsorship fees and deposit promotion expenses. The increase in advertising and marketing expense reflects additional fees for the sponsorship of the Bank of Hope Ladies Professional Golf Association ("LPGA") Match Play. In 2017, we began our annual sponsorship of the LPGA's event, but chose not to sponsor the event in 2020. However, in 2021, we again became the main sponsor for the Bank of Hope LPGA Match Play event for which sponsorship fees of $1.5 million were paid in 2021. Advertising and marketing expenses for 2021 also included $1.1 million in expenses related to deposit promotions held during the first half of the year. There were no deposit promotion expenses for periods in 2020.

Data processing and communications expense increased for 2021 compared to 2020 due to a fully amortized contract incentive which reduced the data process and communication expense in 2020.

Professional fees increased by $4.0 million in 2021 compared to 2020. The increase in professional fees for 2021 was due to increases in legal fees related to litigation fees paid to attorneys for current and resolved legal cases.

Investment in affordable housing partnership expenses decreased in 2021 compared to 2020. We make investment in affordable housing partnerships and receive Community Reinvestment Act credits and tax credits, which reduces our overall tax provision rate. Investments in affordable housing partnership expenses are recorded based on benefit schedules of individual investment projects under the equity method of accounting. The benefit schedules show tax loss/deductions investors can take each year. We amortize the initial cost of investments in affordable housing partnership by tax loss/ deductions. This amortization expense is more than offset by both tax credits received, which reduces our tax provision expense dollar for dollar and the tax benefits related to any tax losses generated through the affordable housing project's expenditures. Total tax credits related to our investment in affordable housing partnership investment was approximately $10.4 million for the year ended December 31, 2021 compared to $10.5 million for the year ended December 31, 2020. The balance of investments in affordable housing partnerships decreased from $69.5 million at December 31, 2020 to $58.4 million at December 31, 2021.

The FDIC assessment premium utilizes an initial base assessment rate, which is calculated as a percentage of our average consolidated total assets less average tangible equity. In addition to the initial assessment base, adjustments are added based upon our regulatory rating and selected financial measures. The decrease in FDIC assessment fees for 2021 compared to the 2020 was due to a decline in assessment fees adjustments related to the balance of brokered deposits.

Credit related expenses decreased in 2021 compared to 2020 due to decreases in legal expenses, loan related expenses and negative provision for unfunded commitments. With the overall improvements in credit quality in 2021, fees related to the collection of loans declined by approximately $894 thousand in 2021 compared to 2020. For 2021, we recorded a credit for unfunded commitments totaling $195 thousand compared to $660 thousand in provision for unfunded commitments for 2020 resulting in a decline of $855 thousand.

The decrease in OREO expense for 2021 compared to 2020 was due to a decrease in valuation expenses and an overall decline in OREO maintenance expenses. The value of OREO was much less volatile in 2021 compared to 2020 and with the continued decline in OREO balances, OREO maintenance and valuation expenses were reduced in 2021 compared to 2020. The balance of OREO declined from $20.1 million at December 31, 2020 to $2.6 million at December 31, 2021.

In 2021, we did not have any FHLB prepayment fees or branch restructuring expenses.

Income Tax Provision

The provision for income taxes for 2022 was $77.8 million, compared to $70.7 million in 2021 and $30.8 million in 2020. The effective income tax rate was 26.27% for 2022 compared to 25.68% for 2021 and 21.63% for 2020. The increase in effective tax rate for 2022 compared to 2021 was primarily due to affordable housing partnership investment tax credits benefit having a lower effect on larger annual pre-tax book income.

Financial Condition

Our total assets were $19.16 billion at December 31, 2022 compared to $17.89 billion at December 31, 2021, an increase of $1.28 billion, or 7.1% year over year. The increase in total assets for 2022 compared to 2021 was principally due to increases in loans receivable partially offset by a decrease in investment securities during 2022.

Investment Securities Portfolio

The main objectives of our investment strategy are to provide sources of liquidity while managing our interest rate risk and to generate an adequate level of interest income without taking undue risks. Our investment policy permits investments in various types of securities, certificates of deposits, and federal funds sold in compliance with various restrictions in the policy. The securities for which we have the ability and intent to hold to maturity are classified as held to maturity securities.

Our investment securities AFS totaled $1.97 billion at December 31, 2022, compared to $2.67 billion at December 31, 2021. As of December 31, 2022, we had $271.1 million in investment securities HTM compared to $0 at December 31, 2021. We have the ability and intent to hold investment securities classified as HTM to maturity. $254.1 million in investment securities were purchased and $336.3 million in investment securities were paid down in 2022. There were no sales of investment securities in 2022. At December 31, 2022, $360.7 million in securities were pledged to secure public deposits, or for other purposes required or permitted by law, of which $359.1 million in securities were pledged in the State of California time deposit program, and $648 thousand was pledged for other public deposits.

During the second quarter of 2022, we transferred $239.0 million in fair value of debt securities from AFS to HTM. The transferred securities had an amortized cost of $275.5 million with a pre-tax net unrealized loss of $36.6 million, which was recorded as a discount to be amortized as an adjustment to yield. The unrealized holding loss at the date of transfer will continue to be reported, net of taxes, in accumulated other comprehensive income as a component of stockholders' equity and will be amortized over the remaining life of the securities as an adjustment to yield, offsetting the corresponding discount amortization's impact on interest income.

Our investment portfolio consists of treasury bonds, government sponsored enterprise ("GSE") bonds, mortgage backed securities ("MBS"), collateralized mortgage obligations ("CMOs"), asset-backed securities, corporate securities, and municipal securities.

Our investment securities portfolio is primarily invested in residential CMOs and residential and commercial MBS, which combined to represent 84% and 89% of our total investment securities portfolio as of December 31, 2022 and 2021, respectively. At December 31, 2022 and 2021, all of our CMOs and MBS were issued by the Government National Mortgage Association ("GNMA"), Fannie Mae ("FNMA"), or Freddie Mac ("FHLMC"), which guarantee the contractual cash flows of these investments. All of our corporate, asset-backed, and municipal securities at December 31, 2022 were rated as investment grade.

The following table presents the amortized cost, estimated fair value, and net unrealized gain and losses on our investment securities as of the dates indicated:

	December 31, 2022			December 31, 2021		
	Amortized Cost	Estimated Fair Value	Net Unrealized Gain (Loss)	Amortized Cost	Estimated Fair Value	Net Unrealized Gain (Loss)
	(Dollars in thousands)					
Debt securities available for sale:						
U.S. Treasury securities	$ 3,990	$ 3,886	$ (104)	$ —	$ —	$ —
U.S. Government agency and U.S. Government sponsored enterprises:						
Agency securities	4,000	3,867	(133)	—	—	—
CMOs	947,541	793,699	(153,842)	1,039,543	1,026,430	(13,113)
MBS:						
Residential	544,084	453,177	(90,907)	769,113	759,224	(9,889)
Commercial	417,241	368,287	(48,954)	595,659	599,402	3,743
Asset-backed securities	153,539	147,604	(5,935)	153,564	153,451	(113)
Corporate securities	23,351	18,857	(4,494)	23,398	22,484	(914)
Municipal securities	195,675	182,752	(12,923)	104,371	105,284	913
Total investment securities available for sale	$2,289,421	$1,972,129	$(317,292)	$2,685,648	$2,666,275	$ (19,373)
Debt securities held to maturity:						
U.S. Government agency and U.S. Government sponsored enterprises:						
MBS:						
Residential	$ 157,881	$ 150,840	$ (7,041)	$ —	$ —	$ —
Commercial	113,185	107,567	(5,618)	—	—	—
Total investment securities held to maturity	$ 271,066	$ 258,407	$ (12,659)	$ —	$ —	$ —

The following table summarizes the maturity of securities based on carrying value and their related weighted average yield (non-tax equivalent) at December 31, 2022:

	Within One Year		After One But Within Five Years		After Five But Within Ten Years		After Ten Years		Total	
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
					(Dollars in thousands)					
Debt securities AFS:										
US Treasury securities	$ —	— %	$ 3,886	2.68 %	$ —	— %	$ —	— %	$ 3,886	2.68 %
Agency securities*	—	— %	3,867	4.03 %	—	— %	—	— %	3,867	4.03 %
CMOs*	—	— %	529	1.70 %	3,852	2.26 %	789,318	1.86 %	793,699	1.86 %
MBS:										
Residential*	—	— %	—	— %	16,814	2.35 %	436,363	1.83 %	453,177	1.85 %
Commercial*	2,267	1.76 %	113,559	2.84 %	36,892	3.62 %	215,569	1.85 %	368,287	2.33 %
Asset-backed securities	—	— %	—	— %	15,315	6.80 %	132,289	6.60 %	147,604	6.62 %
Corporate securities	—	— %	—	— %	15,107	2.70 %	3,750	5.60 %	18,857	3.28 %
Municipal securities	—	— %	4,882	1.50 %	30,674	2.41 %	147,196	3.16 %	182,752	2.99 %
Total securities AFS	$ 2,267	1.76 %	$ 126,723	2.81 %	$ 118,654	3.38 %	$1,724,485	2.33 %	$1,972,129	2.43 %
Debt securities HTM:										
MBS:										
Residential*	$ —	— %	$ —	— %	$ —	— %	$ 157,881	3.74 %	$ 157,881	3.74 %
Commercial*	—	— %	7,742	4.34 %	28,254	4.00 %	77,189	4.01 %	113,185	4.03 %
Total securities HTM	$ —	— %	$ 7,742	4.34 %	$ 28,254	4.00 %	$ 235,070	3.82 %	$ 271,066	3.86 %

* Investments in U.S. Government agency and U.S. Government sponsored enterprises

The following tables show the Company's investments' gross unrealized losses and estimated fair values, aggregated by investment category and the length of time that the individual securities have been in a continuous unrealized loss position as of December 31, 2022. The length of time that the individual investment securities AFS have been in a continuous unrealized loss position is not a factor in determining credit impairment with the adoption of CECL.

	December 31, 2022								
	Less than 12 months			12 months or longer			Total		
Description of Securities AFS	Number of Securities	Fair Value	Gross Unrealized Losses	Number of Securities	Fair Value	Gross Unrealized Losses	Number of Securities	Fair Value	Gross Unrealized Losses
				(Dollars in thousands)					
U.S. Treasury securities	1	$ 3,886	$ (104)	—	$ —	$ —	1	$ 3,886	$ (104)
Agency securities*	1	3,867	(133)	—	—	—	1	3,867	(133)
Collateralized mortgage obligations*	61	150,419	(14,888)	59	643,280	(138,954)	120	793,699	(153,842)
Mortgage-backed securities:									
Residential*	23	55,645	(5,616)	42	397,532	(85,291)	65	453,177	(90,907)
Commercial*	29	172,963	(12,156)	26	195,324	(36,798)	55	368,287	(48,954)
Asset-backed securities	3	21,836	(716)	15	125,768	(5,219)	18	147,604	(5,935)
Corporate securities	1	3,401	(600)	5	15,456	(3,894)	6	18,857	(4,494)
Municipal securities	31	76,942	(3,207)	32	65,730	(10,506)	63	142,672	(13,713)
Total	150	$ 488,959	$ (37,420)	179	$1,443,090	$ (280,662)	329	$1,932,049	$(318,082)

* Investments in U.S. Government agency and U.S. Government sponsored enterprises

We performed an analysis on our investment securities portfolio as of December 31, 2022 and December 31, 2021 and determined that an allowance for credit losses was not required for investment securities AFS or HTM. The majority of our investment portfolio consists of securities issued by U.S. Government agencies or U.S. Government sponsored enterprises, which we determined to have zero loss expectation. At December 31, 2022, we also had 18 asset-backed securities, six corporate securities, and 63 municipal bonds not issued by U.S. Government agencies or U.S. Government sponsored enterprises that were in unrealized loss positions. Based on our analysis of these investment securities, we concluded a credit loss did not exist due to the strength of the issuers, high bond ratings, and because we expect full payment of principal and interest.

Equity Investments

As of December 31, 2022, equity investments totaled $42.4 million compared to $57.9 million at December 31, 2021. In 2022, we purchased $7.0 million in equity investments all of which were in CRA investments. No purchases were made in 2021. For the year ended December 31, 2022, we recorded a decrease in equity investments due to sales of mutual funds of $20.6 million, return of equity investments of $305 thousand and change in fair value of $563 thousand. Equity investments as of December 31, 2022 included $4.3 million in equity investments with readily determinable fair values and $38.1 million in equity investments without readily determinable fair values.

Equity investments with readily determinable fair values at December 31, 2022 consisted of mutual funds totaling $4.3 million. Changes to the fair value of equity investments with readily determinable fair values is recorded in other noninterest income. Equity investments without readily determinable fair values at December 31, 2022 included $36.7 million in CRA investments, $1.0 million in Community Development Financial Institutions investments, and $370 thousand in correspondent bank stock. Equity investments without readily determinable fair values are carried at cost, less impairment, and adjustments are made to the carrying balance based on observable price changes. There were no impairments or observable price changes for these investments during the year ended December 31, 2022.

Deferred Tax Assets, Net

At December 31, 2022, we had $150.4 million in net deferred tax assets compared to $49.7 million at December 31, 2021. The increase in deferred tax assets, net was primarily due to the increase in deferred taxes resulting from unrealized losses on our investments securities AFS during the year ended December 31, 2022.

Investments in Affordable Housing Partnerships

At December 31, 2022, we had $47.7 million in investments in affordable housing partnerships compared to $58.4 million at December 31, 2021. The decrease in investments in affordable housing partnerships was due to recorded losses and premium amortizations recorded during the year ended December 31, 2022. Commitments to fund investments in affordable housing partnerships totaled $11.8 million at December 31, 2022 compared to $9.5 million at December 31, 2021. The increase in commitments to fund investments in affordable housing partnerships during the year ended December 31, 2022 was due to new commitments, offset partially by cash contributions which reduced the remaining commitment balances.

Loans Held For Sale

Loans held for sale at December 31, 2022 totaled $49.2 million compared to $99.0 million at December 31, 2021, representing a decrease of $49.8 million, or 50.3%. The decrease in loans held for sale was due to reduction in SBA, residential mortgage loans, and other loans held for sale. Loans held for sale at December 31, 2022 included $48.8 million in other loans held for sale, comprising commercial real estate and commercial business loans with elevated credit risk, and $450 thousand in residential mortgage loans held for sale. At December 31, 2021, loans held for sale consisted of $49.7 million in SBA loans held for sale, $26.2 million in loans with elevated credit risk, and $23.2 million in residential mortgage loans held for sale.

Loans Portfolio

We offer a variety of products designed to meet the credit needs of our borrowers. Our lending activities primarily consist of real estate loans, commercial business loans, residential mortgage, and consumer loans. Gross loans receivable increased by $1.45 billion to $15.40 billion at December 31, 2022 from $13.95 billion at December 31, 2021.

We experienced an increase in real estate residential, real estate commercial, commercial business and residential mortgage loans in 2022 compared to the previous year. Only construction loans and consumer loans experienced declines in 2022 compared to 2021. The rates of interest charged on variable rate loans are set at specified spreads based on the prime lending rate, LIBOR, and SOFR rates and other indices and vary as the rate indices reprice. Approximately 46% of our total loans were variable rate loans at December 31, 2022 compared to 41% at December 31, 2021. Real estate loans as a percentage to total loans was 61% at December 31, 2022, compared to 65% at December 31, 2021.

With certain exceptions, we are permitted under applicable law to make unsecured loans to single borrowers (including certain related persons and entities) in aggregate amounts of up to 15% of the sum of our total capital, our allowance for credit losses (as defined for regulatory purposes) at the Bank level, and certain capital notes and debentures issued by us. As of December 31, 2022, our lending limit was approximately $364.9 million per borrower for unsecured loans. For lending limit purposes, a secured loan is defined as a loan secured by collateral having a current fair value of at least 100% of the amount of the loan or extension of credit at all times and satisfying certain other requirements. In addition to unsecured loans, we are permitted to make such collateral-secured loans in an additional amount up to 10% (for a total of 25%) of our total capital and the allowance for credit losses for a total limit of approximately $608.2 million to one borrower as of December 31, 2022. The largest aggregate amount of loans that the Bank had outstanding to any one borrower and related entities was $170.5 million, of which the entire amount was performing and in good standing at December 31, 2022.

The following table shows the composition of our loan portfolio by type of loan on the dates indicated:

	December 31,									
	2022		2021		2020		2019		2018	
	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
	(Dollars in thousands)									
Loan portfolio composition:										
Real estate loans:										
Residential	$ 76,045	— %	$ 69,199	— %	$ 54,795	— %	$ 52,558	— %	$ 51,197	— %
Commercial	9,170,784	60 %	8,816,080	63 %	8,425,959	63 %	8,316,470	69 %	8,393,551	70 %
Construction	167,751	1 %	220,652	2 %	291,380	2 %	295,523	2 %	275,076	2 %
Total real estate loans	9,414,580	61 %	9,105,931	65 %	8,772,134	65 %	8,664,551	71 %	8,719,824	72 %
Commercial business	5,109,532	33 %	4,208,674	30 %	4,157,787	31 %	2,721,183	22 %	2,325,544	20 %
Residential mortgage	846,080	6 %	579,626	5 %	582,232	4 %	835,188	7 %	1,002,113	8 %
Consumer and other	33,348	— %	58,512	— %	51,060	— %	55,085	— %	50,634	— %
Total loans outstanding	15,403,540	100 %	13,952,743	100 %	13,563,213	100 %	12,276,007	100 %	12,098,115	100 %
Less: allowance for credit losses	(162,359)		(140,550)		(206,741)		(94,144)		(92,557)	
Loans receivable, net	$ 15,241,181		$ 13,812,193		$ 13,356,472		$ 12,181,863		$ 12,005,558	

Real Estate Loans

Our real estate loans consist primarily of loans secured by deeds of trust on commercial real estate, including SBA loans secured by commercial real estate. It is our general policy to restrict commercial real estate loan amounts to 75% of the appraised value of the property at the time of loan funding. We offer both fixed and floating interest rate loans. The maturities on such loans are generally up to seven years (with payments determined on the basis of principal amortization schedules of up to 25 years and a balloon payment due at maturity). Real estate loans secured by non-consumer residential real estate comprise less than 1% of the total loan portfolio (consumer residential mortgage loans are classified separately and included in consumer loans). Construction loans are also a small portion of the total real estate portfolio, comprising approximately 1% of total loans outstanding. Total real estate loans, consisting primarily of commercial real estate loans, increased $308.6 million or, 3%, to $9.41 billion at December 31, 2022 from $9.11 billion at December 31, 2021 due to originations in 2022 offset by loan payoffs and loans sales.

Other Loans

Commercial business loans include term loans to businesses, lines of credit, trade finance facilities, commercial SBA loans, equipment leasing loans, warehouse lines of credit and SBA Paycheck Protection Program ("PPP") loans. Business term loans are generally provided to finance business acquisitions, working capital, and/or equipment purchases. Lines of credit are generally provided to finance short-term working capital needs. Trade finance facilities are generally provided to finance import and export activities. SBA loans are provided to small businesses under the U.S. SBA guarantee program. Short-term credit facilities (payable within one year) typically provide for periodic interest payments, with principal payable at maturity. Term loans (usually 5 to 7 years) normally provide for monthly payments of both principal and interest. SBA commercial loans usually have a longer maturity (7 to 10 years). These credits are reviewed on a periodic basis, and most loans are secured by business assets and/or real estate. Warehouse lines of credit are utilized by mortgage originators to fund mortgages which are then pledged to the Bank as collateral until the mortgage loans are sold and the lines of credit are paid down. The typical duration of these lines of credit from the time of funding to pay-down ranges from 10-30 days. Although collateralized by mortgage loans, the structure of warehouse lending agreements results in the commercial business classification for warehouse lines of credit. During 2022, commercial business loans increased $900.9 million, or 21%, to $5.11 billion at December 31, 2022 from $4.21 billion at December 31, 2021. The increase in commercial business loans was due to an increase in commercial term loans and syndicated loans in 2022 and was part of our strategy to diversify our loan portfolio and reduce our concentration of commercial real estate loans.

Residential mortgage loans represented approximately 6% of the total loan portfolio. The residential mortgage portfolio increased $266.5 million, or 46%, to $846.1 million at December 31, 2022 from $579.6 million at December 31, 2021. Consumer loans comprise less than 1% of the total loan portfolio. Most of our consumer loan portfolio includes automobile loans, home equity lines and loans, signature term loans and lines of credit, and credit card loans. Consumer loans decreased $25.2 million, or 43%, to $33.3 million at December 31, 2022 from $58.5 million at December 31, 2021.

Loan Commitments

We provide lines of credit to business customers usually on an annual renewal basis. We normally do not make loan commitments in material amounts for periods in excess of one year.

The following table shows our loan commitments and letters of credit outstanding at the dates indicated:

	December 31,								
	2022		**2021**		**2020**		**2019**		**2018**
	(Dollars in thousands)								
Commitments to extend credit	$	2,856,263	$	2,329,421	$	2,137,178	$	1,864,947	$	1,712,032
Standby letters of credit		132,538		126,137		108,834		113,720		69,763
Other commercial letters of credit		22,376		56,333		40,508		37,627		65,822
Total	$	3,011,177	$	2,511,891	$	2,286,520	$	2,016,294	$	1,847,617

Nonperforming Assets

Nonperforming assets consist of nonaccrual loans, accruing loans that are 90 days or more past due, accruing restructured loans, and OREO.

Loans are placed on nonaccrual status when they become 90 days or more past due, unless the loan is both well-secured and in the process of collection. Loans may be placed on nonaccrual status earlier if the full and timely collection of principal or interest becomes uncertain. When a loan is placed on nonaccrual status, unpaid accrued interest is charged against interest income. Loans are charged off when collection of the loan is determined to be unlikely. Loans are restructured when, for economic or legal reasons related to the borrower's financial difficulties, the Bank grants a concession to the borrower that it would not otherwise consider. OREO consists of real estate acquired by the Bank through foreclosure or similar means, including by deed from the owner in lieu of foreclosure, and is held for future sale.

Nonperforming assets were $69.4 million at December 31, 2022 compared to $111.8 million at December 31, 2021. Nonperforming assets at December 31, 2022 decreased from December 31, 2021 due primarily to the decreases in nonaccrual loans, accruing restructured loans, and loans past due 90 days or more and still accruing. The following table illustrates the composition of nonperforming assets and nonperforming loans as of the dates indicated:

	December 31,								
	2022		**2021**		**2020**		**2019**		**2018**
				(Dollars in thousands)					
Nonaccrual loans [1]	$	49,687	$	54,616	$	85,238	$	54,785	$	53,286
Loans 90 days or more days past due, still accruing [2]		401		2,131		614		7,547		1,529
Accruing restructured loans		16,931		52,418		37,354		35,709		50,410
Total nonperforming loans		67,019		109,165		123,206		98,041		105,225
OREO		2,418		2,597		20,121		24,091		7,754
Total nonperforming assets	$	69,437	$	111,762	$	143,327	$	122,132	$	112,979

_____

(1) Nonaccrual loans exclude the guaranteed portion of delinquent SBA loans that are in liquidation and excludes PCI loans for periods prior to 2020.

(2) Excludes PCI loans for periods prior to 2020.

COVID-19 Related Loan Modifications

In 2020, we received a large number of modification requests from borrowers affected by the COVID-19 pandemic. Subsequently many of those requests for modifications were granted during the second quarter of 2020. As of December 31, 2022, all COVID related modifications had expired. COVID-19 modifications as of December 31, 2021 totaled $22.8 million consisting of $12.5 million in commercial real estate loans, $9.9 million in residential mortgage loans, and $365 thousand in consumer loans.

Maturity of Loans

The following table illustrates the maturity distribution intervals of loans outstanding as of December 31, 2022.

	December 31, 2022								
	Loans Maturing								
	Within One Year		**After One to Five Years**		**After Five to Fifteen Years**		**After Fifteen Years**		**Total Loans Outstanding**
				(Dollars in thousands)					
Real estate loans:									
Residential	$	10,591	$	20,177	$	45,277	$	—	$	76,045
Commercial		637,425		2,930,446		5,014,319		588,594		9,170,784
Construction		150,350		17,401		—		—		167,751
Total real estate loans		798,366		2,968,024		5,059,596		588,594		9,414,580
Commercial business loans		1,028,892		2,171,139		1,909,120		381		5,109,532
Residential mortgage		4,882		175		9,703		831,320		846,080
Consumer loans		25,928		4,966		2,382		72		33,348
Total loans outstanding	$	1,858,068	$	5,144,304	$	6,980,801	$	1,420,367	$	15,403,540
Fixed interest rate [1]	$	366,250	$	2,402,611	$	4,478,643	$	1,144,874	$	8,392,378
Variable interest rate		1,491,818		2,741,693		2,502,158		275,493		7,011,162
Total loans outstanding	$	1,858,068	$	5,144,304	$	6,980,801	$	1,420,367	$	15,403,540

_____

(1) Includes hybrid loans (loans with fixed interest rates for a specified period and then convert to variable interest rates) in fixed interest rate periods as of December 31, 2022.

The following table presents the loans outstanding due after one year as of December 31, 2022.

| | December 31, 2022 | | |
	Fixed Interest Rate [1]	Variable Interest Rate	Total Loans Due After One Year
	(Dollars in thousands)		
Real estate loans:			
Residential	$ 62,071	$ 3,383	$ 65,454
Commercial	6,788,344	1,745,015	8,533,359
Construction	—	17,401	17,401
Total real estate loans	6,850,415	1,765,799	8,616,214
Commercial business loans	337,729	3,742,911	4,080,640
Residential mortgage	835,848	5,350	841,198
Consumer loans	2,136	5,284	7,420
Total loans outstanding	$ 8,026,128	$ 5,519,344	$ 13,545,472

———————————

(1) Includes hybrid loans (loans with fixed interest rates for a specified period and then convert to variable interest rates) in fixed interest rate periods as of December 31, 2022.

At December 31, 2022, we had $47.3 million in loan accrued interest receivables compared to $36.2 million at December 31, 2021.

Concentrations

Our lending activities are predominately in California, New Jersey and the New York City, Houston, Dallas, Chicago, and Seattle metropolitan areas. At December 31, 2022, loans from California represented 52% of the total loans outstanding and loans from New York and New Jersey represented 18%. The remaining 30% of total loans outstanding represented loans from other states. Although we have a diversified loan portfolio, a substantial portion of the loan portfolio and credit performance depends on the economic stability of Southern California. Within the California market, most of our business activity is with customers located within Southern California (46%). Therefore, our exposure to credit risk is significantly affected by changes in the economy in the Southern California area. Within our commercial real estate loan portfolio, the largest industry concentrations are retail building (27%), multifamily (14%), industrial & warehouse (14%), and gas station & car wash (11%). Within our commercial and business loan portfolio, the largest industry concentrations are finance and insurance (20%), manufacturing (14%), information technology (13%), and retail trade (12%).

Allowance for Credit Losses

The Bank has implemented a multi-faceted process to identify, manage, and mitigate the credit risks that are inherent in the loan portfolio. For new loans, each loan application package is fully analyzed by experienced reviewers and approvers. In accordance with current lending approval authority guidelines, a majority of loans are approved by the Management Loan Committee ("MLC") and Directors Loan Committee ("DLC"). For existing loans, the Bank maintains a systematic loan review program, which includes internally conducted reviews and periodic reviews by external loan review consultants. Based on these reviews, loans are graded as to their overall credit quality, which is measured based on: payment capacity and collateral documentation; proper lien perfection; proper approval by loan committee(s); adherence to any loan agreement covenants; compliance with internal policies and procedures, and with laws and regulations; adequacy and strength of repayment sources including borrower or collateral generated cash flow; payment performance; and liquidation value of the collateral. We closely monitor loans that management has determined require further supervision because of the loan size, loan structure, and/or specific circumstances of the borrower.

When principal or interest on a loan is 90 days or more past due, a loan is generally placed on nonaccrual status unless it is considered to be both well-secured and in the process of collection. Further, a loan is considered a loss in whole or in part when (1) it appears that loss exposure on the loan exceeds the collateral value for the loan, (2) servicing of the unsecured portion has been discontinued, or (3) collection is not anticipated due to the borrower's financial condition and general economic conditions in the borrower's industry. Any loan or portion of a loan judged by management to be uncollectible is charged against the allowance for credit losses, while any recoveries are credited to the allowance.

Allowance for Credit Losses

The allowance for credit losses ("ACL") was $162.4 million at December 31, 2022 compared to allowance for credit losses of $140.6 million at December 31, 2021. We recorded a provision for credit losses of $9.6 million in 2022 compared to a negative provision for credit losses of $12.2 million in 2021, and a provision for loan losses of $95.0 million in 2020. During 2022, we charged off $12.4 million in loans outstanding and recovered $24.6 million in loans previously charged off compared to $62.2 million in charge offs and $8.2 million in recoveries for 2021. The decrease in charge off for 2022 was largely due a reduction in charge offs related to the sale of loans with elevated credit risk. In addition, for 2021, we had one loan relationship with charge offs totaling $29.6 million. Subsequently in 2022, we recorded $17.3 million in recoveries from this one relationship which contributed to a net recovery position for 2022 compared to total net charge offs for 2021. Total criticized loans, or loan rated special mention, substandard, doubtful, or loss at December 31, 2022 totaled $261.3 million compared to $499.6 million at December 31, 2021. The ACL was 1.05% of loans receivable at December 31, 2022 and 1.01% of loans receivable at December 31, 2021. The ACL to loans receivable ratio does not include non-credit related discount on acquired loans. Total discount on acquired loans at December 31, 2022 and 2021 totaled $9.1 million and $12.4 million, respectively. ACL on individually evaluated loans decreased to $3.9 million at December 31, 2022 from $5.1 million at December 31, 2021. In addition to allowance for credit losses, we had $1.4 million in allowances for unfunded loan commitments as of December 31, 2022, compared to $1.1 million as of December 31, 2021.

Economic forecasts used in the calculation of the December 31, 2022 ACL reflected a deterioration in outlook compared to economic forecasts used in the calculation of the December 31, 2021 ACL and the large increase in loans resulted in an overall increase in ACL. For both December 31, 2022 and 2021, we incorporated Moody's consensus scenario.

The following table presents total nonaccrual and delinquent loans (loans past due 30+ days) as of the dates indicated:

	December 31,									
	2022		**2021**		**2020**		**2019**		**2018**	
	(Dollars in thousands)									
Real estate - residential	$	1,266	$	—	$	—	$	—	$	—
Real estate - commercial		36,764		60,203		64,894		40,460		38,260
Real estate - construction		—		—		18,723		14,015		—
Commercial business		9,146		15,576		17,304		12,681		23,884
Residential mortgage		11,101		20,188		11,690		13,220		17,431
Consumer and other		1,103		848		1,414		1,100		804
Total nonaccrual and delinquent loans	$	59,380	$	96,815	$	114,025	$	81,476	$	80,379
Nonaccrual loans included above	$	49,687	$	54,616	$	85,238	$	54,785	$	53,286

We categorize loans into risk categories based on relevant information about the ability of borrowers to service their debt including but not limited to current financial information, historical payment experience, credit documentation, public information, and current economic trends. We analyze loans individually by classifying the loans as to credit risk. This analysis includes all non-homogeneous loans. Homogeneous loans are not risk rated and credit risk is analyzed largely by the number of days past due.

This analysis is performed on at least a quarterly basis. We use the following definitions for risk ratings:

- Pass: Loans that meet a preponderance or more of our underwriting criteria and evidence an acceptable level of risk.

- Special Mention: Loans that have potential weaknesses that deserve management's close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the loan or of the institution's credit position at some future date.

- Substandard: Loans classified as substandard are inadequately protected by the current net worth and paying capacity of the borrower or of the collateral pledged, if any. Loans so classified have a well-defined weakness or weaknesses that jeopardize the repayment of the debt. They are characterized by the distinct possibility that the institution will sustain some loss if the deficiencies are not corrected.

- Doubtful/Loss: Loans classified as doubtful have all the weaknesses inherent in those classified as substandard with the added characteristic that the weaknesses make collection or repayment in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable.

Loans assigned a risk rating of Special Mention, Substandard, Doubtful, or Loss are referred to as Criticized Loans and loans assigned a risk rating of Substandard, Doubtful, or Loss are separately referred to as Classified Loans. The following table provides the detail of Criticized Loans by risk rating as of the dates indicated:

	December 31,								
	2022		**2021**		**2020**		**2019**		**2018**
	(Dollars in thousands)								
Special Mention	$	157,263	$	257,194	$	184,941	$	141,452	$	163,089
Substandard		104,073		242,397		366,556		259,278		317,915
Doubtful/Loss		—		—		1		13		412
Total Criticized Loans	$	261,336	$	499,591	$	551,498	$	400,743	$	481,416

For 2022, we completed the sale of approximately $77.0 million in loans with elevated credit risk or were likely to exhibit credit issues in the future. Of the loans sold, $76.6 million were rated as substandard and $400 thousand were rated as special mention. In 2021, we completed the sale of approximately $275.3 million in loans with elevated credit risk or were likely to exhibit credit issues in the future. Of the loans sold, $182.6 million were rated as substandard and $68.4 million were rated as special mention at the time of the sale. As a result of these loan sales, substandard loans experienced a significant declines in 2021 and 2022.

The following table shows the provision for credit losses, the amount of loans charged off, and recoveries on loans previously charged off together with the balance in the allowance for credit losses at the beginning and end of each year, the amount of average and total loans outstanding as well as other pertinent ratios as of the dates and for the years indicated:

	As of or For The Year Ended December 31,				
	2022	**2021**	**2020**	**2019**	**2018**
	(Dollars in thousands)				
LOANS:					
Average loans:					
Real estate	$ 9,371,641	$ 8,877,324	$ 8,693,105	$ 8,631,923	$ 8,582,716
Commercial business	4,468,498	3,871,726	3,226,423	2,413,066	2,091,612
Residential mortgage	752,020	552,999	729,432	902,287	816,467
Consumer and other	42,468	41,382	49,563	51,399	56,227
Average loans, including loans held for sale	$14,634,627	$ 13,343,431	$ 12,698,523	$ 11,998,675	$ 11,547,022
Total loans, excluding loans held for sale	$15,403,540	$ 13,952,743	$ 13,563,213	$ 12,276,007	$ 12,098,115
ALLOWANCE:					
Balance - beginning of year	140,550	206,741	94,144	92,557	84,541
Loans charged off:					
Real estate	(6,803)	(57,427)	(8,658)	(1,803)	(6,726)
Commercial business	(5,160)	(3,558)	(6,157)	(5,086)	(2,891)
Residential mortgage	(22)	(923)	—	—	—
Consumer and other	(404)	(328)	(1,211)	(1,220)	(1,258)
Total loans charged off	(12,389)	(62,236)	(16,026)	(8,109)	(10,875)
Less recoveries:					
Real estate	21,698	5,722	1,851	2,104	1,028
Commercial business	2,861	2,196	5,526	1,596	2,892
Residential mortgage	—	—	—	—	—
Consumer and other	39	327	46	36	71
Total loan recoveries	24,598	8,245	7,423	3,736	3,991
Net loan recoveries (charge offs)	12,209	(53,991)	(8,603)	(4,373)	(6,884)
CECL day 1 adoption impact	—	—	26,200	—	—
Provision (credit) for credit losses	9,600	(12,200)	95,000	7,300	14,900
PCI allowance adjustment	—	—	—	(1,340)	—
Balance - end of year	$ 162,359	$ 140,550	$ 206,741	$ 94,144	$ 92,557
RATIOS:					
Net loan (recoveries) charge offs to average loans	(0.08)%	0.40%	0.07%	0.04%	0.06%
Allowance for credit losses to total loans receivable	1.05 %	1.01%	1.52%	0.77%	0.77%
Net loan (recoveries) charge offs to allowance for credit losses	(7.52)%	38.41%	4.16%	4.65%	7.44%
Net loan charge offs to provision for credit losses	N/A	N/A	9.06%	59.90%	46.20%
Allowance for credit losses to nonperforming loans	242.26 %	128.75%	167.80%	96.03%	87.96%

The following table presents net loans (recoveries) charge offs to average loans by loan category for the years indicated:

	Year Ended December 31,				
	2022	**2021**	**2020**	**2019**	**2018**
	(Dollars in thousands)				
Loan Type					
Real estate	(0.16)%	0.58 %	0.08 %	— %	0.07 %
Commercial business	0.05 %	0.04 %	0.02 %	0.14 %	— %
Residential mortgage	— %	0.17 %	— %	— %	— %
Consumer and other loans	0.86 %	— %	2.35 %	2.30 %	2.11 %
Net loan (recoveries) charge offs to average loans	(0.08)%	0.40 %	0.07 %	0.04 %	0.06 %

The following table reflects our allocation of the allowance for credit losses by loan category and the ratio of each loan category to total loans as of the dates indicated:

	December 31,									
	2022		**2021**		**2020**		**2019**		**2018**	
	Amount of allowance for credit losses	ACL Coverage Ratio	Amount of allowance for credit losses	ACL Coverage Ratio	Amount of allowance for credit losses	ACL Coverage Ratio	Amount of allowance for loan losses	ALLL Coverage Ratio	Amount of allowance for loan losses	ALLL Coverage Ratio
	(Dollars in thousands)									
Loan Type										
Real estate—residential	$ 1,014	1.33 %	$ 729	1.05 %	$ 391	0.71 %	$ 204	0.39 %	$ 112	0.22 %
Real estate—commercial	93,817	1.02 %	106,170	1.20 %	159,527	1.89 %	51,712	0.62 %	55,890	0.67 %
Real estate—construction	1,053	0.63 %	1,541	0.70 %	2,278	0.78 %	1,677	0.57 %	765	0.28 %
Commercial business	56,872	1.11 %	27,811	0.66 %	39,155	0.94 %	33,032	1.21 %	28,484	1.22 %
Residential mortgage	8,920	1.05 %	3,316	0.57 %	4,227	0.73 %	5,925	0.71 %	5,207	0.52 %
Consumer and other	683	2.05 %	983	1.68 %	1,163	2.28 %	1,594	2.89 %	2,099	4.15 %
Total	$ 162,359	1.05 %	$ 140,550	1.01 %	$ 206,741	1.52 %	$ 94,144	0.77 %	$ 92,557	0.77 %

The adequacy of the allowance for credit losses is determined upon an evaluation and review of the credit quality of the loan portfolio, taking into consideration economic forecasts, historical loan loss experience, relevant internal and external factors that affect the collection of a loan, and other pertinent factors. We use a combination of a modeled and non-modeled approach that incorporates current and future economic conditions to estimate lifetime expected losses on a collective basis. We incorporate in our modeled approach, Probability of Default ("PD"), Loss Given Default ("LGD"), and Exposure at Default ("EAD") methodologies. For non-modeled loans, the allowance for credit losses is largely based on historical loss experience. Both approaches are combined with other quantitative factors and qualitative considerations in calculation of the allowance for credit losses for collectively assessed loans with similar risk characteristics.

For loans which do not share similar risk characteristics such as nonaccrual and troubled debt restructured ("TDR") loans above $1.0 million, we evaluate these loans on an individual basis in accordance with ASC 326. These nonaccrual and TDR loans are considered to have different risk profiles than performing loans and therefore are evaluated separately. We ultimately decided to collectively assess TDRs and nonaccrual loans with balances below $1.0 million along with the performing and accrual loans in order to reduce the operational burden of individually assessing small TDR and nonaccrual loans with immaterial balances. For individually assessed loans, the ACL is measured using either 1) the present value of future cash flows discounted at the loan's effective interest rate; 2) the loan's observable market price; or 3) the fair value of the collateral, if the loan is collateral dependent. For the collateral dependent loans, we obtain new appraisals to determine the fair value of collateral. The appraisals are based on an "as-is" valuation. To ensure that appraised values remain current, we either obtain updated appraisals every twelve months from a qualified independent appraiser or an internal evaluation of the collateral is performed by qualified personnel. If the third party market data indicates that the value of the collateral property has declined since the most recent valuation date, management adjusts the value of the property downward to reflect current market conditions. If the fair value of the collateral is less than the amortized balance of the loan, we recognize an ACL with a corresponding charge to the provision for credit losses.

Individually evaluated loans at December 31, 2022 were $66.1 million, a net decrease of $40.5 million from $106.6 million at December 31, 2021. The net decrease in individually evaluated loans was due primarily to sale of problem loans and continued de-risking the loan portfolio in 2022.

We also maintain a separate ACL for our off-balance sheet unfunded loan commitments. We utilize a funding rate to allocate the allowance to undrawn exposures. This funding rate is used as a credit conversion factor to capture how much undrawn can potentially become drawn at any point. The funding rate is determined based on a lookback period of eight quarters. Credit loss is not estimated for off-balance sheet credit exposures that are unconditionally cancellable by us at the time of measurement.

OREO

OREO consists of real estate properties acquired through foreclosure or similar means. OREO is recorded at fair value, less estimated selling costs. At December 31, 2022 and 2021, OREO, net totaled $2.4 million and $2.6 million, respectively. The number of OREO properties held at December 31, 2022 and 2021 was four and six, respectively. For the year ended December 31, 2022, one property was transferred to OREO totaling $938 thousand and we sold three OREO properties with carrying balances totaling $702 thousand. For the year ended December 31, 2021, no properties were transferred to OREO and we sold eight OREO properties totaling $15.9 million.

The changes in OREO for the years ended December 31, 2022 and 2021 were as follows:

	Year Ended December 31,	
	2022	**2021**
	(Dollars in thousands)	
Balance at beginning of period	$ 2,597	$ 20,121
Additions to OREO	938	—
OREO sales	(702)	(15,903)
Valuation adjustments, net	(415)	(1,621)
Balance at end of period	$ 2,418	$ 2,597

Deposits

Deposits are our primary source of funds for loans and investments. We offer a wide variety of deposit account products to commercial and consumer customers. Total deposits increased to $15.74 billion at December 31, 2022 from $15.04 billion at December 31, 2021.

The increase in deposits during 2022 was primarily due to an increase in time deposits, partially offset by declines in demand deposits, money market deposits, and savings deposits. Noninterest bearing demand deposits decreased $902.4 million during 2022 due primarily to a decrease in retail deposits. Time deposits increased $2.20 billion from December 31, 2021 to December 31, 2022 due to an increase in customer deposits of $1.13 billion and in brokered time deposits of $1.07 billion. At December 31, 2022, we had $1.18 billion in brokered deposits and $300.0 million in California State Treasurer deposits compared to $810.9 million in brokered deposits and $300.0 million in California State Treasurer deposits at December 31, 2021. The brokered deposits represented approximately 7.50% of our total deposits as of December 31, 2022 compared to 5.39% as of December 31, 2021. The California State Treasurer deposits have three to six months maturities with a weighted average interest rate of 4.27% and 0.10% at December 31, 2022 and 2021, respectively.

Although our deposits may vary with local and national economic conditions, we do not believe that our deposits are seasonal in nature.

The following table sets forth the balances of our deposits by category for the periods indicated:

	December 31,					
	2022		2021		2020	
	Amount	Percent	Amount	Percent	Amount	Percent
	(Dollars in thousands)					
Demand, noninterest bearing	$ 4,849,493	31 %	$ 5,751,870	38 %	$ 4,814,254	34 %
Demand, interest bearing	5,615,784	36 %	6,178,850	41 %	5,232,413	36 %
Savings	283,464	2 %	321,377	2 %	300,770	2 %
Time deposit of more than $250,000	2,385,573	15 %	1,493,651	10 %	1,854,414	13 %
Other time deposits	2,604,487	16 %	1,294,702	9 %	2,132,061	15 %
Total Deposits	$ 15,738,801	100 %	$ 15,040,450	100 %	$ 14,333,912	100 %

The following table presents the maturity schedules of our time deposits, as of dates indicated:

	December 31,					
	2022		2021		2020	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
	(Dollars in thousands)					
Three months or less	$ 1,166,952	23 %	$ 1,262,868	45 %	$ 1,612,171	40 %
Over three months through six months	1,003,444	21 %	571,155	21 %	1,095,373	27 %
Over six months through twelve months	2,802,627	56 %	892,462	32 %	1,177,552	30 %
Over twelve months	17,037	— %	61,868	2 %	101,379	3 %
Total time deposits	$ 4,990,060	100 %	$ 2,788,353	100 %	$ 3,986,475	100 %

The following table indicates the maturity schedules of our time deposits in amounts of more than $250,000 as of December 31, 2022:

	Amount	Percentage
	(Dollars in thousands)	
Three months or less	$ 242,755	10 %
Over three months through six months	509,744	21 %
Over six months through twelve months	1,629,667	69 %
Over twelve months	3,407	— %
Total	**$ 2,385,573**	**100 %**

There is no assurance that we will be able to continue to replace maturing time deposits at competitive rates. However, if we are unable to replace these maturing time deposits with new deposits, we believe that we have adequate liquidity resources to fund these obligations through secured credit lines with the FHLB and FRB, as well as with liquid assets.

At December 31, 2022, total uninsured deposits of the Bank reported by the Bank was approximately $10.19 billion which represents the estimated portion of deposit accounts that exceed the FDIC insurance limit. This estimate was determined based on the same methodologies and assumptions used for regulatory reporting requirements.

FHLB and FRB Borrowings and Fed Funds Purchased

We utilize a combination of short-term and long-term borrowings from the FHLB and FRB as well as other sources to help manage our liquidity position. However, borrowings are used as a secondary source of funds and deposits are our main source of funding and liquidity.

Federal Funds Purchased

Federal funds purchased generally mature within one to three business days from the transaction date. We did not have any federal funds purchased at December 31, 2022 and 2021.

FHLB and FRB Borrowings

We may borrow from the FHLB and FRB on a short term or long term basis to provide funding for certain loans or investment securities strategies, as well as for asset liability management strategies. At December 31, 2022, borrowings totaled $865.0 million consisting of $600.0 million in FHLB borrowings and $265.0 million in FRB borrowings compared to $300.0 million in FHLB borrowings at December 31, 2021. At December 31, 2022 and December 31, 2021, the average weighted remaining maturity of FHLB and FRB borrowings was less than 1 month and 4 months, respectively. The weighted average rate for FHLB advances and FRB borrowings were 3.40% and 4.50%, respectively, at December 31, 2022, compared to 0.92% for FHLB advances at December 31, 2021. As of December 31, 2022, our remaining available FHLB borrowing capacity was $3.98 billion.

Convertible Notes

In 2018, we issued $217.5 million aggregate principal amount of 2.00% convertible senior notes maturing on May 15, 2038 in a private offering to qualified institutional buyers under Rule 144A of the Securities Act of 1933. The convertible notes were issued as part of our plan to repurchase common stock. The convertible notes pay interest on a semi-annual basis to holders of the notes. The convertible notes can be called by us, in whole or in part, at any time after five years for the original issued amount in cash. Holders of the notes can put the notes for cash on the fifth, tenth, and fifteenth year of the notes. Based on our stock price at December 31, 2022, it is likely that most holders of the convertible notes will put their holdings on May 15, 2023. Management is currently assessing different options in the event that the convertible notes are put in May 2023.

The net carrying balance of convertible notes at December 31, 2022 was $217.1 million, net of $352 thousand in uncapitalized issuance costs. At December 31, 2021, the net carrying balance of convertible notes was $216.2 million, net of $1.3 million in uncapitalized issuance costs. With the adoption of ASU 2020-06, our convertible notes are accounted for entirely as debt and no longer has a discount or equity portion. (See Note 10 "Subordinated Debentures and Convertible Notes" of the Notes to the Consolidated Financial Statements for additional information regarding convertible notes issued).

Subordinated Debentures

At December 31, 2022, our nine wholly-owned subsidiary grantor trusts ("Trusts") had issued $126.0 million of pooled trust preferred securities ("Trust Preferred Securities"). The Trust Preferred Securities accrue and pay distributions periodically at specified annual rates as provided in the related indentures for the securities. The Trusts used the net proceeds from the offering of the Trust Preferred Securities to purchase a like amount of Hope Bancorp's subordinated debentures (the "Debentures"). The Debentures are the sole assets of the trusts. Our obligations under the Debentures and related documents, taken together, constitute a full and unconditional guarantee by us of the obligations of the trusts. The Trust Preferred Securities are mandatorily redeemable upon the maturity of the Debentures, or upon earlier redemption as provided in the indentures. We have the right to redeem the Debentures in whole (but not in part) on or after specific dates, at a redemption price specified in the indentures plus any accrued but unpaid interest to the redemption date. Debentures totaled $106.6 million at December 31, 2022 and $105.4 million at December 31, 2021.

As of December 31, 2022 and 2021, the Trusts are not reported on a consolidated basis pursuant to ASC 810, Consolidation. Therefore, the capital securities of $126.0 million are not presented on the consolidated statements of financial condition. Instead, as of December 31, 2022 the long-term subordinated debentures of $106.6 million, net of $23.3 million in discounts, issued by us to the Trusts and the investment in Trusts' common stock of $3.9 million (included in other assets) are separately reported.

The following table summarizes our outstanding Debentures related to the Trust Preferred Securities at December 31, 2022:

Trust Name	Issuance Date	Amount	Carry Value of Subordinated Debentures	Maturity Date	Coupon Rate	Current Rate	Interest Distribution and Callable Date
			(Dollars in thousands)				
Nara Capital Trust III	06/05/2003	$ 5,000	$ 5,155	06/15/2033	3M LIBOR + 3.15%	7.919%	Every 15th of Mar, Jun, Sep, and Dec
Nara Statutory Trust IV	12/22/2003	5,000	5,155	01/07/2034	3M LIBOR + 2.85%	6.929%	Every 7th of Jan, Apr, Jul and Oct
Nara Statutory Trust V	12/17/2003	10,000	10,310	12/17/2033	3M LIBOR + 2.95%	7.688%	Every 17th of Mar, Jun, Sep and Dec
Nara Statutory Trust VI	03/22/2007	8,000	8,248	06/15/2037	3M LIBOR + 1.65%	6.419%	Every 15th of Mar, Jun, Sep and Dec
Center Capital Trust I	12/30/2003	18,000	14,937	01/07/2034	3M LIBOR + 2.85%	6.929%	Every 7th of Mar, Jun, Sep, and Dec
Wilshire Statutory Trust II	03/17/2005	20,000	16,435	03/17/2035	3M LIBOR + 1.79%	6.528%	Every 17th of Mar, Jun, Sep, and Dec
Wilshire Statutory Trust III	09/15/2005	15,000	11,722	09/15/2035	3M LIBOR + 1.40%	6.169%	Every 15th of Mar, Jun, Sep, and Dec
Wilshire Statutory Trust IV	07/10/2007	25,000	18,932	09/15/2037	3M LIBOR + 1.38%	6.149%	Every 15th of Mar, Jun, Sep, and Dec
Saehan Capital Trust I	03/30/2007	20,000	15,671	06/30/2037	3M LIBOR + 1.62%	6.350%	Every 30th of Mar, Jun, Sep, and Dec
Total Trust		**$ 126,000**	**$ 106,565**				

Capital Resources

Historically, our primary source of capital has been the retention of earnings, net of interest payments on debentures and convertible notes and dividend payments to stockholders and share repurchases. We seek to maintain capital at a level sufficient to assure our stockholders, customers, and regulators that Hope Bancorp and the Bank are financially sound. For this purpose, we perform ongoing assessments of capital related risks, components of capital, as well as projected sources and uses of capital in conjunction with projected increases in assets and levels of risk.

Our total stockholders' equity decreased $73.7 million, or 3.5%, to $2.02 billion at December 31, 2022 from $2.09 billion at December 31, 2021. The decrease in our stockholders' equity at December 31, 2022 compared to December 31, 2021 was largely due to a decrease in accumulated other comprehensive income of $219.4 million, dividends paid of $67.1 million, and share repurchases of $14.7 million, offset partially by net income earned of $218.3 million and increases in additional paid-in capital consisting of $8.8 million in stock based compensation and $530 thousand in issuance of additional shares of stock. The decrease in accumulated other comprehensive income from December 31, 2021 to December 31, 2022 was due to the increase in unrealized losses on our investment securities AFS as a result of rising market interest rates.

At December 31, 2022, our ratio of common equity to total assets was 10.54% compared to 11.70% at December 31, 2021, and our tangible common equity represented 8.29% of tangible assets at December 31, 2022, compared with 9.31% of tangible assets at December 31, 2021. Tangible common equity per share was $12.96 at December 31, 2022, compared with $13.51 at December 31, 2021. Tangible common equity to tangible assets and tangible common equity per share are non-GAAP financial measures that we believe provide investors with information that is useful in understanding our financial performance and position.

We provide certain non-GAAP financial measures that we believe provide investors with meaningful supplemental information that is useful in understanding our financial performance and position. The methodologies for determining non-GAAP measures may differ among companies. The following table reconciles non-GAAP financial measures used to the most comparable GAAP performance measures:

	December 31,	
	2022	**2021**
	(Dollars in thousands, except share and per share data)	
Total stockholders' equity	$ 2,019,328	$ 2,092,983
Less: Goodwill and core deposit intangible assets, net	(470,176)	(472,121)
Tangible common equity	$ 1,549,152	$ 1,620,862
Total assets	$ 19,164,491	$ 17,889,061
Less: Goodwill and core deposit intangible assets, net	(470,176)	(472,121)
Tangible assets	$ 18,694,315	$ 17,416,940
Common shares outstanding	119,495,209	120,006,452
Tangible common equity ratio (Tangible common equity / tangible assets)	8.29 %	9.31 %
Common tangible equity per share (Tangible common equity / common shares outstanding)	$ 12.96	$ 13.51

The following table compares Hope Bancorp's and the Bank's capital ratios at December 31, 2022 to those required by our regulatory agencies to generally be deemed "adequately capitalized" for capital adequacy classification purposes:

	December 31, 2022					
	Actual		**Required**		**Excess**	
	Amount	**Ratio**	**Amount**	**Ratio**	**Amount**	**Ratio**
	(Dollars in thousands)					
Hope Bancorp						
Common equity tier 1 capital (to risk-weighted assets):	$ 1,799,020	10.55 %	$ 767,223	4.50 %	$ 1,031,797	6.05 %
Total capital (to risk-weighted assets)	$ 2,041,319	11.97 %	$ 1,363,953	8.00 %	$ 677,366	3.97 %
Tier 1 capital (to risk-weighted assets)	$ 1,901,685	11.15 %	$ 1,022,965	6.00 %	$ 878,720	5.15 %
Tier 1 capital (to average assets)	$ 1,901,685	10.15 %	$ 749,743	4.00 %	$ 1,151,942	6.15 %
Bank of Hope						
Common equity tier 1 capital (to risk-weighted assets):	$ 2,049,973	12.03 %	$ 766,971	4.50 %	$ 1,283,002	7.53 %
Total capital (to risk-weighted assets)	$ 2,189,607	12.85 %	$ 1,363,504	8.00 %	$ 826,103	4.85 %
Tier 1 capital (to risk-weighted assets)	$ 2,049,973	12.03 %	$ 1,022,628	6.00 %	$ 1,027,345	6.03 %
Tier 1 capital (to average assets)	$ 2,049,973	10.94 %	$ 749,540	4.00 %	$ 1,300,433	6.94 %

Capital rules require a capital conservation buffer of 2.50% above the three minimum risked-weighted capital ratios to avoid constraints on dividend payments, stock repurchases, and discretionary bonus payments to executives. Our capital ratios at December 31, 2022 and 2021 exceeded all of the regulatory minimums including the fully-phased in capital conservation buffer.

Liquidity Management

Liquidity risk is the risk of reduction in our earnings or capital that could result if we were not able to meet our obligations when they come due without incurring unacceptable losses. Liquidity risk includes the risk of unplanned decreases or changes in funding sources and changes in market conditions that affect our ability to liquidate assets quickly and with minimum loss of value. Factors considered in liquidity risk management are the stability of the deposit base; the marketability, maturity, and pledging of our investments; the availability of alternative sources of funds; and our demand for credit.

The objective of our liquidity management is to have funds available to meet cash flow requirements arising from fluctuations in deposit levels and the demands of daily operations, which include funding of securities purchases, providing for customers' credit needs, and ongoing repayment of borrowings.

We manage our liquidity actively on a daily basis and it is reviewed periodically by our management-level Asset/Liability Management Committee ("ALM") and the Board Asset Liability Committee ("ALCO"). This process is intended to ensure the maintenance of sufficient funds to meet our liquidity needs, including adequate cash flow for off-balance-sheet commitments. In general, our liquidity is managed daily by controlling the level of federal funds and the funds provided by cash flow from operations. To meet unexpected demands, lines of credit are maintained with the FHLB, the Federal Reserve Bank, and other correspondent banks. The sale of investment securities and loans held for sale also serves as a source of funds.

Our primary sources of liquidity are derived from financing activities, which include customer and broker deposits, federal funds facilities, and borrowings from the FHLB and the FRB Discount Window. These funding sources are augmented by payments of principal and interest on loans, proceeds from sale of loans, pay down of investment securities, and the liquidation or sale of securities from our available for sale portfolio. Primary uses of funds include withdrawal of and interest payments on deposits, originations of loans, purchases of investment securities, payment of operating expenses, share repurchases, and payment of dividends.

Net cash inflows from operating activities totaled $485.5 million, $324.2 million, and $165.9 million during 2022, 2021 and 2020, respectively. Net cash inflows from operating activities for 2022 were primarily attributable to proceeds from sales of loans held for sale and net income partially offset by originations of loans held for sale.

Net cash outflows from investing activities totaled $1.47 billion, $993.0 million, and $1.83 billion during 2022, 2021 and 2020, respectively. Net cash outflows from investing activities during 2022 were primarily from net increase in loans receivable, purchases of investment securities available for sale and investment securities held to maturity, and purchase of loans receivable. These outflows were partially offset by proceeds received for investment securities available for sale and investment securities held to maturity that were paid down during the year, and proceeds from sales of other loans.

Net cash inflows from financing activities totaled $1.18 billion, $634.5 million, and $1.32 billion during 2022, 2021 and 2020, respectively. Net cash inflows from financing activities for 2022 was primarily attributable to an increase in deposits, proceeds from FHLB advances, and proceeds from FRB borrowings. These inflows were partially offset by the repayment of FHLB advances, the repayment of FRB borrowings, dividends paid on common stock, and purchase of treasury stock.

When we have more funds than required for our reserve requirements or short-term liquidity needs, we sell federal funds to other financial institutions. Conversely, when we have less funds than required, we may purchase federal funds or borrow funds from the FHLB or the FRB's Discount Window. As of December 31, 2022, the maximum amount that we were able to borrow on an overnight basis from the FHLB and the FRB was an aggregate of $5.26 billion, and we had $600.0 million in borrowings from the FHLB and $265.0 million borrowings outstanding from the FRB. The FHLB System functions as a line of credit facility for qualifying financial institutions. As a member, we are required to own capital stock in the FHLB and may apply for advances from the FHLB by pledging qualifying loans and certain securities as collateral for these advances.

At times we maintain a portion of our liquid assets in interest bearing cash deposits with other banks, overnight federal funds sold to other banks, and in investment securities available for sale that are not pledged. Our liquid assets consist of cash and cash equivalents, interest bearing cash deposits with other banks, liquid investment securities available for sale, and loan repayments within 30 days. Liquid assets totaled $2.19 billion and $2.57 billion at December 31, 2022 and 2021, respectively. Cash and cash equivalents totaled $506.8 million at December 31, 2022 compared to $316.3 million at December 31, 2021.

Because our primary sources and uses of funds are deposits and loans, the relationship between gross loans and total deposits provides one measure of our liquidity. Typically, the closer the ratio of loans to deposits is to, or the more it exceeds 100%, the more we rely on borrowings and other sources to provide liquidity. Alternative sources of funds such as FHLB advances and FRB borrowings, brokered deposits, and other collateralized borrowings that provide liquidity as needed from diverse liability sources are an important part of our asset/liability management strategy. Our average gross loans to average deposits ratio was 96%, 91% and 93% for years ended 2022, 2021 and 2020.

We believe our liquidity sources to be stable and adequate to meet our day-to-day cash flow requirements. At December 31, 2022, management was not aware of any demands, commitments, trends, events, or uncertainties that will or are reasonably likely to have a material or adverse effect on our liquidity position. As of December 31, 2022, we are not aware of any material commitments for capital expenditures in the foreseeable future.

Off-Balance-Sheet Activities and Contractual Obligations

The Bank routinely engages in activities that involve, to varying degrees, elements of risk that are not reflected, in whole or in part, in the Consolidated Financial Statements. These activities are part of our normal course of business and include traditional off-balance-sheet credit-related financial instruments, interest rate swap contracts, operating leases, and interest commitments on our liabilities.

Traditional off-balance-sheet credit-related financial instruments are primarily commitments to extend credit and standby letters of credit. These activities may require us to make cash payments to third parties in the event specified future events occur. The contractual amounts represent the extent of our exposure in these off-balance-sheet activities. However, since certain off-balance-sheet commitments, particularly standby letters of credit, are expected to expire or be only partially used, the total amount of commitments does not necessarily represent future cash requirements. These activities are necessary to meet the financing needs of our customers.

We do not anticipate that our current off-balance-sheet activities will have a material impact on our future results of operations or financial condition. Further information regarding risks from our off-balance-sheet financial instruments can be found in Note 14 of the Notes to Consolidated Financial Statements and in Item 7A. - "Quantitative and Qualitative Disclosures about Market Risk."

We also commit to fund certain affordable housing partnership investments in the future. Funded commitments are presented as investments in affordable housing partnerships in the Consolidated Financial Statements while unfunded commitments are presented as commitments to fund investment in affordable housing partnerships.

The following table summarizes our contractual obligations and commitments to make future payments as of December 31, 2022. Payments shown for time deposits, FHLB advances, convertible notes, and subordinated debenture include interest obligation to their respective repricing dates:

	Payments Due By Period				
	Less than 1 year	1-3 years	3-5 years	Over 5 years	Total
	(Dollars in thousands)				
Contractual Obligations and Commitments					
Time deposits	$ 5,079,912	$ 16,050	$ 1,058	$ —	$ 5,097,020
FHLB and FRB borrowings	865,427	—	—	—	865,427
Convertible notes	219,109	—	—	—	219,109
Subordinated debentures [1]	127,680	—	—	—	127,680
Commitments to fund investments in affordable housing partnerships	9,257	670	477	1,388	11,792
Unused credit extensions	1,755,567	628,705	435,880	36,111	2,856,263
Standby letters of credit	116,879	15,338	321	—	132,538
Other commercial letters of credit	20,850	1,526	—	—	22,376
Total	$ 8,194,681	$ 662,289	$ 437,736	$ 37,499	$ 9,332,205

_____

(1) Interest for variable rate subordinated debentures were calculated using interest rates at December 31, 2022.

Item 7A.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The objective of our asset and liability management activities is to maximize our earnings while maintaining adequate liquidity and an exposure to interest rate risk deemed by management to be acceptable by adjusting the type and mix of assets and liabilities to seek to effectively address changing conditions and risks. Through overall management of our balance sheet and by seeking to manage various risks, we seek to optimize our financial returns within safe and sound parameters. Our operating strategies for attaining this objective include managing net interest margin through appropriate risk/return pricing of assets and liabilities and emphasizing growth in retail deposits, as a percentage of interest bearing liabilities, to reduce our cost of funds. We also seek to improve earnings by controlling noninterest expense and enhancing noninterest income. We also use various methods to protect against our exposure to interest rate fluctuations with the objective of reducing the effects fluctuations might have on associated cash flows or values. Finally, we perform internal analysis to measure, evaluate, and monitor risk.

Interest Rate Risk

Interest rate risk is the most significant market risk impacting us. Interest rate risk occurs when interest rate sensitive assets and liabilities do not reprice simultaneously and in equal volumes. A key objective of asset and liability management is to manage interest rate risk associated with changing asset and liability cash flows, values of our assets and liabilities, and market interest rate movements. The management of interest rate risk is governed by policies reviewed and approved annually by the Board of Directors. Our Board delegates responsibility for interest rate risk management to the Board Risk Committee and to the Asset and Liability Management Committee ("ALM"), which is composed of the Bank's senior executives and other designated officers.

The fundamental objective of our ALM is to manage our exposure to interest rate fluctuations while maintaining adequate levels of liquidity and capital. The ALM meets regularly to monitor interest rate risk, the sensitivity of our assets and liabilities to interest rate changes, the book and market values of our assets and liabilities, and our investment activities. It also directs changes in the composition of our assets and liabilities. Our strategy has been to reduce the sensitivity of our earnings to interest rate fluctuations by more closely matching the effective maturities or repricing characteristics of our assets and liabilities. Certain assets and liabilities, however, may react in different degrees to changes in market interest rates. Furthermore, interest rates on certain types of assets and liabilities may fluctuate prior to changes in market interest rates, while interest rates on other types of assets and liabilities may lag behind changes in market interest rates. We consider the anticipated effects of these factors when implementing our interest rate risk management objectives.

Derivative Activity

As part of our asset and liability management strategy, we may enter into derivative financial instruments, such as interest rate swaps, risk participation agreements, foreign exchange contracts, caps, floors, collars, interest rate lock commitments, and forward sales commitments, with the overall goal of minimizing the impact of interest rate fluctuations on our net interest margin. Interest rate swaps involve the exchange of fixed-rate and variable-rate interest payment obligations without the exchange of the underlying notional amounts.

Our monitoring activities related to managing interest rate risk include both interest rate sensitivity "gap" analysis and the use of a simulation model. While traditional gap analysis provides a simple picture of the interest rate risk embedded in the statement of financial condition, it provides only a static view of interest rate sensitivity at a specific point in time and does not measure the potential volatility in forecasted results relating to changes in market interest rates over time. Accordingly, we combine the use of gap analysis with the use of a simulation model, which provides a dynamic assessment of interest rate sensitivity.

The interest rate sensitivity gap is defined as the difference between the amount of interest earning assets anticipated to reprice within a specific time period and the amount of interest bearing liabilities anticipated to reprice within that same time period. A gap is considered positive when the amount of interest rate sensitive assets repricing within a specific time period exceeds the amount of interest bearing liabilities repricing within that same time period. A positive cumulative gap suggests that earnings will increase when interest rates rise and decrease when interest rates fall. A negative cumulative gap suggests that earnings will increase when interest rates fall and decrease when interest rates rise.

The following table illustrates our combined asset and liability contractual repricing as of December 31, 2022:

	0 - 3 Months	Over 3 Months to 1 Year	Over 1 Year to 5 Years	Over 5 Years	Total
			(Dollars in thousands)		
Rate Sensitive Assets:					
Interest-bearing cash	$ 293,002	$ —	$ —	$ —	$ 293,002
Interest-bearing deposits in other financial institutions	735	—	—	—	735
Investment securities available for sale	149,247	—	126,876	1,696,006	1,972,129
Investment securities held to maturity	2,107	—	13,818	255,141	271,066
Equity investments	42,396	—	—	—	42,396
Loans outstanding[1]	7,254,524	975,635	6,279,573	943,053	15,452,785
Total rate sensitive assets	$ 7,742,011	$ 975,635	$ 6,420,267	$ 2,894,200	$ 18,032,113
Rate Sensitive Liabilities:					
Money market and NOW	$ 5,615,784	$ —	$ —	$ —	5,615,784
Savings deposits	170,324	55,375	57,765	—	283,464
Time deposits	1,166,952	3,806,071	17,037	—	4,990,060
FHLB and FRB borrowings	865,000	—	—	—	865,000
Convertible notes	—	217,148	—	—	217,148
Subordinated debentures	106,565	—	—	—	106,565
Total rate sensitive liabilities	$ 7,924,625	$ 4,078,594	$ 74,802	$ —	$ 12,078,021
Net Gap Position	$ (182,614)	$ (3,102,959)	$ 6,345,465	$ 2,894,200	
Cumulative Gap Position	$ (182,614)	$ (3,285,573)	$ 3,059,892	$ 5,954,092	

_____

(1) Includes nonaccrual loans of $49.7 million and loans held for sale of $49.2 million.

The simulation model discussed above provides our ALM with the ability to simulate our net interest income. In order to measure, at December 31, 2022, the sensitivity of our forecasted net interest income to changing interest rates, both rising and falling interest rate scenarios were projected and compared to base market interest rate forecasts. One application of our simulation model measures the impact of market interest rate changes on the net present value of estimated cash flows from our assets and liabilities, defined as our market value of equity. This analysis assesses the changes in market values of interest rate sensitive financial instruments that would occur in response to an instantaneous and sustained increase in market interest rates.

Our net interest income and market value of equity exposure related to these hypothetical changes in market interest rates are illustrated in the following table:

	December 31, 2022		December 31, 2021	
Simulated Rate Changes	Estimated Net Interest Income Sensitivity	Market Value Of Equity Volatility	Estimated Net Interest Income Sensitivity	Market Value Of Equity Volatility
+ 200 basis points	9.86 %	(6.01)%	6.95 %	0.84 %
+ 100 basis points	4.94 %	(2.57)%	3.52 %	1.55 %
- 100 basis points	(4.57)%	1.58 %	(2.62)%	(5.94)%
- 200 basis points	(9.25)%	1.42 %	(4.25)%	(15.71)%

The estimated sensitivity does not necessarily represent our forecast of future results and the estimated results may not be indicative of actual changes to our net interest income. These estimates are based upon a number of assumptions including: the nature and timing of interest rate levels including yield curve shape, prepayment on loans and securities, pricing strategies on loans and deposits, and replacement of asset and liability cash flows. While the assumptions used are based on current economic and local market conditions, there is no assurance as to the predictive nature of these conditions including how customer preferences or competitor influences may change. The ALCO, which oversees our interest rate risk management, has established the exposure limits for acceptable changes in net interest income and market value of equity related to these hypothetical changes in market interest rates. Given the limitations of the analysis, management believes that these hypothetical changes are considered tolerable and manageable as of December 31, 2022.

LIBOR Transition

The Company has financial instruments that are indexed to LIBOR including investment securities, loans, derivatives, subordinated debentures, and other financial contracts as of December 31, 2022. The Company's LIBOR committee has identified all financial instruments that are indexed to LIBOR and maturing after June 30, 2023. Since January 1, 2022, the Company has ceased to originate any LIBOR based financial instruments. The Company has limited LIBOR exposures subsequent to June 2023 and is on track to transition financial instruments indexed to LIBOR to an alternative index. The transition away from LIBOR is not expected to have a material impact on the Company's consolidated financial statements. For additional information about our associated risks, please refer to Item 1A, Risk Factors.

Item 8.   **FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA**

The following Consolidated Financial Statements of Hope Bancorp, together with the report of Crowe LLP begin on page F-1 of this Report and are incorporated herein by reference:

Report of Independent Registered Public Accounting Firm (PCAOB ID 173)

Consolidated Statements of Financial Condition as of December 31, 2022 and 2021

Consolidated Statements of Income for the Years Ended December 31, 2022, 2021 and 2020

Consolidated Statements of Comprehensive Income for the Years Ended December 31, 2022, 2021 and 2020

Consolidated Statements of Changes in Stockholders' Equity for the Years Ended December 31, 2022, 2021 and 2020

Consolidated Statements of Cash Flows for the Years Ended December 31, 2022, 2021 and 2020

Notes to Consolidated Financial Statements for the Years Ended December 31, 2022, 2021 and 2020

See "Item 15. Exhibits and Financial Statement Schedules" for exhibits filed as a part of this Report.

The supplementary data required by this Item (selected quarterly financial data) is provided in Note 23 "Quarterly Financial Data (unaudited)" in the Notes to the Consolidated Financial Statements.

Item 9.   **CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE**

None.

Item 9A.   CONTROLS AND PROCEDURES

a.   Evaluation of Disclosure Controls and Procedures

Disclosure controls and procedures are controls and procedures designed to ensure that information required to be disclosed by us in reports filed or submitted under the Securities Exchange Act of 1934, as amended (the "Exchange Act") is recorded, processed, summarized, and reported within the time periods specified in the rules and forms of the SEC, and that such information is accumulated and communicated to our management, including our Chairman, President, and Chief Executive Officer and our Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures.

In designing and evaluating disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

We conducted an evaluation under the supervision and with the participation of our management, including our Chairman, President, and Chief Executive Officer and our Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of December 31, 2022. Based upon that evaluation, our Chairman, President, and Chief Executive Officer and our Chief Financial Officer determined that our disclosure controls and procedures were effective as of December 31, 2022.

b.   Management's Annual Report on Internal Control Over Financial Reporting

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting for the Company as defined in Rule 13a-15(f) under the Exchange Act. This system, which our management has chosen to base on the framework set forth in the 2013 Internal Control-Integrated Framework, published by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"), is supervised by our Chairman, President, and Chief Executive Officer and Chief Financial Officer, and is effected by the Company's board of directors, management and other personnel, is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America.

The Company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and the directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, a system of internal control over financial reporting can provide only reasonable assurance and may not prevent or detect misstatements. Further, because of changes in conditions, effectiveness of internal controls over financial reporting may vary over time.

With the participation of our Chairman, President, and Chief Executive Officer and our Chief Financial Officer, and under the direction of our audit committee, our management has conducted an assessment of the effectiveness of the Company's system of internal control over financial reporting as of December 31, 2022 using the criteria set forth by COSO. Based on this assessment, our management believes that the Company's system of internal control over financial reporting was effective as of December 31, 2022.

Our independent registered public accounting firm has issued an attestation report on our internal control over financial reporting which is included on page F-1 of this report.

c.   Changes in Internal Control Over Financial Reporting

Management has determined that there were no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) during the quarter ended December 31, 2022 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Report of Independent Registered Public Accounting Firm

Our independent registered public accounting firm has issued an audit report on our internal control over financial reporting which is included on page F-1 of this report.

Item 9B. OTHER INFORMATION

Our Board periodically reviews the Company's governance documents, including the Company's bylaws, as amended and restated on July 25, 2019. Effective as of February 24, 2023, the Company amended and restated its bylaws to revise and clarify certain procedural and disclosure requirements for the Company's stockholders proposing business or director nominations for consideration at the Company's annual or special meetings of stockholders, including to provide an orderly process in consideration of the SEC Rule 14a-19 (the "universal proxy card" rules). The amended and restated bylaws also now include a forum selection provision requiring that claims arising under the Securities Act of 1933, as amended, be brought in federal court as the sole forum for stockholders to litigate these claims. Certain other technical and conforming revisions and clarifications were also made to the amended and restated bylaws.

A summary of the changes that were made in the amended and restated bylaws with regard to the universal proxy card rules are as follows:

- Clarify that the Company's currently existing 100-120 day advance notice provision applies to the request for inclusion of a director nominee pursuant to Rule 14a-19;

- Require a stockholder to provide a written representation to the Company confirming that the stockholder will comply with Rule 14a-19;

- Require a stockholder to demonstrate that it has complied with Rule 14a-19;

- Allow the chair of a meeting to determine compliance with Rule 14a-19 and disregard nominations not submitted in compliance;

- Require the stockholder to use a proxy card, other than white, which is the color reserved exclusively for board nominated nominees;

- Require a stockholder's director nominees to consent to being named in the Company's proxy statement and proxy card;

- Clarify that all requirements also apply to special meetings called for the purpose of electing directors, in addition to annual meetings;

- Require stockholder director nominees to complete a Director & Officer questionnaire or provide other information required by the Company; and

- Require stockholder nominees to indicate whether they have filed or intend to file a notice of change of control with the Company's regulators or any other change of control relating to another financial institution.

The foregoing summary is qualified in its entirety by reference to the bylaws of the Company, as amended and restated on February 24, 2023, a copy of which is attached hereto as Exhibit 3.2.

Item 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

None.

PART III

Item 10.   DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by this Item with respect to the Company's directors and executive officers, Delinquent Section 16(a) Reports, the Company's Code of Ethics and Business Conduct, director nomination procedures, the Audit Committee and the audit committee financial expert will be filed in Hope Bancorp's definitive Proxy Statement for its 2023 Annual Meeting of Stockholders (the "2023 Proxy Statement"), which will be filed with the SEC not later than 120 days after December 31, 2022.

Item 11.   EXECUTIVE COMPENSATION

The information required by this Item with respect to director and executive compensation, "Compensation Committee Interlocks and Insider Participation" and "Compensation Committee Report" will be filed in Hope Bancorp's 2023 Proxy Statement which will be filed with the SEC not later than 120 days after December 31, 2022.

Item 12.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.

The information required by this Item with respect to security ownership of certain beneficial owners and management will be filed in Hope Bancorp's 2023 Proxy Statement which will be filed with the SEC not later than 120 days after December 31, 2022.

The following table summarizes our equity compensation plans as of December 31, 2022:

Securities Authorized for Issuance Under Equity Compensation Plans

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans excluding securities reflected in Column (a) (c)
Equity compensation plans approved by security holders	649,367	$ 16.63	1,443,000
Equity compensation plans not approved by security holders	—	—	—
Total	649,367	$ 16.63	1,443,000

Item 13.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this Item with respect to certain relationships and related transactions and director independence will be filed in Hope Bancorp's 2023 Proxy Statement which will be filed with the SEC not later than 120 days after December 31, 2022.

Item 14.   PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this Item with respect to principal accountant fees and services will be filed in Hope Bancorp's 2023 Proxy Statement which will be filed with the SEC not later than 120 days after December 31, 2022.

Item 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)(1) **Financial Statements**: The financial statements listed under Part II-Item 8. "Financial Statements and Supplementary Data" are filed as part of this Annual Report on Form 10-K.

(a)(2) **Financial Statement Schedules**: All financial statement schedules have been omitted since the required information is either not applicable or not required, or has been included in the Financial Statements and related notes.

(a)(3) **List of Exhibits**

Number	Description
3.1	Amended and Restated Certificate of Incorporation of Hope Bancorp, Inc.+
3.2	Amended and Restated Bylaws of Hope Bancorp, Inc.+
4.1	Junior Subordinated Indenture, dated June 5, 2003, by and between the Nara Bancorp, Inc. as Issuer and The Bank of New York as Trustee (incorporated herein by reference to the Current Report on Form 8-K/A, Exhibit 99.2, filed with the SEC on May 2, 2008)
4.2	Indenture, dated December 17, 2003, by and between Nara Bancorp, Inc. as Issuer and U.S. Bank National Association as Trustee (incorporated herein by reference to the Current Report on Form 8-K/A, Exhibit 99.5, filed with the SEC on May 2, 2008)
4.3	Indenture, dated December 22, 2003, between Nara Bancorp, Inc. as Issuer and Wells Fargo Bank, National Association as Trustee (incorporated herein by reference to the Current Report on Form 8-K/A, Exhibit 99.8, filed with the SEC on May 2, 2008)
4.4	Indenture, dated March 22, 2007, by and between Nara Bancorp, Inc. and Wilmington Trust Company (incorporated herein by reference to the Current Report on Form 8-K, Exhibit 4.2, filed with the SEC on March 29, 2007)
4.5	Indenture, dated as of December 30, 2003, between Center Financial Corporation and Wells Fargo Bank, National Association (incorporated herein by reference to Center Financial's Annual Report on Form 10-K, Exhibit 10.4, for the year ended December 31, 2003, filed with the SEC on March 30, 2004)
4.6	Indenture, dated as of March 17, 2005, between Wilshire Bancorp, Inc. and Wilmington Trust Company (incorporated herein by reference to Wilshire Bancorp's Annual Report on Form 10-K, Exhibit 4.6, for the year ended December 31, 2006, filed with the SEC on March 16, 2007)
4.7	Indenture, dated as of September 15, 2005, between Wilshire Bancorp, Inc. and Wilmington Trust Company (incorporated herein by reference to Wilshire Bancorp's Annual Report on Form 10-K, Exhibit 4.9, for the year ended December 31, 2006, filed with the SEC on March 16, 2007)
4.8	Indenture, dated as of July 10, 2007, between Wilshire Bancorp, Inc. and LaSalle Bank National Association (incorporated herein by reference to Wilshire Bancorp's Quarterly Report on Form 10-Q, Exhibit 4.12, for the quarter ended September 30, 2007, filed with the SEC on November 9, 2007)
4.9	Indenture, dated as of March 30, 2007 between Saehan Bancorp, Inc. and Wilmington Trust Company (incorporated herein by reference to Wilshire Bancorp's Annual Report on Form 10-K, Exhibit 4.11, for the year ended December 31, 2013, filed with the SEC on March 14, 2014)
4.10	Indenture dated May 11, 2018, by and between Hope Bancorp, Inc. and U.S. Bank National Association (incorporated herein by reference to the Current Report on Form 8-K, Exhibit 4.1, filed with the SEC on May 11, 2018)
4.11	Description of Securities Registered Under Section 12 of the Exchange Act (incorporated herein by reference to the Annual Report on Form 10-K, Exhibit 4.11, for the year ended December 31, 2021, filed with the SEC on February 28, 2022)

Number	Description

10.1   Wilshire State Bank Directors' Survivor Income Plan, dated July 30, 2003, as amended on September 26, 2012 (incorporated herein by reference to Wilshire Bancorp's Annual Report on Form 10-K, Exhibit 10.13, for the year ended December 31, 2012, filed with the SEC on March 14, 2013)*

10.2   Wilshire State Bank Executive Survivor Income Plan, dated July 30, 2003, as amended on September 26, 2012 (incorporated herein by reference to Wilshire Bancorp's Annual Report on Form 10-K, Exhibit 10.14, for the year ended December 31, 2012, filed with the SEC on March 14, 2013)*

10.3   Wilshire State Bank Directors' Survivor Income Plan, dated July 1, 2005, as amended on September 26, 2012 (incorporated herein by reference to Wilshire Bancorp's Annual Report on Form 10-K, Exhibit 10.15, for the year ended December 31, 2012, filed with the SEC on March 14, 2013)*

10.4   Wilshire State Bank Executive Survivor Income Plan, dated July 1, 2005, as amended on September 26, 2012 (incorporated herein by reference to Wilshire Bancorp's Annual Report on Form 10-K, Exhibit 10.16, for the year ended December 31, 2012, filed with the SEC on March 14, 2013)*

10.5   Amended and Restated BBCN Bancorp, Inc. 2007 Equity Incentive Plan (incorporated herein by reference to BBCN Bancorp's Quarterly Report on Form 10-Q, Exhibit 10.1, for the quarter ended March 31, 2015, filed with the SEC on May 11, 2015)*

10.6   Form of Incentive Stock Option Agreement under the 2007 Incentive Compensation Plan*+

10.7   Form of Non-qualified Stock Option Agreement under the 2007 Incentive Compensation Plan*+

10.8   BBCN Bancorp, Inc. 2016 Incentive Compensation Plan (incorporated herein by reference to the Registration Statement on Form S-8, Exhibit 4.1, filed with the SEC on May 7, 2021)*

10.9   Form of Incentive Stock Option Agreement under the 2016 Incentive Compensation Plan (incorporated herein by reference to the Registration Statement on Form S-8, Exhibit 10.1, filed with the SEC on May 7, 2021)*

10.10   Form of Non-qualified Stock Option Agreement under the 2016 Incentive Compensation Plan (incorporated herein by reference to the Registration Statement on Form S-8, Exhibit 10.2, filed with the SEC on May 7, 2021)*

10.11   Form of Restricted Stock Unit Agreement under the 2016 Incentive Compensation Plan (incorporated herein by reference to the Registration Statement on Form S-8, Exhibit 10.3, filed with the SEC on May 7, 2021)*

10.12   Form of Performance-Based Restricted Stock Unit Agreement under the 2016 Incentive Compensation Plan (incorporated herein by reference to the Registration Statement on Form S-8, Exhibit 10.4, filed with the SEC on May 7, 2021)*

10.13   Hope Bancorp, Inc. 2019 Incentive Compensation Plan (incorporated herein by reference to the Definitive Proxy Statement on Schedule 14A, Annex A, filed with the SEC on April 30, 2019)*

10.14   Form of Restricted Stock Unit Agreement under the 2019 Incentive Compensation Plan (incorporated herein by reference to the Registration Statement on Form S-8, Exhibit 10.5, filed with the SEC on May 7, 2021)*

10.15   Form of Performance-Based Restricted Stock Unit Agreement under the 2019 Incentive Compensation Plan (incorporated herein by reference to the Registration Statement on Form S-8, Exhibit 10.6, filed with the SEC on May 7, 2021)*

10.16   Affiliate Agreement between Hope Bancorp, Inc. and Bank of Hope (incorporated herein by reference to the Annual Report on Form 10-K, Exhibit 10.10, for the year ended December 31, 2019, filed with the SEC on February 26, 2020)*

10.17   Tax Sharing Agreement among Hope Bancorp, Inc and Bank of Hope (incorporated herein by reference to the Annual Report on Form 10-K, Exhibit 10.11, for the year ended December 31, 2019, filed with the SEC on February 26, 2020)*

Number	Description

10.18   Fourth Amended and Restated Employment Agreement, dated April 22, 2022, by and between Hope Bancorp, Inc., Bank of Hope and Kevin S. Kim (incorporated herein by reference to the Quarterly Report on Form 10-Q, Exhibit 10.1, for the quarter ended March 31, 2022, filed with the SEC on May 9, 2022)*

10.19   Separation and Release Agreement, dated January 5, 2023, by and between Hope Bancorp, Inc., Bank of Hope and Alex Ko (incorporated herein by reference to the Current Report on Form 8-K, Exhibit 10.1, filed with the SEC on January 6, 2023)*

10.20   Consulting Agreement, dated January 5, 2023, by and between Hope Bancorp, Inc., Bank of Hope and Alex Ko (incorporated herein by reference to the Current Report on Form 8-K, Exhibit 10.2, filed with the SEC on January 6, 2023)*

14.1   Director Code of Ethics and Business Conduct+

14.2   Code of Ethics and Business Conduct+

21.1   Subsidiaries of the Registrant+

23.1   Consent of Crowe LLP+

31.1   Certification of Chief Executive Officer pursuant to section 302 of Sarbanes-Oxley of 2002+

31.2   Certification of Chief Financial Officer pursuant to section 302 of Sarbanes-Oxley of 2002+

32.1   Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002++

32.2   Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002++

101.INS   Inline XBRL Instance Document - The instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document+

101.SCH   Inline XBRL Taxonomy Extension Schema Document+

101.CAL   Inline XBRL Taxonomy Extension Calculation Linkbase Document+

101.DEF   Inline XBRL Taxonomy Extension Definition Linkbase Document+

101.LAB   Inline XBRL Taxonomy Extension Label Linkbase Document+

101.PRE   Inline XBRL Taxonomy Extension Presentation Linkbase Document+

104   Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

---

*   Management contract, compensatory plan, or arrangement
\+   Filed herewith
++   Furnished herewith

Item 16.   FORM 10-K SUMMARY

None

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HOPE BANCORP, INC.

Date: February 28, 2023

/s/ Kevin S. Kim

Kevin S. Kim
Chairman, President, and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant in the capacities and on the dates indicated.

Signature/Name	Title	Date
By: /s/ KEVIN S. KIM Kevin S. Kim	Chairman, President, and Chief Executive Officer (Principal Executive Officer)	February 28, 2023
By: /s/ DAVID P. MALONE David P. Malone	Interim Chief Financial Officer & Director (Principal Financial and Accounting Officer)	February 28, 2023
By: /s/ DONALD D. BYUN Donald D. Byun	Director	February 28, 2023
By: /s/ JINHO DOO Jinho Doo	Director	February 28, 2023
By: /s/ DAISY Y. HA Daisy Y. Ha	Director	February 28, 2023
By: /s/ JOON KYUNG KIM Joon Kyung Kim	Director	February 28, 2023
By: /s/ STEVEN S. KOH Steven S. Koh	Director	February 28, 2023
By: /s/ WILLIAM J. LEWIS William J. Lewis	Director	February 28, 2023
By: /s/ LISA K. PAI Lisa K. Pai	Director	February 28, 2023
By: /s/ MARY E. THIGPEN Mary E. Thigpen	Director	February 28, 2023
By: /s/ SCOTT YOON-SUK WHANG Scott Yoon-Suk Whang	Director	February 28, 2023
By: /s/ DALE S. ZUEHLS Dale S. Zuehls	Director	February 28, 2023

[THIS PAGE INTENTIONALLY LEFT BLANK]

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Stockholders and the Board of Directors of Hope Bancorp, Inc.
Los Angeles, California

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial condition of Hope Bancorp, Inc. (the "Company") as of December 31, 2022 and 2021, the related consolidated statements of income, comprehensive income, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2022, and the related notes (collectively referred to as the "financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework: (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO").

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2022 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework: (2013) issued by COSO.

Basis for Opinions

The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's financial statements and an opinion on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the financial statements included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Allowance and Provision for Credit Losses – Loans Carried at Amortized Cost

Refer to Notes 1 and 4 to the Consolidated Financial Statements

The Company accounts for credit losses under Financial Accounting Standards Board Accounting Standards Codification No. 326, Financial Instruments – Credit Losses, which requires the Company to estimate expected credit losses for its financial assets carried at amortized cost utilizing the current expected credit loss ("CECL") methodology.

The allowance for credit losses ("ACL") under the CECL methodology was a significant estimate recorded within the Company's financial statements with a reported balance of $162.4 million as of December 31, 2022; $158.5 million, or approximately 98% of the ACL was estimated on a collective basis utilizing reasonable and supportable forecasts, current conditions, and historical loss experience. The Company utilized models to estimate probability of default ("PD") and loss given default ("LGD") rates to estimate the estimated loss of its largest loan portfolio segment – commercial real estate ("CRE") loans. The modeled ACL represented a significant component of this portion of the Company's ACL estimate.

The principal consideration for our determination that auditing the CRE-modeled component of the ACL estimate is a critical audit matter is due to the level of audit effort required for certain aspects of the modeling process. The Company's CECL modeling process is multifaceted and involves a significant amount of effort and management judgment, which in turn involved our especially complex and subjective judgment.

A number of management judgments and assumptions are required during the modeling process for CRE loans assessed on a collective basis, such as the selection of economic forecast scenarios to adjust PD and LGD rates. Management's identification and analysis of these judgments and assumptions requires significant judgment, which in turn involved especially complex and subjective auditor judgment when evaluating such judgments and assumptions.

To address these matters, we tested the design and operating effectiveness of the Company's controls related to management judgments and assumptions within the modeling process including, but not limited to:

- Management's model validation, conducted by the Company's Model Risk Management Department, which includes an evaluation of the reasonableness and sensitivity of significant management judgments and assumptions

- Management's review of the reasonableness and sensitivity of significant judgments and assumptions

- Management's review of the directional consistency of judgments and assumptions with modeled or estimate results

Our principal substantive audit procedures related to the management judgments and assumptions included, but were not limited to:

- Evaluation of the sensitivity of significant judgments and assumptions

- Evaluation of the reasonableness of management's judgments and assumptions within the Company's ACL methodology and framework

/s/ Crowe LLP

Crowe LLP

We have served as the Company's auditor since 2017.

Los Angeles, California

February 28, 2023

HOPE BANCORP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2022 AND 2021

	December 31,	
	2022	**2021**
ASSETS	**(Dollars in thousands, except share data)**	
Cash and cash equivalents:		
Cash and due from banks	$ 213,774	$ 271,319
Interest bearing cash in other banks	293,002	44,947
Total cash and cash equivalents	506,776	316,266
Interest bearing deposits in other financial institutions	735	12,851
Investment securities available for sale, at fair value	1,972,129	2,666,275
Investment securities held to maturity, at amortized cost; fair value of $258,407 and $0 at December 31, 2022 and December 31, 2021, respectively	271,066	—
Equity investments	42,396	57,860
Loans held for sale, at the lower of cost or fair value	49,245	99,049
Loans receivable, net of allowance for credit losses of $162,359 and $140,550 at December 31, 2022 and December 31, 2021, respectively	15,241,181	13,812,193
Other real estate owned ("OREO"), net	2,418	2,597
Federal Home Loan Bank ("FHLB") stock, at cost	18,630	17,250
Premises and equipment, net	46,859	45,667
Accrued interest receivable	55,460	41,842
Deferred tax assets, net	150,409	49,719
Customers' liabilities on acceptances	818	1,521
Bank owned life insurance ("BOLI")	77,078	77,081
Investments in affordable housing partnerships	47,711	58,387
Operating lease right-of-use assets, net	55,034	52,701
Goodwill	464,450	464,450
Core deposit intangible assets, net	5,726	7,671
Servicing assets, net	11,628	10,418
Other assets	144,742	95,263
Total assets	$ 19,164,491	$ 17,889,061

See accompanying notes to consolidated financial statements.

HOPE BANCORP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION (continued)
DECEMBER 31, 2022 AND 2021

	December 31,	
	2022	2021
LIABILITIES AND STOCKHOLDERS' EQUITY	(Dollars in thousands, except share data)	
LIABILITIES:		
Deposits:		
Noninterest bearing	$ 4,849,493	$ 5,751,870
Interest bearing:		
Money market and NOW accounts	5,615,784	6,178,850
Savings deposits	283,464	321,377
Time deposits	4,990,060	2,788,353
Total deposits	15,738,801	15,040,450
FHLB and FRB borrowings	865,000	300,000
Convertible notes, net	217,148	216,209
Subordinated debentures, net	106,565	105,354
Accrued interest payable	26,668	4,272
Acceptances outstanding	818	1,521
Operating lease liabilities	59,088	57,303
Commitments to fund investments in affordable housing partnerships	11,792	9,514
Other liabilities	119,283	61,455
Total liabilities	$ 17,145,163	$ 15,796,078
Commitments and contingent liabilities (Note 14)		
STOCKHOLDERS' EQUITY:		
Common stock, $0.001 par value; 150,000,000 authorized shares at December 31, 2022 and December 31, 2021; issued and outstanding 136,878,044 and 119,495,209 shares, respectively, at December 31, 2022, and issued and outstanding 136,350,301 and 120,006,452 shares, respectively, at December 31, 2021	$ 137	$ 136
Additional paid-in capital	1,431,003	1,421,698
Retained earnings	1,083,712	932,561
Treasury stock, at cost; 17,382,835 and 16,343,849 shares at December 31, 2022 and December 31, 2021, respectively	(264,667)	(250,000)
Accumulated other comprehensive loss, net	(230,857)	(11,412)
Total stockholders' equity	2,019,328	2,092,983
Total liabilities and stockholders' equity	$ 19,164,491	$ 17,889,061

See accompanying notes to consolidated financial statements

HOPE BANCORP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31, 2022, 2021, AND 2020

	Year Ended December 31,		
	2022	2021	2020
	(Dollars in thousands, except per share data)		
INTEREST INCOME:			
Interest and fees on loans	$ 660,732	$ 528,174	$ 554,967
Interest on investment securities	52,220	35,492	39,362
Interest on other investments	3,163	2,866	4,549
Total interest income	716,115	566,532	598,878
INTEREST EXPENSE:			
Interest on deposits	114,839	42,011	110,369
Interest on FHLB and FRB borrowings	11,525	2,561	6,865
Interest on other borrowings and convertible notes	11,330	9,190	14,146
Total interest expense	137,694	53,762	131,380
NET INTEREST INCOME BEFORE PROVISION (CREDIT) FOR CREDIT LOSSES	578,421	512,770	467,498
PROVISION (CREDIT) FOR CREDIT LOSSES	9,600	(12,200)	95,000
NET INTEREST INCOME AFTER PROVISION (CREDIT) FOR CREDIT LOSSES	568,821	524,970	372,498
NONINTEREST INCOME:			
Service fees on deposit accounts	8,938	7,275	12,443
International service fees	3,134	3,586	3,139
Loan servicing fees, net	3,588	3,367	2,809
Wire transfer fees	3,477	3,519	3,577
Swap fees	2,605	1,458	4,066
Net gains on sales of SBA loans	16,343	8,448	—
Net gains on sales of residential mortgage loans	882	4,435	8,004
Net losses on sales of other loans	193	—	—
Net gains on sales of securities available for sale	—	—	7,531
Other income and fees	12,237	11,506	11,863
Total noninterest income	51,397	43,594	53,432
NONINTEREST EXPENSE:			
Salaries and employee benefits	204,719	175,151	162,922
Occupancy	28,267	28,898	28,917
Furniture and equipment	19,434	18,079	17,548
Advertising and marketing	7,470	8,707	6,284
Data processing and communications	10,683	10,331	9,344
Professional fees	6,314	12,168	8,170
Investments in affordable housing partnership expenses	8,742	11,067	13,146
FDIC assessments	6,248	5,109	5,544
Credit related expenses	5,897	4,400	6,817
OREO expense, net	315	1,638	3,865
Software impairment	—	2,146	—
Earnings credit rebate	10,998	1,842	654
FHLB advance prepayment fee	—	—	3,584
Branch restructuring costs	—	—	2,367
Other	15,083	13,756	14,477
Total noninterest expense	324,170	293,292	283,639
INCOME BEFORE INCOME TAXES	296,048	275,272	142,291
INCOME TAX PROVISION	77,771	70,700	30,776
NET INCOME	$ 218,277	$ 204,572	$ 111,515
Basic earnings per common share	$ 1.82	$ 1.67	$ 0.90
Diluted earnings per common share	$ 1.81	$ 1.66	$ 0.90

See accompanying notes to consolidated financial statements

HOPE BANCORP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
YEARS ENDED DECEMBER 31, 2022, 2021, AND 2020

	Year Ended December 31,		
	2022	2021	2020
	(Dollars in thousands)		
Net income	$ 218,277	$ 204,572	$ 111,515
Other comprehensive (loss) income:			
Change in unrealized net holding (losses) gains on securities available for sale	(297,919)	(65,551)	41,562
Change in unrealized net holding losses on securities transferred from available for sale to held to maturity	(36,576)	—	—
Change in unrealized net holding gains (losses) on interest rate swaps used in cash flow hedges	23,062	2,893	(602)
Reclassification adjustments for net losses (gains) realized in net income	253	319	(7,583)
Tax effect	91,735	18,174	(9,773)
Other comprehensive (loss) income, net of tax	(219,445)	(44,165)	23,604
Total comprehensive (loss) income	$ (1,168)	$ 160,407	$ 135,119

See accompanying notes to consolidated financial statements

HOPE BANCORP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 2022, 2021, AND 2020

	Common stock		Additional paid-in capital	Retained earnings	Treasury stock	Accumulated other comprehensive income (loss), net	Total stockholders' equity
	Shares	Amount					
	(Dollars in thousands, except share and per share data)						
BALANCE, JANUARY 1, 2020	125,756,543	$ 136	$ 1,428,066	$ 762,480	$ (163,820)	$ 9,149	$ 2,036,011
CECL day 1 impact				(26,729)			(26,729)
CECL day 1 impact tax adjustment				7,856			7,856
Issuance of shares pursuant to various stock plans, net of forfeitures and tax withholding cancellations	224,355	—	—				—
Stock-based compensation			6,850				6,850
Cash dividends declared on common stock ($0.56 per share)				(69,182)			(69,182)
Comprehensive income:							
Net income				111,515			111,515
Other comprehensive gain						23,604	23,604
Repurchase of treasury stock	(2,716,034)				(36,180)		(36,180)
BALANCE, DECEMBER 31, 2020	123,264,864	$ 136	$ 1,434,916	$ 785,940	$ (200,000)	$ 32,753	$ 2,053,745
Adoption of ASU 2020-06			(21,420)	10,715			(10,705)
Adoption of ASU 2020-06 tax adjustment			3,160				3,160
Issuance of shares pursuant to various stock plans, net of forfeitures and tax withholding cancellations	423,856	—	—				—
Stock-based compensation			5,042				5,042
Cash dividends declared on common stock ($0.56 per share)				(68,666)			(68,666)
Comprehensive income:							
Net income				204,572			204,572
Other comprehensive loss						(44,165)	(44,165)
Repurchase of treasury stock	(3,682,268)				(50,000)		(50,000)
BALANCE, DECEMBER 31, 2021	120,006,452	$ 136	$ 1,421,698	$ 932,561	$ (250,000)	$ (11,412)	$ 2,092,983
Issuance of shares pursuant to various stock plans, net of forfeitures and tax withholding cancellations	527,743	1	530				531
Stock-based compensation			8,775				8,775
Cash dividends declared on common stock ($0.56 per share)				(67,126)			(67,126)
Comprehensive income:							
Net income				218,277			218,277
Other comprehensive loss						(219,445)	(219,445)
Repurchase of treasury stock	(1,038,986)				(14,667)		(14,667)
BALANCE, DECEMBER 31, 2022	119,495,209	$ 137	$ 1,431,003	$ 1,083,712	$ (264,667)	$ (230,857)	$ 2,019,328

See accompanying notes to consolidated financial statements.

HOPE BANCORP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2022, 2021, AND 2020

	Year Ended December 31,		
	2022	2021	2020
	(Dollars in thousands)		
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income	$ 218,277	$ 204,572	$ 111,515
Adjustments to reconcile net income to net cash from operating activities:			
Discount accretion, net of depreciation and amortization	20,087	26,000	12,244
Stock-based compensation expense	12,263	8,398	8,127
Provision (credit) for credit losses	9,600	(12,200)	95,000
Provision (credit) for unfunded loan commitments	250	(195)	660
Provision for accrued interest receivables on loans	1,107	846	1,000
Valuation adjustment of OREO	415	1,621	3,284
Write-down of right-of-use assets	—	—	1,751
Net gains on sales of loans	(17,418)	(12,883)	(8,004)
Net losses on sales of OREO	178	684	108
Net gains on sales and calls of securities available for sale	—	—	(7,531)
Net change in fair value of equity investments with readily determinable fair value	1,912	789	(488)
Losses on investments in affordable housing partnerships	10,374	10,774	12,863
Payment of FHLB prepayment fee	—	—	3,584
Software impairment	—	2,146	—
Net change in deferred income taxes	(8,955)	19,626	(17,998)
Proceeds from sales of loans held for sale	238,904	229,302	305,060
Originations of loans held for sale	(55,466)	(192,161)	(268,283)
Originations of servicing assets	(5,200)	(2,880)	(2,864)
Net change in accrued interest receivable	(17,248)	16,742	(28,658)
Net change in other assets	(3,519)	49,010	(59,228)
Net change in accrued interest payable	22,396	(10,434)	(19,104)
Net change in other liabilities	57,578	(15,546)	22,878
Net cash provided by operating activities	485,535	324,211	165,916
CASH FLOWS FROM INVESTING ACTIVITIES			
Purchase of interest bearing deposits in other financial institutions	—	(4,233)	(20,597)
Redemption of interest bearing deposits in other financial institutions	12,116	20,024	21,117
Investment securities available for sale:			
Purchase of securities	(212,496)	(1,159,057)	(1,273,369)
Proceeds from matured, called, or paid-down securities	324,706	694,715	565,362
Proceeds from sale of securities	—	—	168,069
Investment securities held to maturity:			
Purchase of securities	(41,583)	—	—
Proceeds from matured, called, or paid-down securities	11,638	—	—
Proceeds from sales of equity investments	20,603	1,277	201
Purchase of equity investments	(350)	—	(10,000)
Proceeds from sales of other loans held for sale previously classified as held for investment	160,805	335,888	1,294
Purchase of loans receivable	(56,266)	(214,988)	—
Net change in loans receivable	(1,680,144)	(671,581)	(1,273,988)
Proceeds from sales of OREO	524	15,220	2,458
Purchase of FHLB stock	(21,378)	—	(1,346)
Redemption of FHLB stock	19,998	—	3,503
Purchase of premises and equipment	(9,111)	(7,220)	(4,973)
Proceeds from BOLI death benefits	1,215	1,283	970
Investments in affordable housing partnerships	(3,903)	(4,368)	(13,333)
Net cash used in investing activities	(1,473,626)	(993,040)	(1,834,632)

	Year Ended December 31,		
	2022	2021	2020
	(Dollars in thousands)		
CASH FLOWS FROM FINANCING ACTIVITIES			
Net change in deposits	698,351	706,538	1,806,548
Proceeds from FHLB advances	23,750,885	2,319,000	1,360,000
Repayment of FHLB advances	(23,450,885)	(2,269,000)	(1,738,584)
Proceeds from FRB borrowings	16,548,000	—	—
Repayment of FRB borrowings	(16,283,000)	—	—
Purchase of treasury stock	(14,667)	(50,000)	(36,777)
Cash dividends paid on common stock	(67,126)	(68,666)	(69,182)
Taxes paid in net settlement of restricted stock	(3,488)	(3,356)	(1,277)
Issuance of additional stock pursuant to various stock plans	531	—	—
Net cash provided by financing activities	1,178,601	634,516	1,320,728
NET CHANGE IN CASH AND CASH EQUIVALENTS	190,510	(34,313)	(347,988)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	316,266	350,579	698,567
CASH AND CASH EQUIVALENTS, END OF PERIOD	$ 506,776	$ 316,266	$ 350,579
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION			
Interest paid	$ 113,148	$ 62,081	$ 144,234
Income taxes paid	$ 96,398	$ 42,201	$ 49,220
SUPPLEMENTAL DISCLOSURES OF NON-CASH ACTIVITIES			
Transfer from loans receivable to OREO	$ 938	$ —	$ 2,928
Transfer from loans receivable to loans held for sale	$ 311,535	$ 472,598	$ 1,243
Transfer from loans held for sale to loans receivable	$ 12,021	$ 19,625	$ 2,933
Transfer from investment securities available for sale to held to maturity, at fair value	$ 238,966	$ —	$ —
Lease liabilities arising from obtaining right-of-use assets	$ 16,977	$ 965	$ —

See accompanying notes to consolidated financial statements.

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations— Hope Bancorp, Inc. ("Hope Bancorp" on a parent-only basis and the "Company" on a consolidated basis), headquartered in Los Angeles, California, is the holding company for Bank of Hope (the "Bank"). The Bank has branches in California, New York, Illinois, Washington, Texas, New Jersey, Virginia, Alabama, and Georgia, as well as loan production offices in Atlanta, Houston, Dallas, Denver, Portland, Seattle, Tampa, Southern California, and Northern California. Hope Bancorp is a corporation organized under the laws of the state of Delaware and a bank holding company registered under the Bank Holding Company Act of 1956, as amended. The Bank is a California-chartered bank and its deposits are insured by the FDIC to the extent provided by law. The Company specializes in core business banking products for small and medium-sized businesses, with an emphasis in commercial real estate and business lending, SBA lending, and international trade financing.

Principles of Consolidation—The accounting and reporting policies of the Company are in accordance with accounting principles generally accepted in the United States of America and conform to practices within the banking industry. The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, principally the Bank. Intercompany transactions and balances are eliminated in consolidation.

Cash and Cash Equivalents—Cash and cash equivalents include cash and due from banks, interest-earning deposits, and federal funds sold, which have original maturities less than 90 days. The Company may be required to maintain reserve and clearing balances with the Federal Reserve Bank under the Federal Reserve Act. The reserve and clearing requirement balance was $0 at December 31, 2022 and 2021. Net cash flows are reported for customer loan and deposit transactions, investment transactions, federal funds purchased, deferred income taxes, and other assets and liabilities.

Interest-Bearing Deposits in Other Financial Institutions—Interest-bearing deposits in other financial institutions are comprised of the Company's investments in certificates of deposits that have original maturities greater than 90 days.

Investment Securities—Securities are classified and accounted for as follows:

(i)   Securities that the Company has the positive intent and ability to hold to maturity are classified as "held to maturity" and reported at amortized cost.

(ii) Securities are classified as "available for sale" when they might be sold before maturity and are reported at fair value. Unrealized holding gains and losses are reported as a separate component of stockholders' equity in accumulated other comprehensive income, net of taxes.

Accreted discounts and amortized premiums on securities are included in interest income using the interest method, and realized gains or losses related to sales of securities recorded on trade date and are calculated using the specific identification method, without anticipating prepayments, except for mortgage-backed securities where prepayments are expected.

The Company has made a policy election to exclude accrued interest from the amortized cost basis of debt securities and report accrued interest separately in accrued interest and other assets on the consolidated balance sheets. Investment securities available for sale and held to maturity are placed on non-accrual status when management no longer expects to receive all contractual amounts due, which is generally at 90 days past due. Accrued interest receivable is reversed against interest income when a security is placed on non-accrual status. Accordingly, the Company does not recognize an allowance for credit loss against accrued interest receivable.

Management may transfer investment securities classified as AFS to HTM when upon reassessment it is determined that the Company has both the positive intent and ability to hold these securities to maturity. The investment securities are transferred at fair value resulting in a premium or discount recorded on the transfer date. Unrealized gains or losses at the date of transfer continue to be reported as a separate component of accumulated other comprehensive income/loss, net ("AOCI"). The premium or discount and the unrealized gain or loss, net of tax, in AOCI will be amortized to interest income over the remaining life of the securities using the interest method. In 2022, the Company transferred $239.0 million in fair value of available for sale securities to held to maturity. There were no transfers in 2021.

Investment securities AFS are recorded at fair value, with unrealized gains and losses, net of tax, reported as a separate component of AOCI. For investment securities AFS in an unrealized loss position, the Company first assesses whether it intends to sell, or it is more-likely-than-not that it will be required to sell, the securities before recovery of the amortized cost basis. If either of these criteria is met, the securities' amortized cost basis is written down to fair value as a current period expense recorded on the consolidated statements of income and other comprehensive income. If either of the above criteria is not met, management evaluates whether the decline in fair value is the result of credit losses or other factors. In making this assessment, management may consider various factors including the extent to which fair value is less than amortized cost, performance of any underlying collateral and adverse conditions specifically related to the security, among other factors. If this assessment indicates that a credit loss exists, the present value of cash flows expected to be collected are compared to the amortized cost basis of the security and any excess is recorded as an allowance for credit losses, limited to the amount by which the fair value is less than the amortized cost basis. Any impairment not recorded through an allowance for credit losses is recognized in AOCI, net of tax, as a non-credit related impairment.

For allowance for credit losses on investment securities AFS and HTM, refer to the Allowance for Credit Losses on Securities Available for Sale and Allowance for Credit Losses on Securities Held to Maturity sections of Note 3 "Investment Securities" for details.

Equity Investments—Equity investments include mutual funds, correspondent bank stock, Community Development Financial Institutions Fund ("CDFI") investments, and Community Reinvestment Act ("CRA") investments. The Company's mutual funds are considered equity investments with readily determinable fair values and changes to fair value are recorded in other noninterest income. The Company's investment in correspondent bank stock, CDFI investments, and CRA investments are equity investments without readily determinable fair values. Equity investments without readily determinable fair values are measured at cost, less impairment, and are adjusted for observable price changes which is recorded in noninterest income.

Derivative Financial Instruments and Hedging Transactions—As part of the Company's asset and liability management strategy, the Company uses derivative financial instruments, such as interest rate swaps, risk participation agreements, foreign exchange contracts, collars, and caps and floors, with the overall goal of minimizing the impact of interest rate fluctuations on net interest margin. The Company's interest rate swaps and caps involve the exchange of fixed rate and variable rate interest payment obligations without the exchange of the underlying notional amounts and are therefore accounted for as stand-alone derivatives. Derivative instruments are included in other assets or accrued expenses and other liabilities on the Consolidated Balance Sheet at fair value. At the inception of the derivative contract, the Company designates the derivative as (1) a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability ("cash flow hedge"), or (2) an instrument with no hedging designation ("stand-alone derivative"). For a cash flow hedge, the gain or loss on the derivative is reported as a component of other comprehensive income and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. Changes in the fair value of derivatives that do not qualify for hedge accounting are reported currently in earnings, in noninterest income. Net cash settlements on derivatives that do not qualify for hedge accounting are reported in noninterest income. The related cash flows are recognized on the cash flows from operating activities section on the Consolidated Statement of Cash Flows. Residential mortgage loans funded with interest rate lock commitments and forward commitments for the future delivery of mortgage loans to third party investors, are both considered derivatives. The Company accounts for loan commitments related to the origination of mortgage loans that will be held-for-sale as derivatives at fair value on the balance sheet, with changes in fair value recorded in earnings in the period in which the changes occur. As part of the Company's overall risk management, the Company's Asset Liability Committee, which meets monthly, monitors and measures interest rate risk and the sensitivity of assets and liabilities to interest rate changes, including the impact of derivative transactions.

The Company formally documents all relationships between derivatives and hedged items, as well as the risk-management objective and strategy for undertaking various hedge transactions. This documentation includes linking cash flow hedges to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. The Company also formally assesses, both at the hedge's inception and on an ongoing basis, whether the derivative instruments that are used in hedging transactions are highly effective in offsetting changes in cash flows of the hedged items. The Company discontinues hedge accounting prospectively when it is determined that (1) the derivative is no longer effective in offsetting changes in the cash flows of the hedged item, (2) the derivative expires, is sold, or terminated, (3) the derivative instrument is de-designated as a hedge because the forecasted transaction is no longer probable of occurring, (4) a hedged firm commitment no longer meets the definition of a firm commitment, or (5) management otherwise determines that designation of the derivative as a hedging instrument is no longer appropriate. When hedge accounting is discontinued, subsequent changes in fair value of the derivative are recorded as noninterest income. When a fair value hedge is discontinued, the hedged asset or liability is no longer adjusted for changes in fair value and the existing basis adjustment is amortized or accreted over the remaining life of the asset or liability. When a cash flow hedge is discontinued but the hedged cash flows or forecasted transaction is still expected to occur, changes in value that were accumulated in other comprehensive income are amortized or accreted into earnings over the same periods which the hedged transactions will affect earnings.

The Company enters into interest rate collars which is an interest rate risk management tool that effectively creates a band within which the borrower's variable interest rate fluctuates, by combining an interest rate cap (or ceiling) with an interest rate floor. In order for the Company to hedge the Bank's fixed rate loan portfolio, the Company entered into interest rate collar derivatives as a protection should the Fed lower interest rates in the event of a recession or other economic changes. The interest rate collars are designated as cash flow hedges of floating interest receivables.

The Company enters into risk participation agreements with outside counterparties for interest rate swaps related to loans in which it is a participant. The risk participation agreements provide credit protection to the financial institution should the borrower fail to perform on its interest rate derivative contract. Risk participation agreements are credit derivatives not designated as hedges. Credit derivatives are not speculative and are not used to manage interest rate risk in assets or liabilities. Changes in the fair value in credit derivatives are recognized directly in earnings. The fee received, less the estimate of the loss for credit exposure, was recognized in earnings at the time of the transaction.

The Company enters into foreign exchange contracts to accommodate the business needs of its customers. For the foreign exchange contracts entered with its customers, the Company entered into offsetting foreign exchange contracts with third-party financial institutions to manage its exposure. The fair value of foreign exchange contracts is determined at each reporting period based on changes in the foreign exchange rates. These are over-the-counter contracts where quoted market prices are not readily available.

Loans Held for Sale—Small Business Administration ("SBA") and residential mortgage loans that the Company has the intent to sell prior to maturity have been designated as held for sale at origination and are recorded at the lower of cost or fair value, on an aggregate basis. Certain loans which were originated with the intent to hold to maturity are subsequently transferred to held for sale once there is an intent to sell the loan. A valuation allowance is established if the aggregate fair value of such loans is lower than their cost and charged to earnings. Gains or losses recognized upon the sale of loans are determined on a specific identification basis. Loan transfers are accounted for as sales when control over the loan has been surrendered. Control over such loans is deemed to be surrendered when (1) the assets have been isolated from the Company, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets and (3) the Company does not maintain control over the transferred assets through an agreement to repurchase them before their maturity.

Loans—Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the amount of unpaid principal, adjusted for net deferred fees and costs, premiums and discounts, purchase accounting fair value adjustments, and allowance for credit losses. Interest income is accrued on the unpaid principal balance. Nonrefundable loan origination fees and certain direct origination costs are deferred and recognized in interest income using the level-yield method over the life of the loan. Interest on loans is credited to income as earned and is accrued only if deemed collectible.

The loan portfolio consists of four segments: real estate, commercial business, residential mortgage, and consumer and other loans. Real estate loans are extended for the purchase and refinance of commercial real estate and are generally secured by first deeds of trust and are collateralized by residential or commercial properties. Commercial business loans are loans provided to businesses for various purposes such as for working capital, purchasing inventory, debt refinancing, business acquisitions, international trade finance activities, and other business related financing needs and also include warehouse lines of credit, syndicated loans, and SBA Paycheck Protection Program ("PPP") loans. Residential mortgage loans are extended for personal, family, or household use and are secured by a mortgage or deed of trust. Consumer and other loans consist of home equity, credit card, and other personal loans.

On January 1, 2020, the Company adopted ASU 2016-13, or CECL, using the modified retrospective method for all of its loans measured at amortized cost. With the adoption of CECL, the Company reassessed its loan portfolio segments and classes of loans receivable and made changes based on the new allowance for credit losses methodology. As a result, the Company now discloses residential mortgage loans as a separate segment and class of receivable. Trade finance loans, which were previously disclosed as a distinct segment and class of receivable, are now combined with commercial business loans. Prior period balances have been reclassified to conform with the current presentation.

Generally, loans are placed on nonaccrual status and the accrual of interest is discontinued if principal or interest payments become 90 days past due and/or management deems the collectability of the principal and/or interest to be in question. Loans to a customer whose financial condition has deteriorated are considered for nonaccrual status whether or not the loan is 90 days or more past due. Generally, payments received on nonaccrual loans are recorded as principal reductions. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Other loan fees and charges, representing service costs for the prepayment of loans, for delinquent payments, or for miscellaneous loan services, are recorded as income when collected.

The Company categorizes loans into risk categories based on relevant information about the ability of borrowers to service their debt, including, but not limited to, current financial information, historical payment experience, credit documentation, public information, and current economic trends. Homogeneous loans (i.e., home mortgage loans, home equity lines of credit, overdraft loans, express business loans, and automobile loans) are not risk rated and credit risk is analyzed largely by the number of days past due. This analysis is performed at least on a quarterly basis:

- Pass: Loans that meet a preponderance or more of the Company's underwriting criteria and that evidence an acceptable level of risk.

- Special Mention: Loans classified as special mention have a potential weakness that deserves management's close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the loan or of the institution's credit position at some future date.

- Substandard: Loans classified as substandard are inadequately protected by the current net worth and paying capacity of the borrower or by the collateral pledged, if any. Loans in this classification have a well-defined weakness or weaknesses that jeopardize the repayment of the debt. They are characterized by the distinct possibility that the institution will sustain some loss if the deficiencies are not corrected.

- Doubtful/Loss: Loans classified as doubtful have all the weaknesses inherent in those classified as substandard, with the added characteristic that the weaknesses make collection or repayment in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable.

Allowance for Credit Losses ("ACL")—The Company calculates its ACL by estimating expected credit losses on a collective basis for loans that share similar risk characteristics. Loans that do not share similar risk characteristics with other loans are evaluated for credit losses on an individual basis. The Company differentiates its loan segments based on shared risk characteristics for which allowance for credit losses is measured on a collective basis.

	Risk Characteristics
Real estate	Property type, location, owner occupied status
Commercial business	Delinquency status, risk rating, industry type
Residential mortgage	FICO score, LTV, delinquency status, maturity date, collateral value, location
Consumer and other	Historical losses

The Company uses a combination of a modeled and non-modeled approach that incorporates current and future economic conditions to estimate lifetime expected losses on a collective basis. The Company uses Probability of Default ("PD"), Loss Given Default ("LGD"), and Exposure at Default ("EAD") methodologies with quantitative factors and qualitative considerations in calculation of the allowance for credit losses for collectively assessed loans. The Company uses a reasonable and supportable period of 2 years at which point loss assumptions revert back to historical loss information by means of 1 year reversion period. For a discussion of the Company's former incurred loss allowance for loan losses methodology, please refer to the Company's Annual Report on Form 10-K for the year ended December 31, 2019.

The ACL for the Company's construction, credit card, and certain consumer loans is calculated based on a non-modeled approach utilizing historical loss rates to estimate losses. A non-modeled approach was chosen for these loans as fewer data points exist which could result in high levels of estimated loss volatility under a modeled approach. Materiality was another factor in using a non-modeled approach for these loans as in aggregate, non-modeled loans represented approximately 1% of the Company's total loan portfolio as of December 31, 2022.

The Economic Forecast Committee ("EFC") reviews multiple scenarios put together by an independent third party and chooses a single scenario that best aligns with management's expectation of future economic conditions. The forecast scenarios contain certain macroeconomic variables that are incorporated into the Company's modeling process, including GDP, unemployment rates, interest rates, and commercial real estate prices. As of December 31, 2022, the Company chose a forecast scenario that incorporated the latest projected economic assumptions. The allowance for credit losses at December 31, 2022 utilized the Moody's consensus scenario, as well as more specific information, including updated market data which reflects the economic conditions that align with management's view. In the prior year, the Company also utilized Moody's consensus scenario in its ACL calculation.

Additionally, in order to systematically quantify the credit risk impact of other trends and changes within the loan portfolio that may not be captured by the modeled and non-modeled approach, the Company utilizes qualitative adjustments to estimate total expected losses. The parameters for making adjustments are established under a Credit Risk Matrix that provides different possible scenarios for each of the factors below. The Credit Risk Matrix and the possible scenarios enable the Bank to qualitatively adjust the allowance for credit losses by as much as 25 basis points for each factor. This matrix considers the following seven factors, which are patterned after the guidelines provided under the Federal Financial Institutions Examination Council ("FFIEC") Interagency Policy Statement on the Allowance for Loan and Lease Losses, updated to reflect the application of the CECL methodology:

- Changes in lending policies and procedures, including underwriting standards and collection, charge-off, and recovery practices;

- Changes in the nature and volume of the loan portfolio;

- Changes in the experience, ability and depth of lending management and staff;

- Changes in the trends of the volume and severity of past due loans, classified loans, nonaccrual loans, troubled debt restructurings and other loan modifications;

- Changes in the quality of the loan review system and the degree of oversight by the Directors;

- The existence and effect of any concentrations of credit and changes in the level of such concentrations; and

- The effect of other external factors, such as competition, legal and regulatory requirements, and others that have an impact on the level of estimated losses in the Company's loan portfolio.

For loans which do not share similar risk characteristics such as nonaccrual and TDR loans above $1.0 million, the Company evaluates these loans on an individual basis in accordance with ASC 326. These nonaccrual and TDR loans are considered to have different risk profiles than performing loans and therefore are evaluated separately. The Company collectively assesses TDRs and nonaccrual loans with balances below $1.0 million along with the performing and accrual loans in order to reduce the operational burden of individually assessing small TDR and nonaccrual loans with immaterial balances. For individually assessed loans, the ACL is measured using either 1) the present value of future cash flows discounted at the loan's effective interest rate; 2) the loan's observable market price; or 3) the fair value of the collateral, if the loan is collateral dependent. For the collateral dependent loans, the Company obtains a new appraisal to determine the fair value of underlying loan collateral. The appraisals are based on an "as-is" valuation. To ensure that appraised values remain current, the Company either obtains updated appraisals every twelve months from a qualified independent appraiser or an internal evaluation of the collateral is performed by qualified personnel. If the third party market data indicates that the value of the collateral property has declined since the most recent valuation date, management adjusts the value of the property downward to reflect current market conditions. If the fair value of the collateral is less than the amortized balance of the loan, the Company recognizes an ACL with a corresponding charge to the provision for credit losses.

TDR loans are individually evaluated in accordance with ASC 310 and ASC 326. The concessions may be granted in various forms, including reduction in the stated interest rate, reduction in the amount of principal amortization, forgiveness of a portion of a loan balance or accrued interest, or extension of the maturity date. In order to determine whether a borrower is experiencing financial difficulty, an evaluation is performed on the probability that the borrower will be in payment default on their debt in the foreseeable future without the modification. This evaluation is performed under the Bank's internal underwriting policy.

TDR loans on accrual status are comprised of loans that were accruing at the time of restructuring and for which the Company anticipates full repayment of both principal and interest under the restructured terms. TDR loans that are on nonaccrual status can be returned to accrual status after a period of sustained performance, generally determined to be six months of timely payments as modified. Sustained performance includes the periods prior to the modification and if the prior performance met or exceeded the modified terms.

With the adoption of CECL, the Company elected not to consider accrued interest receivable in its estimates of expected credit losses because the Company writes off uncollectible accrued interest receivable in a timely manner. The Company considers writing off accrued interest amounts once the amounts become 90 days past due to be considered within a timely manner for all of its loan segments. The Company has elected to write off accrued interest receivables by reversing interest income.

The Coronavirus Aid, Relief, and Economic Security ("CARES") Act provides banks the option to temporarily suspend certain requirements under U.S. GAAP related to TDR accounting for a limited period of time to account for the effects of COVID-19 if (i) the loan modification is made between March 1, 2020 and the earlier of January 1, 2022 or 60 days after the end of the coronavirus emergency declaration and (ii) the applicable loan was not more than 30 days past due as of December 31, 2019. As such, all modified loans that met the criteria outlined within Section 4013 of the CARES Act were not classified as TDR loans unless the loans were TDR prior to the COVID-19 modification. The balance of active modified loans under the CARES Act and not subject to TDR accounting was $0 at December 31, 2022 and $22.8 million at December 31, 2021.

Purchase Credit Deteriorated ("PCD") — PCD is a classification of purchased financial assets for which there has been a more-than insignificant deterioration in credit quality since origination. The Company adds the allowance for credit losses at the date of acquisition to the purchase price to determine the initial amortized cost basis for purchased financial assets with credit deterioration. Any noncredit discount or premium resulting from acquiring loans with credit deterioration shall be allocated to each individual asset. At the acquisition date, the initial allowance for credit losses is determined on a collective basis and is allocated to individual assets to appropriately allocate any noncredit discount or premium. The Company accounts for purchased financial assets that do not have a more-than-insignificant deterioration in credit quality since origination in a manner consistent with originated financial assets. After initial recognition, the Company shall treat PCD assets like all other loans and apply one of the impairment models under CECL for instruments measured at amortized cost. The noncredit discount shall be amortized into interest income over the life of the loan. Subsequent changes to the allowance for credit losses are recorded through provision for credit losses.

OREO—OREO, which represents real estate acquired through foreclosure in satisfaction of commercial and real estate loans, is stated at fair value less estimated selling costs of the real estate. Loan balances in excess of the fair value of the real estate acquired at the date of acquisition are charged to the allowance for credit losses. Any subsequent operating expenses or income, reduction in estimated fair values, and gains or losses on disposition of such properties are charged or credited to current operations. For the year ended December 31, 2022, the Company foreclosed on properties with an aggregate carrying value of $938 thousand. The Company recorded $415 thousand in net valuation losses subsequent to the foreclosures during the year ended December 31, 2022, and the Company sold OREO properties for total proceeds of $524 thousand during the year. For the year ended December 31, 2021, the Company did not foreclose on any properties. The Company recorded $1.6 million in net valuation losses subsequent to the foreclosures during the year ended December 31, 2021, and the Company sold OREO properties for total proceeds of $15.2 million during the year.

FHLB Stock—The Bank is a member of the FHLB system. Members are required to own a certain amount of stock based on the level of borrowings and other factors, and may invest in additional amounts. FHLB stock is carried at cost, classified as a restricted security, and periodically evaluated for impairment based on ultimate recovery of par value. Both cash and stock dividends are reported as income.

Premises and Equipment—Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization of premises and equipment are computed on the straight-line method over the following estimated useful lives:

- Buildings - 15 to 39 years

- Furniture, fixture, and equipment - 3 to 10 years

- Computer equipment - 1 to 5 years

- Computer software - 1 to 5 years

- Leasehold improvement - life of lease or improvements, whichever is shorter

BOLI—The Company has purchased life insurance policies on certain key executives and directors. BOLI is recorded at the amount that can be realized under the insurance contract at the balance sheet date, which is the cash surrender value adjusted for other charges or other amounts due that are probable at settlement.

Investments in Affordable Housing Partnerships—The Company owns limited partnership interests in projects of affordable housing for lower income tenants. Under the equity method of accounting, the annual amortization is based on the estimated tax deduction amounts the bank would receive in the year. The carrying value of such investments and commitments to fund investment in affordable housing is recorded as "Investments in affordable housing partnerships" in the Consolidated Statement of Financial Condition. Commitments to fund investments in affordable housing is also included in this line items but is also grossed up and recorded as a liability.

Leases—Operating lease right-of-use ("ROU") assets represent the Company's right to use the underlying asset during the lease term and operating lease liabilities represent the Company's obligation to make lease payments arising from the lease. ROU assets and operating lease liabilities are recognized at lease commencement based on the present value of the future lease payments using the Company's incremental borrowing rate. The Company calculates its incremental borrowing rate by adding a spread to the FHLB borrowing interest rate at a given period. The Company does not capitalize short-term leases, which are leases with terms of twelve months or less. ROU assets and related operating lease liabilities are remeasured when lease terms are amended, extended, or when management intends to exercise available extension options.

Operating lease expense, which is comprised of amortization of the ROU asset and the implicit interest accreted on the operating lease liability, is recognized on a straight-line basis over the lease term and is recorded in occupancy expense in the consolidated statements of income. The Company's occupancy expense also includes variable lease costs which is comprised of the Company's share of actual costs for utilities, common area maintenance, property taxes, and insurance that are not included in lease liabilities and are expensed as incurred. Variable lease costs also include rent escalations based on changes to indices, such as the Consumer Price Index.

Goodwill and Intangible Assets—Goodwill is generally determined as the excess of the fair value of the consideration transferred, plus the fair value of any non-controlling interests in the acquiree, over the fair value of the net assets acquired and liabilities assumed as of the acquisition date. Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized but tested for impairment at least annually.

In accordance with ASC 350 "*Intangibles - Goodwill and Other*", the Company makes a qualitative assessment of whether it is more likely than not that a reporting unit's fair value is less than its carrying amount before applying the goodwill impairment test. If management concludes that it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, the step 1 impairment test is bypassed. Management assessed the qualitative factors related to goodwill as of December 31, 2022 and determined a Step 1 fair value assessment was not required. Based on qualitative assessment, management determined that goodwill was not impaired at December 31, 2022. Goodwill is assessed for impairment on an interim basis if circumstances change or an event occurs between annual assessments that would more likely than not reduce the fair value of the reporting unit below its carrying amount. The quantitative impairment assessment involves significant judgment. This judgment includes developing cash flow projections, selecting appropriate discount rates, calculation of a terminal growth rate, minimum target capitalization levels, identifying relevant market comparables, incorporating general economic and market conditions, and selecting an appropriate control premium. The selection and weighting of the various fair value techniques may result in a higher or lower fair value. Judgment is applied in determining the weighting that is most representative of fair value.

Intangible assets with definite useful lives are amortized over their estimated useful lives to their estimated residual values. Core deposit intangibles are amortized over a seven to ten year period.

Loan Servicing Assets— A portion of the premium on sale of SBA loans is recognized as gain on sale of loans at the time of the sale by allocating the carrying amount between the asset sold and the retained interest, including these servicing assets, based on their relative fair values. The remaining portion of the premium is recorded as a discount on the retained interest and is amortized over the remaining life of the loan as an adjustment to yield. The retained interest, net of any discount, are included in loans receivable—net of allowance for credit losses in the accompanying consolidated statements of financial condition.

Servicing assets are recognized when SBA and residential mortgage loans are sold with servicing retained with the income statement effect recorded in gains on sales of loans. Servicing assets are initially recorded at fair value based on the present value of the contractually specified servicing fee, net of servicing costs, over the estimated life of the loan, using a discount rate. The Company's servicing costs approximates the industry average servicing costs of 40 basis points. All classes of servicing assets are subsequently measured using the amortization method which requires servicing rights to be amortized into noninterest income in proportion to, and over the period of, the estimated future net servicing income of the underlying loans.

Management periodically evaluates servicing assets for impairment based upon the fair value of the rights as compared to carrying amount. Impairment is determined by stratifying rights into groupings based on predominant risk characteristics, such as interest rate, loan type and investor type. Impairment is recognized through a valuation allowance for an individual grouping, to the extent that fair value is less than the carrying amount. If the Company later determines that all or a portion of the impairment no longer exists for a particular grouping, a reduction of the allowance may be recorded as an increase to income. No impairment charges were recorded during the years 2022, 2021, or 2020.

Stock-Based Compensation—Compensation cost is recognized for stock options and restricted stock awards issued to employees and directors, based on the fair value of these awards at the date of grant. A Black-Scholes model is utilized to estimate the fair value of stock options, while the market price of the Company's common stock at the date of grant is used for restricted stock awards. Compensation cost is recognized over the required service period, generally defined as the vesting period. For awards with graded vesting, compensation cost is recognized on a straight-line basis over the requisite service period for the entire award.

Income Taxes—Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred income tax assets and liabilities represent the tax effects, based on current tax law, of future deductible or taxable amounts attributable to events that have been recognized in the financial statements. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, the projected future taxable income and tax planning strategies in making this assessment. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded. The Company recognizes interest and / or penalties related to income tax matters in income tax expense.

Section 382 of the Internal Revenue Code imposes a limitation ("382 Limitation") on a corporation's ability to use any net unrealized built in losses and other tax attributes, such as net operating loss and tax credit carry-forwards, when it undergoes a 50% ownership change over a designated testing period not to exceed three years ("382 Ownership Change"). As a result of the acquisition on July 29, 2016, Wilshire Bancorp underwent a 382 Ownership Change resulting in a 382 Limitation to its net operating loss and tax credit carry-forwards. Wilshire Bancorp did not have a net unrealized built in loss as of the 382 Ownership Change date. Given the applicable 382 Limitation, the Company is expected to fully utilize Wilshire Bancorp's net operating loss and tax credit carry-forwards before expiration. However, future transactions, such as issuances of common stock or sales of shares of the Company's stock by certain holders of the Company's shares, including persons who have held, currently hold or may accumulate in the future 5% or more of the Company's outstanding common stock for their own account, could trigger a future Section 382 Ownership Change of the Company which could limit the Company's use of these tax attributes.

Earnings per Common Share—Basic Earnings per Common Share is computed by dividing net income by the weighted-average number of common shares outstanding for the period. Diluted Earnings per Common Share reflects the potential dilution of common shares that could share in the earnings of the Company.

Equity—The Company accrues for common stock dividends as declared. Common stock dividends of $67.1 million and $68.7 million, were paid in 2022 and 2021, respectively. There were no common stock dividends declared but unpaid at December 31, 2022 and 2021.

Dividend Restrictions—Banking regulations require maintaining certain capital levels and may limit the dividends paid by the Bank to the Company, or dividends paid by the Company to stockholders.

Comprehensive Income—Comprehensive income consists of net income and other comprehensive income (loss). Other comprehensive income (loss) includes the changes in unrealized gains and losses on securities available for sale, unrealized losses on transferred investment securities held to maturity, and interest rate swaps used in cash flow hedges which is also recognized as separate components of stockholders' equity, net of tax.

Operating Segments—The Company is managed as a single business segment. The financial performance of the Company is reviewed by the chief operating decision maker on an aggregate basis and financial and strategic decisions are made based on the Company as a whole. "Banking Operations" is considered to be the Company's single combined operating segment, which raises funds from deposits and borrowings for loans and investments, and provides lending products, including construction, real estate, commercial, and consumer loans to its customers.

Revenue from Contracts with Customers—With the adoption of ASU 2014-09 (Topic 606), the Company recognizes revenue when obligations under the terms of a contract with customers are satisfied. Topic 606 does not apply to revenue associated with financial instruments, including revenue from loans and securities. In addition, certain noninterest income streams such as fees associated with mortgage servicing rights, financial guarantees, derivatives, and certain credit card fees are also out of scope of the new guidance. Topic 606 is applicable to noninterest revenue streams such as deposit related fees, wire transfer fees, and certain OREO related net gains or expenses.

Loss Contingencies—Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. The Company believes there are no such matters that would have a material effect on the consolidated financial statements as of December 31, 2022 or 2021. Accrued loss contingencies for all legal claims totaled approximately $229 thousand at December 31, 2022 and $52 thousand at December 31, 2021.

Loan Commitments and Related Financial Instruments—Financial instruments include off-balance sheet credit instruments, such as commitments to make loans and commercial letters of credit, issued to meet customer financing needs. The face amount for these items represents the exposure to loss, before considering customer collateral or ability to repay. Such financial instruments are recorded when they are funded. See Note 14 "Commitments and Contingencies" of the Notes to Consolidated Financial Statements for further discussion.

Allowance for Unfunded Commitments—The allowance for unfunded commitments is maintained at a level believed by management to be sufficient to absorb estimated probable losses related to these unfunded credit facilities. The determination of the adequacy of the allowance is based on periodic evaluations of the unfunded credit facilities including an assessment of the probability of commitment usage, credit risk factors for loans outstanding to these same customers, and the terms and expiration dates of the unfunded credit facilities. The allowance for unfunded commitments is included in other liabilities on the consolidated statement of financial condition, with changes to the balance charged against noninterest expense.

Fair Values of Financial Instruments—Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in a separate note. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates.

Impairment of Long-Lived Assets—The Company evaluates long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. If the estimated future cash flows (undiscounted) over the remaining useful life of the asset are less than the carrying value, an impairment loss would be recorded to reduce the related asset to its estimated fair value.

Transfer of Financial Assets—Transfers of financial assets are accounted for as sales, when control over the assets has been relinquished. Control over transferred assets is deemed to be surrendered when the assets have been isolated from the Company, the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Use of Estimates in the Preparation of Consolidated Financial Statements—The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

Reclassifications—Some items in the prior year financial statements were reclassified to conform to the current presentation. The reclassifications had no effect on the prior year net income or stockholders' equity.

Accounting Pronouncements Adopted

In March 2020, the FASB issued ASU 2020-04, "Reference Rate Reform: Facilitation of the Effects of Reference Rate Reform on Financial Reporting". The amendments provide temporary, optional guidance to ease the potential burden in accounting for reference rate reform. The amendments provide optional expedients and exceptions for applying GAAP to transactions affected by reference rate reform if certain criteria are met. The amendments primarily include relief related to contract modifications and hedging relationships, as well as providing a one-time election for the sale or transfer of debt securities classified as held-to-maturity. The Company adopted ASU 2020-04 during 2022 with no material impact to the Company's consolidated financial statements.

In December 2022, the FASB issued 2022-06, "Reference Rate Reform (Topic 848): Deferral of the Sunset Date of Topic 848", to defer the sunset date of Topic 848 from December 31, 2022 to December 31, 2024, after which entities will no longer be permitted to apply the relief in Topic 848. Topic 848, which was established by the previously issued ASU 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting, provides relief to entities during the reference rate's temporary transition period by providing optional expedients and exceptions for applying generally accepted accounting principles to certain contract modifications and hedging relationships that reference LIBOR or another reference rate expected to be discontinued. Since ASU 2020-04 was issued, the UK Financial Conduct Authority delayed the intended cessation date of certain tenors of US LIBOR to June 30, 2023, which is beyond the current sunset date of Topic 848. The new ASU defers the sunset date accordingly to continue to provide the intended relief. The Company adopted ASU 2022-06 during 2022 with no material impact to the Company's consolidated financial statements.

Pending Accounting Pronouncements

In October 2021, the FASB issued ASU 2021-08, "Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities From Contracts With Customers", to address diversity in practice and inconsistency related to the accounting for revenue contracts with customers acquired in a business combination. The amendments require that the acquirer recognize and measure contract assets and contract liabilities acquired in a business combination in accordance with Topic 606. At the acquisition date, an acquirer should account for the related revenue contracts in accordance with Topic 606 as if it had originated the contracts. The ASU also provides certain practical expedients for acquirers when recognizing and measuring acquired contract assets and contract liabilities from revenue contracts in a business combination and applies to contract assets and contract liabilities from other contracts to which the provisions of Topic 606 apply. The amendments in this ASU are effective for fiscal years beginning after December 15, 2022, and interim periods within those fiscal years. Entities should apply the amendments prospectively to business combinations that occur after the effective date. Early adoption is permitted, including in any interim period, for public business entities for periods for which financial statements have not yet been issued, and for all other entities for periods for which financial statements have not yet been made available for issuance. The Company adopted ASU 2021-08 on January 1, 2023 and the adoption did not have a material impact on the Company's consolidated financial statements.

In March 2022, the FASB issued ASU 2022-02, "Financial Instruments-Credit Losses (Topic 326)". The standard addresses the following: 1) eliminates the accounting guidance for TDRs, will require an entity to determine whether a modification results in a new loan or a continuation of an existing loan, 2) expands disclosures related to modifications, and 3) will require disclosure of current period gross write-offs of financing receivables within the vintage disclosures table. The amendments in this update are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years and are applied prospectively, except with respect to the recognition and measurement of TDRs, where an entity has the option to apply a modified retrospective transition method. Early adoption of the amendments in this update is permitted. An entity may elect to early adopt the amendments regarding TDRs and related disclosure enhancements separately from the amendments related to vintage disclosures. The Company adopted ASU 2021-08 on January 1, 2023 and the adoption did not have a material impact on the Company's consolidated financial statements.

2.   EQUITY INVESTMENTS

Equity investments with readily determinable fair values at December 31, 2022 and 2021, consisted of mutual funds in the amounts of $4.3 million and $26.8 million, respectively, and were included in "Equity investments" on the Consolidated Statements of Financial Condition.

The changes in fair value for equity investments with readily determinable fair values for the years ended December 31, 2022 and 2021 were recorded in other noninterest income and fees as summarized in the table below:

	Year Ended December 31,	
	2022	**2021**
	(Dollars in thousands)	
Net change in fair value recorded during the period on equity investments with readily determinable fair value	$ (1,917)	$ (789)
Less: Net change in fair value recorded on equity investments sold during the period	(1,354)	—
Net change in fair value on equity investments with readily determinable fair values held at the end of the period	$ (563)	$ (789)

The decline in fair value of the Company's equity investments with readily determinable fair values was due to the recent increases in market interest rates over the yield available at the time the equity investments were purchased. For the year ended December 31, 2022, the Company received proceeds of $20.6 million from the sale of equity investments with readily determinable fair values.

At December 31, 2022 and 2021, the Company also had equity investments without readily determinable fair values which are carried at cost less any determined impairment. The balance of these investments is adjusted for changes in subsequent observable prices. At December 31, 2022, the total balance of equity investments without readily determinable fair values included in "Equity investments" on the Consolidated Statements of Financial Condition was $38.1 million, consisting of $370 thousand in correspondent bank stock, $1.0 million in Community Development Financial Institutions ("CDFI") investments, and $36.7 million in Community Reinvestment Act ("CRA") investments. At December 31, 2021, the total balance of equity investments without readily determinable fair values was $31.0 million, consisting of $370 thousand in correspondent bank stock, $1.0 million in CDFI investments, and $29.7 million in CRA investments.

The Company had no impairments or subsequent observable price changes for equity investments without readily determinable fair values for the years ended December 31, 2022 and 2021.

3.   INVESTMENT SECURITIES

The following is a summary of investment securities as of the dates indicated:

	December 31, 2022				December 31, 2021			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(Dollars in thousands)							
Debt securities available for sale:								
U.S. Treasury securities	$ 3,990	$ —	$ (104)	$ 3,886	$ —	$ —	$ —	$ —
U.S. Government agency and U.S. Government sponsored enterprises:								
Agency securities	4,000	—	(133)	3,867	—	—	—	—
Collateralized mortgage obligations	947,541	—	(153,842)	793,699	1,039,543	3,357	(16,470)	1,026,430
Mortgage-backed securities:								
Residential	544,084	—	(90,907)	453,177	769,113	1,985	(11,874)	759,224
Commercial	417,241	—	(48,954)	368,287	595,659	9,103	(5,360)	599,402
Asset-backed securities	153,539	—	(5,935)	147,604	153,564	11	(124)	153,451
Corporate securities	23,351	—	(4,494)	18,857	23,398	130	(1,044)	22,484
Municipal securities	195,675	790	(13,713)	182,752	104,371	1,680	(767)	105,284
Total investment securities available for sale	$2,289,421	$ 790	$(318,082)	$1,972,129	$2,685,648	$ 16,266	$ (35,639)	$2,666,275
Debt securities held to maturity:								
U.S. Government agency and U.S. Government sponsored enterprises:								
Mortgage-backed securities:								
Residential	$ 157,881	$ —	$ (7,041)	$ 150,840	$ —	$ —	$ —	$ —
Commercial	113,185	1	(5,619)	107,567	—	—	—	—
Total investment securities held to maturity	$ 271,066	$ 1	$ (12,660)	$ 258,407	$ —	$ —	$ —	$ —

During the second quarter of 2022, the Company transferred $239.0 million in fair value of debt securities from available for sale ("AFS") to held to maturity ("HTM"). The transferred securities had an amortized cost of $275.5 million with a pre-tax net unrealized loss of $36.6 million, which was recorded as a discount subsequent to the transfer is being amortized as an adjustment of yield. The unrealized holding loss at the date of transfer will continue to be reported, net of taxes, in accumulated other comprehensive income ("AOCI") as a component of stockholders' equity, and will be amortized over the remaining life of the securities as an adjustment of yield, offsetting the impact on yield of the corresponding discount amortization. The Company has the ability and intent to hold these securities to maturity. At the time of transfer, there was no previously recorded allowance for credit losses on investment securities AFS transferred to HTM.

Accrued interest receivable for investment debt securities at December 31, 2022 and 2021 totaled $7.8 million and $5.6 million, respectively.

As of December 31, 2022 and 2021, there were no holdings of securities of any one issuer, other than the U.S. Government and its agencies, in an amount greater than 10% of stockholders' equity.

At December 31, 2022 and 2021, $223.1 million and $13.0 million in unrealized losses on investment securities AFS, net of taxes, respectively, were included in accumulated other comprehensive income (loss). For the years ended December 31, 2022 and 2021, there were no reclassifications out of accumulated other comprehensive income (loss) into earnings resulting from the sale of investments securities AFS.

The proceeds from sales of securities and total gains and losses are listed below:

	Year Ended December 31,		
	2022	**2021**	**2020**
	(Dollars in thousands)		
Proceeds from investments sold	$ —	$ —	$ 168,069
Gains from sales of securities	$ —	$ —	$ 7,531
Losses from sales of securities	—	—	—
Gains from called securities	—	—	—
Net gain on sales or called securities	$ —	$ —	$ 7,531

The following table presents a breakdown of interest income recorded for investment securities that are taxable and nontaxable.

	Year Ended December 31,		
	2022	**2021**	**2020**
	(Dollars in thousands)		
Interest income on investment securities			
Taxable	$ 50,043	$ 34,583	$ 37,534
Nontaxable	2,177	909	1,828
Total	$ 52,220	$ 35,492	$ 39,362

The amortized cost and estimated fair value of investment securities at December 31, 2022, by contractual maturity, are presented in the table below. Collateralized mortgage obligations, mortgage-backed securities, and asset-backed securities are presented by final maturity. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations, with or without call or prepayment penalties.

	Available for Sale		Held to Maturity	
	Amortized Cost	**Estimated Fair Value**	**Amortized Cost**	**Estimated Fair Value**
	(Dollars in thousands)			
Debt securities:				
Due within one year	$ 2,307	$ 2,267	$ —	$ —
Due after one year through five years	135,796	126,723	7,742	7,561
Due after five years through ten years	131,656	118,654	28,254	27,241
Due after ten years	2,019,662	1,724,485	235,070	223,605
Total	$ 2,289,421	$ 1,972,129	$ 271,066	$ 258,407

Securities with carrying values of approximately $360.7 million and $362.2 million at December 31, 2022 and 2021, respectively, were pledged to secure public deposits, for various borrowings, and for other purposes as required or permitted by law.

The following tables show the Company's investments' gross unrealized losses and estimated fair values, aggregated by investment category and the length of time that the individual securities have been in a continuous unrealized loss position as of the dates indicated. The length of time that the individual securities have been in a continuous unrealized loss position is not a factor in determining credit impairment with the adoption of CECL.

	December 31, 2022								
	Less than 12 months			12 months or longer			Total		
Description of Securities AFS	Number of Securities	Fair Value	Gross Unrealized Losses	Number of Securities	Fair Value	Gross Unrealized Losses	Number of Securities	Fair Value	Gross Unrealized Losses
	(Dollars in thousands)								
U.S. Treasury securities	1	$ 3,886	$ (104)	—	$ —	$ —	1	$ 3,886	$ (104)
Agency securities*	1	3,867	(133)	—	—	—	1	3,867	(133)
Collateralized mortgage obligations*	61	150,419	(14,888)	59	643,280	(138,954)	120	793,699	(153,842)
Mortgage-backed securities:									
Residential*	23	55,645	(5,616)	42	397,532	(85,291)	65	453,177	(90,907)
Commercial*	29	172,963	(12,156)	26	195,324	(36,798)	55	368,287	(48,954)
Asset-backed securities	3	21,836	(716)	15	125,768	(5,219)	18	147,604	(5,935)
Corporate securities	1	3,401	(600)	5	15,456	(3,894)	6	18,857	(4,494)
Municipal securities	31	76,942	(3,207)	32	65,730	(10,506)	63	142,672	(13,713)
Total	150	$ 488,959	$ (37,420)	179	$1,443,090	$ (280,662)	329	$1,932,049	$(318,082)

	December 31, 2021								
	Less than 12 months			12 months or longer			Total		
Description of Securities AFS	Number of Securities	Fair Value	Gross Unrealized Losses	Number of Securities	Fair Value	Gross Unrealized Losses	Number of Securities	Fair Value	Gross Unrealized Losses
	(Dollars in thousands)								
Collateralized mortgage obligations*	39	$ 757,799	$ (15,445)	2	$ 37,438	$ (1,025)	41	$ 795,237	$ (16,470)
Mortgage-backed securities:									
Residential*	49	603,372	(9,371)	13	75,211	(2,503)	62	678,583	(11,874)
Commercial*	24	214,384	(3,339)	4	57,656	(2,021)	28	272,040	(5,360)
Asset-backed securities	13	115,885	(124)	—	—	—	13	115,885	(124)
Corporate securities	4	14,067	(331)	1	4,288	(713)	5	18,355	(1,044)
Municipal securities	23	59,403	(767)	—	—	—	23	59,403	(767)
Total	152	$1,764,910	$ (29,377)	20	$ 174,593	$ (6,262)	172	$1,939,503	$ (35,639)

_____

* Investments in U.S. Government agency and U.S. Government sponsored enterprises

The Company had collateralized mortgage obligations, mortgage-backed, asset-backed, corporate, and municipal securities classified as AFS that were in a continuous loss position for twelve months or longer at December 31, 2022. The collateralized mortgage obligations and mortgage-backed securities were investments in U.S. Government agency and U.S. Government sponsored enterprises and have high credit ratings ("AA" grade or better). The interest on other securities that were in an unrealized loss position have been paid as agreed, and the Company believes this will continue in the future and that the securities will be paid in full as scheduled. The market value declines for these securities were primarily due to movements in interest rates and are not reflective of management's expectations of the Company's ability to fully recover any unrealized losses, which may be at maturity. With the adoption of CECL, the length of time that the fair value of investment securities have been less than amortized cost is not considered when assessing for credit impairment.

Approximately 84% of the Company's investment portfolio at December 31, 2022 consisted of securities that were issued by U.S. Government agency and U.S. Government sponsored enterprises. Although a government guarantee exists on these investments, these entities are not legally backed by the full faith and credit of the federal government, and the current support is subject to a cap as part of the agreement entered into in 2008. Nonetheless, at this time the Company does not foresee any set of circumstances in which the government would not fund its commitments on these investments as the issuers are an integral part of the U.S. housing market in providing liquidity and stability. In addition, the Company had one U.S. Treasury note issued and guaranteed by the U.S. government. Therefore, the Company concluded that a zero allowance approach for these investments was appropriate. The Company also had 18 asset-backed securities, six corporate securities, and 63 municipal bonds in unrealized loss positions at December 31, 2022.

Allowance for Credit Losses on Securities Available for Sale—The Company evaluates investment securities AFS in unrealized loss positions for impairment related to credit losses on at least a quarterly basis. Investment securities AFS in unrealized loss positions are first assessed as to whether the Company intends to sell, or if it is more likely than not that the Company will be required to sell the security before recovery of its amortized cost basis. If one of the criteria is met, the security's amortized cost basis is written down to fair value through current earnings. For securities that do not meet these criteria, the Company evaluates whether the decline in fair value resulted from credit losses or other factors. In evaluating whether a credit loss exists, the Company has set up an initial filter for impairment triggers. Once the quantitative filters have been triggered, the securities are placed on a watch list and an additional assessment is performed to identify whether a credit impairment exists. In making this assessment, management considers the extent to which fair value is less than amortized cost, any changes to the rating of the security by a rating agency, and adverse conditions specifically related to the security and the issuer, among other factors. If this assessment indicates that a credit loss exists, the Company compares the present value of cash flows expected to be collected from the security with the amortized cost basis. If the present value of cash flows expected to be collected is less than the amortized cost basis for the security, a credit loss exists and an allowance for credit losses is recorded, limited to the amount that the fair value of the security is less than its amortized cost basis. Unrealized losses that have not been recorded through an allowance for credit losses is recognized in other comprehensive income, net of applicable taxes. The Company did not have an allowance for credit losses on investment securities AFS as of December 31, 2022 and December 31, 2021.

Allowance for Credit Losses on Securities Held to Maturity—For each major HTM debt security type, the allowance for credit losses is estimated collectively for groups of securities with similar risk characteristics. For securities that do not share similar risk characteristics, the losses are estimated individually. Debt securities that are issued by the U.S. government or government-sponsored enterprises, are highly rated by major rating agencies, and have a long history of no credit losses are an example of such securities to which the Company applies a zero credit loss assumption. Any expected credit loss is provided through the allowance for credit losses on investment securities HTM and deducted from the amortized cost basis of the security, so that the balance sheet reflects the net amount the Company expects to collect. At December 31, 2022, all of the Company's investment securities HTM are issued by the U.S. government or government-sponsored enterprises. The Company did not have an allowance for credit losses on investment securities HTM as of December 31, 2022.

4.   LOANS RECEIVABLE AND THE ALLOWANCE FOR CREDIT LOSSES

The following is a summary of loans receivable by major category:

		December 31,		
		2022		**2021**
		(Dollars in thousands)		
Loan portfolio composition				
Real estate loans:				
Residential	$	76,045	$	69,199
Commercial		9,170,784		8,816,080
Construction		167,751		220,652
Total real estate loans		9,414,580		9,105,931
Commercial business [*]		5,109,532		4,208,674
Residential mortgage		846,080		579,626
Consumer and other		33,348		58,512
Loans receivable		15,403,540		13,952,743
Allowance for credit losses		(162,359)		(140,550)
Loans receivable, net of allowance for credit losses	$	15,241,181	$	13,812,193

_____

[*] Commercial business loans as of December 31, 2022 and 2021 include $1.9 million and $228.1 million, respectively, in SBA Paycheck Protection Program loans

The Company segments its loan portfolio in four major categories: real estate loans, commercial business loans, residential mortgage loans, and consumer and other loans. Real estate loans are extended for the purchase and refinance of commercial real estate and are generally secured by first deeds of trust and are collateralized by residential or commercial properties. Commercial business loans are loans provided to businesses for various purposes such as for working capital, purchasing inventory, debt refinancing, business acquisitions, international trade finance activities, and other business related financing needs and also include warehouse lines of credit, syndicated loans, and SBA Paycheck Protection Program ("PPP") loans. Residential mortgage loans are extended for personal, family, or household use and are secured by a mortgage or deed of trust. Consumer and other loans consist of home equity, credit card, and other personal loans.

The Company had $49.2 million in loans held for sale as of December 31, 2022 compared to $99.0 million at December 31, 2021. Loans held for sale at December 31, 2022 consisted of $450 thousand in residential mortgage loans and $48.8 million in commercial real estate loans rated as substandard, compared to $49.7 million in SBA guaranteed loans, $23.2 million in residential mortgage loans, and $26.2 million in commercial real estate and commercial business loans rated as substandard at December 31, 2021.

The tables below detail the activity in the allowance for credit losses ("ACL") by portfolio segment for the years ended December 31, 2022 and 2021, and 2020. Recoveries for the year ended December 31, 2022 included $17.3 million in recoveries from a single lending relationship that had $29.6 million in charge offs during the year 2021. Charge offs for the year 2021 included $26.2 million in charge offs related to the sale of $275.3 million in loans with elevated credit risk.

	Real Estate		Commercial Business		Residential Mortgage		Consumer and Other		Total	
					(Dollars in thousands)					
December 31, 2022										
Balance, beginning of period	$	108,440	$	27,811	$	3,316	$	983	$	140,550
Provision (credit) for credit losses		(27,451)		31,360		5,626		65		9,600
Loans charged off		(6,803)		(5,160)		(22)		(404)		(12,389)
Recoveries of charge offs		21,698		2,861		—		39		24,598
Balance, end of period	$	95,884	$	56,872	$	8,920	$	683	$	162,359
December 31, 2021										
Balance, beginning of period	$	162,196	$	39,155	$	4,227	$	1,163	$	206,741
Provision (credit) for credit losses		(2,051)		(9,982)		12		(179)		(12,200)
Loans charged off		(57,427)		(3,558)		(923)		(328)		(62,236)
Recoveries of charge offs		5,722		2,196		—		327		8,245
Balance, end of period	$	108,440	$	27,811	$	3,316	$	983	$	140,550
December 31, 2020										
Balance, beginning of period	$	53,593	$	33,032	$	5,925	$	1,594	$	94,144
CECL day 1 adoption		27,791		(1,022)		(543)		(26)	$	26,200
Provision (credit) for credit losses		87,619		7,776		(1,155)		760		95,000
Loans charged off		(8,658)		(6,157)		—		(1,211)		(16,026)
Recoveries of charge offs		1,851		5,526		—		46		7,423
Balance, end of period	$	162,196	$	39,155	$	4,227	$	1,163	$	206,741

The following tables break out the allowance for credit losses and loan balance by measurement methodology at December 31, 2022 and 2021:

	December 31, 2022									
	Real Estate		Commercial Business		Residential Mortgage		Consumer and Other		Total	
					(Dollars in thousands)					
Allowance for credit losses:										
Individually evaluated	$	870	$	2,941	$	24	$	21	$	3,856
Collectively evaluated		95,014		53,931		8,896		662		158,503
Total	$	95,884	$	56,872	$	8,920	$	683	$	162,359
Loans outstanding:										
Individually evaluated	$	43,461	$	12,477	$	9,775	$	436	$	66,149
Collectively evaluated		9,371,119		5,097,055		836,305		32,912		15,337,391
Total	$	9,414,580	$	5,109,532	$	846,080	$	33,348	$	15,403,540

	Real Estate		Commercial Business		Residential Mortgage		Consumer and Other		Total	
	December 31, 2021									
					(Dollars in thousands)					
Allowance for credit losses:										
Individually evaluated	$	2,025	$	3,056	$	11	$	23	$	5,115
Collectively evaluated		106,415		24,755		3,305		960		135,435
Total	$	108,440	$	27,811	$	3,316	$	983	$	140,550
Loans outstanding:										
Individually evaluated	$	83,347	$	19,407	$	3,470	$	409	$	106,633
Collectively evaluated		9,022,584		4,189,267		576,156		58,103		13,846,110
Total	$	9,105,931	$	4,208,674	$	579,626	$	58,512	$	13,952,743

The ACL represents management's best estimate of future lifetime expected losses on its held for investment loan portfolio. The Company calculates its ACL by estimating expected credit losses on a collective basis for loans that share similar risk characteristics. Loans that do not share similar risk characteristics with other loans are evaluated for credit losses on an individual basis. The Company uses a combination of a modeled and non-modeled approach that incorporates current and future economic conditions to estimate lifetime expected losses on a collective basis.

The Company uses Probability of Default ("PD"), Loss Given Default ("LGD"), and Exposure at Default ("EAD") methodologies with quantitative factors and qualitative considerations in calculation of the allowance for credit losses for collectively assessed loans. The Company uses a reasonable and supportable period of 2 years at which point loss assumptions revert back to historical loss information by means of 1 year reversion period. Due to the volatility that arose from the COVID-19 pandemic, the Company assessed whether it would be appropriate to shorten the reasonable and supportable period. However, the Company chose to keep the reasonable and supportable period at 2 years as a shorter period was estimated to result in large reductions in ACL which would not be reflective of the economic deterioration and future uncertainty caused by pandemic. The Company utilizes a baseline forecast scenario published by a third party that incorporates macroeconomic variables including GDP, unemployment rates, interest rates, and commercial real estate prices to project an economic outlook. The forecast scenario is utilized to estimate losses during the reasonable and supportable period. Changes in these assumptions and forecasts could significantly affect the Company's estimate of future credit losses. See Note 1 "Significant Accounting Policies" of the Notes to Consolidated Financial Statements for further discussion of the Company's ACL methodology.

The increase in ACL for the year ended December 31, 2022 compared to December 31, 2021 was due to a decline in projected macroeconomic variables. The Moody's consensus forecast scenario used in the December 31, 2022 ACL calculation included a decline in projection for GDP and commercial real estate prices compared to projection at the end of 2021. Overall, economic projection continued to decline throughout the year with an increase the potential for a recession in 2023.

The Company maintains a separate ACL for its off-balance sheet unfunded loan commitments. The Company uses a funding rate to allocate the allowance to undrawn exposures. This funding rate is used as a credit conversion factor to capture how much undrawn can potentially become drawn at any point. The funding rate is determined based on a lookback period of 8 quarters. Credit loss is not estimated for off-balance sheet credit exposures that are unconditionally cancellable by the Company.

As of December 31, 2022 and 2021, reserves for unfunded loan commitments recorded in other liabilities were $1.4 million and $1.1 million, respectively. For the year ended December 31, 2022, the Company recorded additions to reserves for unfunded commitments in credit related expenses totaling $250 thousand. For the year ended December 31, 2021, the Company recorded a credit to reserves for unfunded commitments totaling $195 thousand.

Generally, loans are placed on nonaccrual status if principal and/or interest payments become 90 days or more past due and/or management deems the collectability of the principal and/or interest to be in question, as well as when required by regulatory requirements. Loans to customers whose financial conditions have deteriorated are considered for nonaccrual status whether or not the loan is 90 days or more past due. Generally, payments received on nonaccrual loans are recorded as principal reductions. Loans are returned to accrual status only when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured. The Company does not recognize interest income while loans are on nonaccrual status.

The tables below represent the amortized cost of nonaccrual loans and loans past due 90 or more days and still on accrual status by class of loans and broken out by loans with a recorded ACL and those without a recorded ACL as of December 31, 2022 and 2021.

	December 31, 2022			
	Nonaccrual with No ACL	Nonaccrual with an ACL	Total Nonaccrual [1]	Accruing Loans Past Due 90 or More Days
	(Dollars in thousands)			
Real estate – residential	$ —	$ —	$ —	$ —
Real estate – commercial				
Retail	17,635	1,007	18,642	—
Hotel & motel	8,939	347	9,286	—
Gas station & car wash	2,134	124	2,258	—
Mixed use	781	186	967	—
Industrial & warehouse	109	727	836	—
Other	184	1,742	1,926	—
Real estate – construction	—	—	—	—
Commercial business	1,618	4,002	5,620	336
Residential mortgage	5,959	3,816	9,775	—
Consumer and other	—	377	377	65
Total	$ 37,359	$ 12,328	$ 49,687	$ 401

	December 31, 2021			
	Nonaccrual with No ACL	Nonaccrual with an ACL	Total Nonaccrual [1]	Accruing Loans Past Due 90 or More Days
	(Dollars in thousands)			
Real estate – residential	$ —	$ —	$ —	$ —
Real estate – commercial				
Retail	7,586	2,604	10,190	—
Hotel & motel	5,471	6,564	12,035	—
Gas station & car wash	575	1,267	1,842	—
Mixed use	5,307	1,412	6,719	—
Industrial & warehouse	687	1,897	2,584	—
Other	1,233	5,153	6,386	215
Real estate – construction	—	—	—	—
Commercial business	4,726	6,299	11,025	1,494
Residential mortgage	275	3,195	3,470	—
Consumer and other	—	365	365	422
Total	$ 25,860	$ 28,756	$ 54,616	$ 2,131

---

[1] Total nonaccrual loans exclude the guaranteed portion of SBA loans that are in liquidation totaling $9.8 million and $19.5 million, at December 31, 2022 and 2021, respectively.

The following table presents the amortized cost of collateral dependent loans as of December 31, 2022 and 2021:

	December 31, 2022			December 31, 2021		
	Real Estate Collateral	Other Collateral	Total	Real Estate Collateral	Other Collateral	Total
	(Dollars in thousands)					
Real estate – residential	$ —	$ —	$ —	$ —	$ —	$ —
Real estate – commercial	35,523	—	35,523	65,590	—	65,590
Real estate – construction	—	—	—	—	—	—
Commercial business	1,618	2,743	4,361	1,767	6,615	8,382
Residential mortgage	5,959	—	5,959	—	—	—
Consumer and other	—	—	—	—	—	—
Total	$ 43,100	$ 2,743	$ 45,843	$ 67,357	$ 6,615	$ 73,972

Collateral on loans is a significant portion of what secures collateral dependent loans and significant changes to the fair value of the collateral can potentially impact ACL. During the years ended December 31, 2022 and 2021, the Company did not have any significant changes to the extent to which collateral secures its collateral dependent loans due to general deterioration or from other factors.

Accrued interest receivables on loans totaled $47.3 million at December 31, 2022 and $36.2 million at December 31, 2021. The following table presents interest income reversals, due to loans being placed on nonaccrual status, by loan segment for the years ended December 31, 2022 and 2021:

	Year Ended December 31,		
	2022	2021	2020
	(Dollars in thousands)		
Real estate	$ 1,906	$ 3,102	$ 1,047
Commercial business	307	62	78
Residential mortgage	309	17	—
Consumer and other	1	3	3
Total	$ 2,523	$ 3,184	$ 1,128

The following table presents the amortized cost of past due loans, including nonaccrual loans past due 30 or more days, by the number of days past due as of December 31, 2022 and 2021 by class of loans:

	December 31, 2022				December 31, 2021			
	30-59 Days Past Due	60-89 Days Past Due	90 or More Days Past Due	Total Past Due	30-59 Days Past Due	60-89 Days Past Due	90 or More Days Past Due	Total Past Due
	(Dollars in thousands)							
Real estate – residential	$ 1,266	$ —	$ —	$ 1,266	$ —	$ —	$ —	$ —
Real estate – commercial								
Retail	—	1,617	521	2,138	1,250	927	9,167	11,344
Hotel & motel	359	564	3,503	4,426	9,320	4,148	4,760	18,228
Gas station & car wash	582	124	—	706	575	—	832	1,407
Mixed use	—	—	781	781	1,124	—	5,625	6,749
Industrial & warehouse	85	89	268	442	247	—	785	1,032
Other	—	333	621	954	1,198	6,522	3,185	10,905
Real estate – construction	—	—	—	—	—	—	—	—
Commercial business	3,258	18	2,137	5,413	1,792	2,362	6,482	10,636
Residential mortgage	2,310	—	5,106	7,416	14,177	—	3,099	17,276
Consumer and other	617	44	308	969	59	21	787	867
Total Past Due	$ 8,477	$ 2,789	$ 13,245	$ 24,511	$ 29,742	$ 13,980	$ 34,722	$ 78,444

The Company categorizes loans into risk categories based on relevant information about the ability of borrowers to service their debt, including, but not limited to, current financial information, historical payment experience, credit documentation, public information, and current economic trends. The Company analyzes loans individually by classifying the loans as to credit risk. This analysis includes all loans with the exception of homogeneous loans, or loans that are evaluated together in pools of similar loans (i.e., home mortgage loans, home equity lines of credit, overdraft loans, express business loans, and automobile loans). Homogeneous loans are not risk rated and credit risk is analyzed largely by the number of days past due. This analysis is performed at least on a quarterly basis.

The following table presents the amortized cost basis of loans receivable by class, credit quality indicator, and year of origination as of December 31, 2022 and 2021.

	December 31, 2022							
	Term Loan by Origination Year						Revolving Loans	Total
	2022	2021	2020	2019	2018	Prior		
	(Dollars in thousands)							
Real Estate - Residential								
Pass / not rated	$ 19,256	$ 23,505	$ 9,691	$ 9,017	$ 3,964	$ 5,397	$ 3,995	$ 74,825
Special mention	—	—	—	—	—	—	—	—
Substandard	—	—	—	—	661	559	—	1,220
Doubtful / loss	—	—	—	—	—	—	—	—
Subtotal	$ 19,256	$ 23,505	$ 9,691	$ 9,017	$ 4,625	$ 5,956	$ 3,995	$ 76,045
Real Estate - Commercial								
Pass / not rated	$ 2,395,805	$ 2,140,650	$ 1,299,144	$ 1,043,970	$ 1,006,454	$ 1,053,970	$ 101,190	$ 9,041,183
Special mention	—	14,622	7,301	6,001	13,565	15,912	202	57,603
Substandard	—	8,240	1,736	7,881	9,589	44,552	—	71,998
Doubtful / loss	—	—	—	—	—	—	—	—
Subtotal	$ 2,395,805	$ 2,163,512	$ 1,308,181	$ 1,057,852	$ 1,029,608	$ 1,114,434	$ 101,392	$ 9,170,784
Real Estate - Construction								
Pass / not rated	$ 6,570	$ 29,918	$ 63,192	$ 23,418	$ 8,135	$ 4,900	$ 89	$ 136,222
Special mention	—	—	—	14,425	—	10,834	—	25,259
Substandard	—	—	—	—	—	6,270	—	6,270
Doubtful / loss	—	—	—	—	—	—	—	—
Subtotal	$ 6,570	$ 29,918	$ 63,192	$ 37,843	$ 8,135	$ 22,004	$ 89	$ 167,751
Commercial Business								
Pass / not rated	$ 2,311,344	$ 1,090,034	$ 291,592	$ 298,133	$ 69,721	$ 95,531	$ 864,343	$ 5,020,698
Special mention	17,911	37,393	13,707	110	—	24	5,256	74,401
Substandard	—	2,833	5,889	1,000	1,020	3,691	—	14,433
Doubtful / loss	—	—	—	—	—	—	—	—
Subtotal	$ 2,329,255	$ 1,130,260	$ 311,188	$ 299,243	$ 70,741	$ 99,246	$ 869,599	$ 5,109,532
Residential Mortgage								
Pass / not rated	$ 382,935	$ 283,163	$ 1,386	$ 30,603	$ 62,976	$ 75,242	$ —	$ 836,305
Special mention	—	—	—	—	—	—	—	—
Substandard	—	311	—	967	384	8,113	—	9,775
Doubtful / loss	—	—	—	—	—	—	—	—
Subtotal	$ 382,935	$ 283,474	$ 1,386	$ 31,570	$ 63,360	$ 83,355	$ —	$ 846,080
Consumer and Other								
Pass / not rated	$ 10,005	$ 723	$ 3,351	$ 223	$ 10	$ 1,420	$ 17,239	$ 32,971
Special mention	—	—	—	—	—	—	—	—
Substandard	—	—	—	—	—	377	—	377
Doubtful / loss	—	—	—	—	—	—	—	—
Subtotal	$ 10,005	$ 723	$ 3,351	$ 223	$ 10	$ 1,797	$ 17,239	$ 33,348
Total Loans								
Pass / not rated	$ 5,125,915	$ 3,567,993	$ 1,668,356	$ 1,405,364	$ 1,151,260	$ 1,236,460	$ 986,856	$ 15,142,204
Special mention	17,911	52,015	21,008	20,536	13,565	26,770	5,458	157,263
Substandard	—	11,384	7,625	9,848	11,654	63,562	—	104,073
Doubtful / loss	—	—	—	—	—	—	—	—
Total	$ 5,143,826	$ 3,631,392	$ 1,696,989	$ 1,435,748	$ 1,176,479	$ 1,326,792	$ 992,314	$ 15,403,540

	December 31, 2021							
	Term Loan by Origination Year						Revolving Loans	Total
	2021	2020	2019	2018	2017	Prior		
	(Dollars in thousands)							
Real Estate - Residential								
Pass / not rated	$ 26,093	$ 10,471	$ 11,442	$ 4,952	$ 2,987	$ 7,260	$ 4,403	$ 67,608
Special mention	—	—	—	534	—	924	—	1,458
Substandard	—	—	—	133	—	—	—	133
Doubtful / loss	—	—	—	—	—	—	—	—
Subtotal	$ 26,093	$ 10,471	$ 11,442	$ 5,619	$ 2,987	$ 8,184	$ 4,403	$ 69,199
Real Estate - Commercial								
Pass / not rated	$ 2,451,662	$ 1,415,909	$ 1,252,851	$ 1,238,425	$ 883,790	$ 1,086,182	$ 89,501	$ 8,418,320
Special mention	5,553	8,882	39,567	20,203	27,204	73,090	5,970	180,469
Substandard	7,436	7,718	17,533	25,330	53,000	105,995	279	217,291
Doubtful / loss	—	—	—	—	—	—	—	—
Subtotal	$ 2,464,651	$ 1,432,509	$ 1,309,951	$ 1,283,958	$ 963,994	$ 1,265,267	$ 95,750	$ 8,816,080
Real Estate - Construction								
Pass / not rated	$ 16,545	$ 67,628	$ 32,044	$ 32,908	$ 8,292	$ 5,685	$ 89	$ 163,191
Special mention	—	—	—	45,996	5,074	6,391	—	57,461
Substandard	—	—	—	—	—	—	—	—
Doubtful / loss	—	—	—	—	—	—	—	—
Subtotal	$ 16,545	$ 67,628	$ 32,044	$ 78,904	$ 13,366	$ 12,076	$ 89	$ 220,652
Commercial Business								
Pass / not rated	$ 1,755,104	$ 431,145	$ 461,460	$ 98,812	$ 53,629	$ 70,294	$ 1,299,372	$ 4,169,816
Special mention	1,379	523	4,780	2,897	550	5,083	2,594	17,806
Substandard	3,796	941	2,308	1,651	3,803	3,461	5,092	21,052
Doubtful / loss	—	—	—	—	—	—	—	—
Subtotal	$ 1,760,279	$ 432,609	$ 468,548	$ 103,360	$ 57,982	$ 78,838	$ 1,307,058	$ 4,208,674
Residential Mortgage								
Pass / not rated	$ 282,191	$ 1,420	$ 40,377	$ 112,743	$ 85,446	$ 53,979	$ —	$ 576,156
Special mention	—	—	—	—	—	—	—	—
Substandard	275	—	128	394	541	2,132	—	3,470
Doubtful / loss	—	—	—	—	—	—	—	—
Subtotal	$ 282,466	$ 1,420	$ 40,505	$ 113,137	$ 85,987	$ 56,111	$ —	$ 579,626
Consumer and Other								
Pass / not rated	$ 19,203	$ 5,347	$ 1,783	$ 1,699	$ 1,769	$ 6,165	$ 22,095	$ 58,061
Special mention	—	—	—	—	—	—	—	—
Substandard	—	—	—	—	—	451	—	451
Doubtful / loss	—	—	—	—	—	—	—	—
Subtotal	$ 19,203	$ 5,347	$ 1,783	$ 1,699	$ 1,769	$ 6,616	$ 22,095	$ 58,512
Total Loans								
Pass / not rated	$ 4,550,798	$ 1,931,920	$ 1,799,957	$ 1,489,539	$ 1,035,913	$ 1,229,565	$ 1,415,460	$ 13,453,152
Special mention	6,932	9,405	44,347	69,630	32,828	85,488	8,564	257,194
Substandard	11,507	8,659	19,969	27,508	57,344	112,039	5,371	242,397
Doubtful / loss	—	—	—	—	—	—	—	—
Total	$ 4,569,237	$ 1,949,984	$ 1,864,273	$ 1,586,677	$ 1,126,085	$ 1,427,092	$ 1,429,395	$ 13,952,743

For the years ended December 31, 2022 and 2021, there were no revolving loans converted to term loans.

The Company may reclassify loans held for investment to loans held for sale in the event that the Company plans to sell loans that were originated with the intent to hold to maturity. Loans transferred from held for investment to held for sale are carried at the lower of cost or fair value. The breakdown of loans by type that were reclassified from held for investment to held for sale for the years ended December 31, 2022, 2021, and 2020 are presented in the following table:

	Year Ended December 31,					
	2022		**2021**		**2020**	
Transfer of loans held for investment to held for sale	(Dollars in thousands)					
Real estate - commercial	$	257,317	$	365,426	$	—
Commercial business		54,218		100,154		—
Residential mortgage		—		7,018		—
Consumer		—		—		1,243
Total	$	311,535	$	472,598	$	1,243

The following tables present a breakdown of loans by recorded ACL, broken out by loans evaluated individually and collectively at December 31, 2022 and 2021:

	December 31, 2022													
	Real Estate – Residential		**Real Estate – Commercial**		**Real Estate – Construction**		**Commercial Business**		**Residential Mortgage**		**Consumer and Other**		**Total**	
	(Dollars in thousands)													
Individually evaluated loans	$	—	$	43,461	$	—	$	12,477	$	9,775	$	436	$	66,149
ACL on individually evaluated loans	$	—	$	870	$	—	$	2,941	$	24	$	21	$	3,856
Individually evaluated loans ACL coverage		N/A		2.00%		N/A		23.57%		0.25%		4.82%		5.83%
Collectively evaluated loans	$	76,045	$	9,127,323	$	167,751	$	5,097,055	$	836,305	$	32,912	$	15,337,391
ACL on collectively evaluated loans	$	1,014	$	92,947	$	1,053	$	53,931	$	8,896	$	662	$	158,503
Collectively evaluated loans ACL coverage		1.33%		1.02%		0.63%		1.06%		1.06%		2.01%		1.03%
Total loans	$	76,045	$	9,170,784	$	167,751	$	5,109,532	$	846,080	$	33,348	$	15,403,540
Total ACL	$	1,014	$	93,817	$	1,053	$	56,872	$	8,920	$	683	$	162,359
Total ACL to total loans		1.33%		1.02%		0.63%		1.11%		1.05%		2.05%		1.05%

	Real Estate – Residential	Real Estate – Commercial	Real Estate – Construction	Commercial Business	Residential Mortgage	Consumer and Other	Total
				December 31, 2021			
				(Dollars in thousands)			
Individually evaluated loans	$ —	$ 83,347	$ —	$ 19,407	$ 3,470	$ 409	$ 106,633
ACL on individually evaluated loans	$ —	$ 2,025	$ —	$ 3,056	$ 11	$ 23	$ 5,115
Individually evaluated loans ACL coverage	N/A	2.43%	N/A	15.75%	0.32%	5.62%	4.80%
Collectively evaluated loans	$ 69,199	$ 8,732,733	$ 220,652	$ 4,189,267	$ 576,156	$ 58,103	$ 13,846,110
ACL on collectively evaluated loans	$ 729	$ 104,145	$ 1,541	$ 24,755	$ 3,305	$ 960	$ 135,435
Collectively evaluated loans ACL coverage	1.05%	1.19%	0.70%	0.59%	0.57%	1.65%	0.98%
Total loans	$ 69,199	$ 8,816,080	$ 220,652	$ 4,208,674	$ 579,626	$ 58,512	$ 13,952,743
Total ACL	$ 729	$ 106,170	$ 1,541	$ 27,811	$ 3,316	$ 983	$ 140,550
Total ACL to total loans	1.05%	1.20%	0.70%	0.66%	0.57%	1.68%	1.01%

Under certain circumstances, the Company provides borrowers relief through loan modifications. These modifications are either temporary in nature ("temporary modifications") or are more substantive. The temporary modifications generally consist of interest only payments for a three to six month period, whereby principal payments are deferred. At the end of the modification period, the remaining principal balance is re-amortized based on the original maturity date. At the end of the modification period, the loan either 1) returns to the original contractual terms; 2) is further modified and accounted for as a troubled debt restructuring in accordance with ASC 310-10-35; or 3) is disposed of through foreclosure or liquidation.

TDR loans are individually evaluated in accordance with ASC 310 and ASC 326. The concessions may be granted in various forms, including reduction in the stated interest rate, reduction in the amount of principal amortization, forgiveness of a portion of a loan balance or accrued interest, or extension of the maturity date. In order to determine whether a borrower is experiencing financial difficulty, an evaluation is performed on the probability that the borrower will be in payment default on their debt in the foreseeable future without the modification. This evaluation is performed under the Bank's internal underwriting policy. At December 31, 2022, TDR loans totaled $41.1 million, compared to $65.5 million at December 31, 2021.

The balance of loans with modified terms due to COVID-19 as of December 31, 2022 totaled $0 compared to $22.8 million at December 31, 2021. The loans were modified in accordance with Section 4013 of the CARES Act. The CARES Act provides banks the option to temporarily suspend certain requirements under U.S. GAAP related to TDR for a limited period of time to account for the effects of COVID-19 if (i) the loan modification is made between March 1, 2020 and the earlier of January 1, 2022 or 60 days after the end of the coronavirus emergency declaration and (ii) the applicable loan was not more than 30 days past due as of December 31, 2019. As such, all modified loans that met the criteria outlined within Section 4013 of the CARES Act were not classified as TDR loans unless the loans were TDR prior to the COVID-19 modification or borrowers were identified to be experiencing financial difficulty prior to the COVID-19 pandemic (see "COVID-19 Related Loan Modifications" in the Financial Condition section of the Management's Discussion and Analysis of Financial Condition and Results of Operations for more information).

A summary of the amortized cost of TDR loans on accrual and nonaccrual status by type of concession as of December 31, 2022 and 2021 is presented below:

December 31, 2022

	TDR Loans on Accrual Status				TDR Loans on Nonaccrual Status				Total TDRs
	Real Estate	Commercial Business	Residential Mortgage	Other	Real Estate	Commercial Business	Residential Mortgage	Other	
	(Dollars in thousands)								
Payment concession	$ 5,404	$ 501	$ —	$ —	$ 20,193	$ 171	$ —	$ —	$ 26,269
Maturity / amortization concession	2,190	6,175	—	280	101	2,245	—	87	11,078
Rate concession	2,195	186	—	—	—	1,398	—	—	3,779
Total	$ 9,789	$ 6,862	$ —	$ 280	$ 20,294	$ 3,814	$ —	$ 87	$ 41,126

December 31, 2021

	TDR Loans on Accrual Status				TDR Loans on Nonaccrual Status				Total TDRs
	Real Estate	Commercial Business	Residential Mortgage	Other	Real Estate	Commercial Business	Residential Mortgage	Other	
	(Dollars in thousands)								
Payment concession	$ 23,196	$ 790	$ —	$ 16	$ 7,533	$ 420	$ —	$ —	$ 31,955
Maturity / amortization concession	15,449	7,284	—	183	269	3,109	—	117	26,411
Rate concession	5,161	339	—	—	234	1,413	—	—	7,147
Total	$ 43,806	$ 8,413	$ —	$ 199	$ 8,036	$ 4,942	$ —	$ 117	$ 65,513

TDR loans on accrual status are comprised of loans that were accruing at the time of restructuring and for which the Company anticipates full repayment of both principal and interest under the restructured terms. TDR loans that are on nonaccrual status can be returned to accrual status after a period of sustained performance, generally determined to be six months of timely payments as modified. Sustained performance includes the periods prior to the modification and if the prior performance met or exceeded the modified terms. TDR loans on accrual status at December 31, 2022 were comprised of 24 commercial real estate loans totaling $9.8 million, 11 commercial business loans totaling $6.9 million, and 9 consumer and other loans totaling $280 thousand. TDR loans on accrual status at December 31, 2021 were comprised of 31 commercial real estate loans totaling $43.8 million, 19 commercial business loans totaling $8.4 million, and 10 consumer and other loans totaling $199 thousand. The Company expects that TDR loans on accrual status as of December 31, 2022, which were all performing in accordance with their restructured terms, to continue to comply with the restructured terms because of the reduced principal or interest payments on these loans. TDR loans that were restructured at market interest rates and had sustained performance as agreed under the modified loan terms may be reclassified as non-TDR after each year end but are reserved for under ASC 310-10.

The Company recorded an allowance for credit losses totaling $2.8 million, $2.7 million, and $4.8 million for TDR loans as of December 31, 2022, 2021, and 2020, respectively. As of December 31, 2022 and 2021, the Company had outstanding commitments to extend additional funds to these borrowers totaling $40 thousand and $557 thousand, respectively.

The following tables present the amortized cost of loans classified as TDR during the years ended December 31, 2022, 2021, and 2020 by class of loans.

	Year Ended December 31,					
	2022		**2021**		**2020**	
	Number of Loans	**Balance**	**Number of Loans**	**Balance**	**Number of Loans**	**Balance**
	(Dollars in thousands)					
Real estate – residential	—	$ —	—	$ —	—	$ —
Real estate – commercial						
Retail	—	—	5	24,169	3	1,589
Hotel & motel	1	1,932	—	—	—	—
Gas station & car wash	—	—	1	575	2	501
Mixed use	—	—	—	—	2	1,215
Industrial & warehouse	—	—	1	506	1	256
Other	—	—	—	—	2	2,722
Real estate – construction	—	—	—	—	—	—
Commercial business	—	—	3	309	6	1,620
Residential mortgage	—	—	—	—	—	—
Consumer and other	—	—	2	13	9	113
Total	1	$ 1,932	12	$ 25,572	25	$ 8,016

The allowance for credit losses for the TDRs modified during the years ended December 31, 2022, 2021, and 2020 were $0, $86 thousand, and $1.5 million, respectively. There were no charge offs for TDR loans modified during the years ended December 31, 2022, 2021, and 2020.

There was one new TDR loan modified with a payment concession totaling $1.9 million during the year ended December 31, 2022. For the year ended December 31, 2021, there were five TDR loans modified with payment concessions totaling $17.8 million and seven loans modified through maturity concessions totaling $7.8 million. For the year ended December 31, 2020, there were 11 TDR loans modified with payment concessions totaling $2.0 million, 12 TDR loans modified through maturity concessions totaling $5.4 million, and two TDR loans modified through interest rate concessions totaling $622 thousand.

The following tables present the amortized cost balance of loans modified as TDRs within the previous twelve months ended December 31, 2022, 2021, and 2020 that subsequently had payment defaults during the years ended December 31, 2022, 2021, and 2020:

	For the Year Ended December 31,					
	2022		2021		2020	
	Number of Loans	Balance	Number of Loans	Balance	Number of Loans	Balance
	(Dollars in thousands)					
Real estate – residential	—	$ —	—	$ —	—	$ —
Real estate – commercial						
Retail	—	—	3	5,906	1	478
Hotel & motel	—	—	—	—	—	—
Gas station & car wash	—	—	1	575	1	464
Mixed Use	—	—	—	—	2	1,215
Industrial & warehouse	—	—	—	—	—	—
Other	—	—	—	—	—	—
Real estate – construction	—	—	—	—	—	—
Commercial business	—	—	1	102	1	164
Residential mortgage	—	—	—	—	—	—
Consumer and other	—	—	2	13	5	30
Total	—	$ —	7	$ 6,596	10	$ 2,351

A loan is considered to be in payment default once it is 30 days contractually past due under the modified terms. The Company recorded $0, $101 thousand and $120 thousand in ACL for TDR loans that had payment defaults during the year ended December 31, 2022, 2021 and 2020. There were no charge offs for TDR loans that had payment defaults during the year ended December 31, 2022, 2021 and 2020.

There were seven TDR loans that subsequently defaulted during the year ended December 31, 2021. Three commercial real estate loans were modified through maturity concessions totaling $5.9 million. Four TDR loans that subsequently defaulted were modified through payment concessions which were comprised of one commercial real estate loan totaling to $575 thousand, one commercial business loan totaling to $102 thousand, and two consumer and other loans totaling to $13 thousand.

There were ten TDR loans that subsequently defaulted in 2020. The four maturity concessions were comprised of two commercial real estate loans totaling $1.2 million and two consumer and other loans totaling $11 thousand. Four were modified through payment concessions comprised of one commercial real estate for $464 thousand and three consumer loans totaling $19 thousand. The two interest rate concessions were comprised of one commercial real estate loans for $458 thousand and one commercial business for $164 thousand.

Related Party Loans

In the ordinary course of business, the Company enters into loan transactions with certain of its executives and directors or associates of such executives and directors ("Related Parties"). All loans to Related Parties were made at substantially the same terms and conditions at the time of origination as other originated loans to borrowers that were not affiliated with the Company. All loans to Related Parties were current as of December 31, 2022 and 2021, and the outstanding principal balance as of December 31, 2022 and 2021 was $92.8 million and $31.9 million, respectively. Loans to Related Parties at December 31, 2022 consisted of $92.8 million in commercial real estate loans and $29 thousand in commercial business loans. Loans to Related Parties at December 31, 2021 consisted of $31.2 million in commercial real estate loans and $747 thousand in commercial business loans. The increase in Related Party loans from December 31, 2021 to December 31, 2022 was due to new loans totaling $64.2 million offset by payoffs of $2.5 million and payments of $756 thousand.

5.   GOODWILL AND OTHER INTANGIBLE ASSETS

The carrying amount of the Company's goodwill as of December 31, 2022 and 2021 was $464.5 million. Goodwill represents the excess of the purchase price over the sum of the estimated fair values of the tangible and identifiable intangible assets acquired less the estimated fair value of the liabilities assumed. Goodwill has an indefinite useful life and is evaluated for impairment annually or more frequently if events and circumstances indicate that the asset might be impaired. An impairment loss is recognized to the extent that the carrying amount exceeds the asset's fair value. For the year ended December 31, 2022, the Company performed a qualitative assessment to test for impairment and the management has concluded that there was no impairment. As the Company operates as single business unit, goodwill impairment was assessed based on the Company as a whole. Goodwill is not amortized for book purposes and is not tax deductible.

Core deposit intangible assets are amortized over their estimated lives, which range from seven to ten years. The following table provides information regarding the core deposit intangibles as of the dates indicated:

			December 31, 2022		December 31, 2021	
Core Deposit Intangibles Related To:	**Amortization Period**	**Gross Amount**	**Accumulated Amortization**	**Carrying Amount**	**Accumulated Amortization**	**Carrying Amount**
			(Dollars in thousands)			
Foster Bankshares acquisition	10 years	$ 2,763	$ (2,668)	$ 95	$ (2,504)	$ 259
Wilshire Bancorp acquisition	10 years	18,138	(12,507)	5,631	(10,726)	7,412
Total		$ 20,901	$ (15,175)	$ 5,726	$ (13,230)	$ 7,671

Total amortization expense on core deposit intangibles was $1.9 million and $2.0 million for the years ended December 31, 2022 and 2021, respectively. The estimated future amortization expense for core deposit intangibles is as follows: $1.8 million in 2023, $1.6 million in 2024, $1.5 million in 2025, and $829 thousand in 2026.

6.   PREMISES AND EQUIPMENT

The following table provides information regarding the premises and equipment at December 31, 2022 and 2021:

	December 31,	
	2022	**2021**
	(Dollars in thousands)	
Land	$ 11,244	$ 11,244
Building and improvements	24,191	24,018
Furniture, fixtures, and equipment	32,347	28,829
Leasehold improvements	29,061	28,201
Vehicles	123	123
Software/License	17,532	14,341
Total premises and equipment, gross	114,498	106,756
Less: Accumulated depreciation and amortization	(67,639)	(61,089)
Total premises and equipment, net	$ 46,859	$ 45,667

Depreciation and amortization expense totaled $7.9 million, $8.2 million, and $8.2 million for the years ended December 31, 2022, 2021, and 2020, respectively.

7.   **LEASES**

The Company's operating leases are real estate leases which are comprised of bank branch locations, loan production offices, and office spaces with remaining lease terms ranging from 1 to 10 years as of December 31, 2022. Certain lease arrangements contain extension options which are typically around 5 years. As these extension options are not generally considered reasonably certain of exercise, they are not included in the lease term.

Operating lease right-of-use ("ROU") assets represent the Company's right to use the underlying asset during the lease term and operating lease liabilities represent the Company's obligation to make lease payments arising from the lease. ROU assets and operating lease liabilities are recognized at lease commencement based on the present value of the remaining lease payments using the Company's incremental borrowing rate at the lease commencement date. The Company's occupancy expense also includes variable lease costs which is comprised of the Company's share of actual costs for utilities, common area maintenance, property taxes, and insurance that are not included in lease liabilities and are expensed as incurred. Variable lease costs also include rent escalations based on changes to indices, such as the Consumer Price Index.

The table below summarizes the Company's net lease cost:

	Year Ended December 31,			
	2022		**2021**	
	(Dollars in thousands)			
Operating lease cost	$	15,455	$	15,487
Variable lease cost		4,617		3,205
Sublease income		(687)		(456)
Net lease cost	$	19,385	$	18,236

Rent expense for the years ended December 31, 2022, 2021, and 2020 totaled $17.8 million, $18.3 million, and $18.6 million, respectively.

The Company uses its incremental borrowing rate to present value lease payments in order to recognize a ROU asset and the related lease liability. The Company calculates its incremental borrowing rate by adding a spread to the FHLB borrowing interest rate at a given period.

The table below summarizes supplemental balance sheet information related to operating leases:

	December 31,			
	2022		**2021**	
	(Dollars in thousands)			
Operating lease right-of-use assets	$	55,034	$	52,701
Current portion of long-term lease liabilities		13,769		12,678
Long-term lease liabilities		45,319		44,625
Weighted-average remaining lease term - operating leases		4.7 years		5.2 years
Weighted-average discount rate - operating leases		2.44 %		2.43 %

There was no impairment on operating right-of-use assets during 2022 and 2021.

The table below summarizes the maturity of remaining lease liabilities:

	December 31, 2022
	(Dollars in thousands)
2023	$ 15,014
2024	13,937
2025	12,187
2026	11,431
2027	5,918
2028 and thereafter	4,322
Total lease payments	62,809
Less: imputed interest	3,721
Total lease obligations	$ 59,088

As of December 31, 2022, the Company did not have any additional operating lease commitments that have not yet commenced.

8.   DEPOSITS

The aggregate amounts of time deposits in denominations of more than $250 thousand at December 31, 2022 and 2021, was $2.39 billion and $1.49 billion, respectively. Included in time deposits of more than $250 thousand were $300.0 million in California State Treasurer's deposits at December 31, 2022 and 2021. The California State Treasurer's deposits are subject to withdrawal based on the State's periodic evaluations. The Company is required to pledge eligible collateral of at least 110% of outstanding deposits. At December 31, 2022 and 2021, securities with fair values of approximately $348.0 million and $359.8 million, respectively, were pledged as collateral for the California State Treasurer's deposit.

The Company also utilizes brokered deposits as a secondary source of funds. Total brokered deposits at December 31, 2022 and 2021 totaled $1.18 billion and $810.9 million, respectively. Brokered deposits at December 31, 2022 consisted of $70.2 million in money market and NOW accounts and $1.11 billion in time deposit accounts. Brokered deposits at December 31, 2021 consisted of $770.0 million in money market and NOW accounts and $40.9 million in time deposit accounts.

At December 31, 2022, the scheduled maturities for time deposits were as follows:

	December 31, 2022
	(Dollars in thousands)
Scheduled maturities in:	
2023	$ 4,973,023
2024	14,861
2025	1,121
2026	550
2027	505
2028 and thereafter	—
Total	$ 4,990,060

The following table presents the maturity schedules of time deposits in amounts of more than $250 thousand as of December 31, 2022:

	December 31, 2022
	(Dollars in thousands)
Three months or less	$ 242,755
Over three months through six months	509,744
Over six months through twelve months	1,629,667
Over twelve months	3,407
Total	$ 2,385,573

Interest expense on deposits for the periods indicated is summarized as follows:

	Year Ended December 31,		
	2022	2021	2020
	(Dollars in thousands)		
Money market and NOW	$ 68,961	$ 22,867	$ 34,529
Savings deposits	3,802	3,623	3,475
Time deposits	42,076	15,521	72,365
Total deposit interest expense	$ 114,839	$ 42,011	$ 110,369

9.   BORROWINGS

At December 31, 2022, borrowings totaled $865.0 million consisting of $600.0 million in FHLB borrowings and $265.0 million in borrowings from the FRB compared to $300.0 million in FHLB borrowings at December 31, 2021. There were no borrowings from the FRB at December 31, 2021.

The Company maintains a line of credit with the FHLB of San Francisco as a secondary source of funds. The borrowing capacity with the FHLB is limited to the lower of either 25% of the Bank's total assets or the Bank's collateral capacity, and was $4.59 billion and $4.45 billion at December 31, 2022 and 2021, respectively. The terms of this credit facility require the Company to pledge eligible collateral with the FHLB equal to at least 100% of outstanding advances. The Company also has an unsecured credit facility with the FHLB that totaled $81.2 million at December 31, 2022 and 2021.

At December 31, 2022 and 2021, real estate secured loans with a carrying amount of approximately $8.08 billion and $6.96 billion, respectively, were pledged at the FHLB for outstanding advances and remaining borrowing capacity. At December 31, 2022 and 2021, other than FHLB stock, no securities were pledged as collateral at the FHLB. The purchase of FHLB stock is a prerequisite to become a member of the FHLB system, and the Company is required to own a certain amount of FHLB stock based on total asset size and outstanding borrowings.

At December 31, 2022 and 2021, FHLB advances totaled $600.0 million and $300.0 million, and had weighted average effective interest rates of 3.40% and 0.92%, respectively. At December 31, 2022, $100.0 million in advances had fixed interest rates until maturity and $500.0 million in advances had variable interest rates. All FHLB advances at December 31, 2022 had maturities in January 2023. The interest rates on FHLB advances as of December 31, 2022 ranged between 3.24% and 4.20%. At December 31, 2022, the Company's remaining borrowing capacity with the FHLB was $3.98 billion.

As a member of the Federal Reserve Bank ("FRB") system, the Bank may also borrow from the FRB of San Francisco. The maximum amount that the Bank may borrow from the FRB's discount window is up to 99% of the fair market value of the qualifying loans and securities that are pledged. At December 31, 2022, the outstanding principal balance of the qualifying loans pledged at the FRB was $794.1 million and there was one investment security pledged at the discount window with a fair value of $1.0 million. The Company had $265.0 million and $0 in borrowings from the FRB discount window at December 31, 2022 and December 31, 2021, respectively. At December 31, 2022 and 2021, the total remaining available borrowing capacity at the FRB discount window was $405.1 million and $606.6 million, respectively. The FRB borrowing outstanding at December 31, 2022 was an overnight borrowing and had an interest rate of 4.50%.

The Company also maintains unsecured borrowing lines with other banks. There were no unsecured borrowings from other banks at December 31, 2022 and 2021.

10. SUBORDINATED DEBENTURES AND CONVERTIBLE NOTES

Subordinated Debt

At December 31, 2022, the Company had 9 wholly owned subsidiary grantor trusts that had issued $126.0 million of pooled trust preferred securities. Trust preferred securities accrue and pay distributions periodically at specified annual rates as provided in the indentures. The trusts used the net proceeds from the offering to purchase a like amount of subordinated debentures (the "Debentures"). The Debentures are the sole assets of the trusts. The Company's obligations under the subordinated debentures and related documents, taken together, constitute a full and unconditional guarantee by the Company of the obligations of the trusts. The trust preferred securities are mandatorily redeemable upon the maturity of the Debentures, or upon earlier redemption as provided in the indentures. The Company has the right to redeem the Debentures in whole (but not in part) on a quarterly basis at a redemption price specified in the indentures plus any accrued but unpaid interest to the redemption date. The Company also has a right to defer consecutive payments of interest on the debentures for up to five years.

The following table is a summary of trust preferred securities and Debentures at December 31, 2022:

Issuance Trust	Issuance Date	Trust Preferred Security Amount	Carrying Value of Debentures	Rate Type	Current Rate	Maturity Date
		(Dollars in thousands)				
Nara Capital Trust III	06/05/2003	$ 5,000	$ 5,155	Variable	7.919%	06/15/2033
Nara Statutory Trust IV	12/22/2003	5,000	5,155	Variable	6.929%	01/07/2034
Nara Statutory Trust V	12/17/2003	10,000	10,310	Variable	7.688%	12/17/2033
Nara Statutory Trust VI	03/22/2007	8,000	8,248	Variable	6.419%	06/15/2037
Center Capital Trust I	12/30/2003	18,000	14,937	Variable	6.929%	01/07/2034
Wilshire Trust II	03/17/2005	20,000	16,435	Variable	6.528%	03/17/2035
Wilshire Trust III	09/15/2005	15,000	11,722	Variable	6.169%	09/15/2035
Wilshire Trust IV	07/10/2007	25,000	18,932	Variable	6.149%	09/15/2037
Saehan Capital Trust I	03/30/2007	20,000	15,671	Variable	6.350%	06/30/2037
Total		$ 126,000	$ 106,565			

The carrying value of Debentures at December 31, 2022 and 2021 was $106.6 million and $105.4 million, respectively. At December 31, 2022 and 2021, acquired Debentures had remaining discounts of $23.3 million and $24.5 million, respectively. The carrying balance of Debentures is net of remaining discounts and includes common trust securities.

The Company's investment in the common trust securities of the issuer trusts was $3.9 million at December 31, 2022 and 2021, and is included in other assets. Although the subordinated debt issued by the trusts are not included as a component of stockholders' equity in the Consolidated Statements of Financial Condition, the debt is treated as capital for regulatory purposes. The Company's trust preferred security debt issuances (less common trust securities) are includable in Tier 1 capital up to a maximum of 25% of capital on an aggregate basis as they were grandfathered in under BASEL III. Any amount that exceeds 25% qualifies as Tier 2 capital.

Convertible Notes

In 2018, the Company issued $217.5 million aggregate principal amount of 2.00% convertible senior notes maturing on May 15, 2038 in a private offering to qualified institutional buyers under Rule 144A of the Securities Act of 1933. The convertible notes can be converted into shares of the Company's common stock at an initial rate of 45.0760 shares per $1,000 principal amount of the notes (equivalent to an initial conversion price of approximately $22.18 per share of common stock which represents a premium of 22.50% to the closing stock price on the date of the pricing of the notes). Holders of the convertible notes have the option to convert all or a portion of the notes at any time on or after February 15, 2023. Prior to February 15, 2023, the convertible notes cannot be converted unless under certain specified scenarios. The convertible notes can be called by the Company, in part or in whole, on or after May 20, 2023 for 100% of the principal amount in cash. Holders of the convertible notes also have the option to put the notes back to the Company on May 15, 2023, May 15, 2028, or May 15, 2033 for 100% of the principal amount in cash. The convertible notes can be settled in cash, stock, or a combination of stock and cash at the option of the Company.

The convertible notes issued by the Company were initially separated into a debt component and an equity component which represents the stock conversion option. The present value of the convertible notes was calculated based on a discount rate of 4.25%, which represented the current offering rate for similar types of debt without conversion options. The difference between the principal amount of the notes and the present value was recorded as the convertible note discount and additional paid-in capital. The issuance costs related to the offering were also allocated into a debt component to be capitalized, and an equity component in the same percentage allocation of debt and equity of the convertible note.

On January 1, 2021, the Company early adopted ASU 2020-06 under the modified retrospective approach. Subsequently, the Company accounts for its convertible notes as a single debt instrument. At the adoption of ASU 2020-06, portions previously allocated to equity and the remaining convertible notes discount were both reversed. The reversal of the equity portions of the convertible notes totaled $18.3 million, net of taxes which was recorded as a reduction to additional paid-in capital. The adoption of ASU 2020-06 resulted in a $10.7 million net adjustment to beginning retained earnings.

The value of the convertible notes at issuance and the carrying value as of December 31, 2022, 2021 and 2020 are presented in the tables below:

	Capitalization Period	Gross Carrying Amount	December 31, 2022		
			Total Capitalization		Carrying Amount
		(Dollars in thousands)			
Convertible notes principal balance		$ 217,500	$	—	$ 217,500
Issuance costs to be capitalized	5 years	(4,119)	3,767		(352)
Carrying balance of convertible notes		$ 213,381	$	3,767	$ 217,148

	Capitalization Period	Gross Carrying Amount	December 31, 2021		
			Total Capitalization		Carrying Amount
		(Dollars in thousands)			
Convertible notes principal balance		$ 217,500	$	—	$ 217,500
Issuance costs to be capitalized	5 years	(4,119)	2,828		(1,291)
Carrying balance of convertible notes		$ 213,381	$	2,828	$ 216,209

	Amortization/ Capitalization Period	Gross Carrying Amount	December 31, 2020		
			Accumulated Amortization / Capitalization		Carrying Amount
		(Dollars in thousands)			
Convertible notes principal balance		$ 217,500	$	—	$ 217,500
Discount	5 years	(21,880)	10,951		(10,929)
Issuance costs to be capitalized	5 years	(4,119)	2,113		(2,006)
Carrying balance of convertible notes		$ 191,501	$	13,064	$ 204,565

Interest expense on the convertible notes for the years ended December 31, 2022, 2021 and 2020 totaled $5.3 million, $5.3 million, and $9.5 million, respectively. With the adoption of ASU 2020-06, interest expense for the Company's convertible notes consists of accrued interest on the convertible note coupon and interest expense from capitalized issuance costs. Issuance cost capitalization expense will only be recorded for the first five outstanding years of the convertible notes.

11. INCOME TAXES

The following presents a summary of income tax provision follows for the years ended December 31:

	Current		Deferred		Total	
			(Dollars in thousands)			
2022						
Federal	$	52,676	$	(6,366)	$	46,310
State		34,050		(2,589)		31,461
	$	86,726	$	(8,955)	$	77,771
2021						
Federal	$	28,382	$	12,599	$	40,981
State		22,692		7,027		29,719
	$	51,074	$	19,626	$	70,700
2020						
Federal	$	28,284	$	(11,079)	$	17,205
State		20,490		(6,919)		13,571
	$	48,774	$	(17,998)	$	30,776

A reconciliation of the difference between the federal statutory income tax rate and the effective tax rate is shown in the following table for the years indicated:

	Year Ended December 31,		
	2022	**2021**	**2020**
Statutory tax rate	21.00 %	21.00 %	21.00 %
State taxes-net of federal tax effect	8.58 %	8.59 %	8.56 %
CRA investment tax credit	(2.99)%	(3.75)%	(7.34)%
Bank owned life insurance	(0.22)%	(0.17)%	(0.05)%
Tax exempt municipal bonds and loans	(0.26)%	(0.17)%	(0.38)%
State tax rate change	0.15 %	(0.04)%	(2.76)%
Changes in uncertain tax positions	(0.23)%	0.07 %	1.63 %
Other	0.24 %	0.15 %	0.97 %
Effective income tax rate	26.27 %	25.68 %	21.63 %

Deferred tax assets and liabilities at December 31, 2022 and 2021 were comprised of the following:

		December 31,		
		2022		**2021**
		(Dollars in thousands)		
Deferred tax assets:				
Statutory bad debt deduction less than financial statement provision	$	53,225	$	46,367
Net operating loss carry-forward		1,396		1,552
Investment security provision		469		469
State tax deductions		5,210		3,403
Accrued compensation		45		86
Deferred compensation		107		103
Mark to market on loans held for sale		3		1,721
Nonaccrual loan interest		4,044		4,290
Other real estate owned		455		421
Non-qualified stock option and restricted share expense		4,322		3,122
Lease liabilities		18,751		18,209
Unrealized loss on securities available for sale		96,319		4,583
Other		8,178		5,782
Total deferred tax assets	$	192,524	$	90,108
Deferred tax liabilities:				
Purchase accounting fair value adjustment	$	(6,583)	$	(5,978)
Depreciation		(293)		(6)
FHLB stock dividends		(332)		(257)
Deferred loan costs		(9,983)		(10,615)
State taxes deferred and other		(3,875)		(3,332)
Prepaid expenses		(1,677)		(942)
Amortization of intangibles		(1,908)		(2,513)
ROU asset		(17,464)		(16,746)
Total deferred tax liabilities	$	(42,115)	$	(40,389)
Net deferred tax assets	$	150,409	$	49,719

Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion, or all, of the deferred tax asset will not be realized. In assessing the realization of deferred tax assets, management evaluates both positive and negative evidence, including the existence of any cumulative losses in the current year and the prior two years, the amount of taxes paid in available carry-back years, the forecasts of future income, applicable tax planning strategies, and assessments of current and future economic and business conditions. This analysis is updated quarterly and adjusted as necessary.

Based on the analysis, the Company has determined that a valuation allowance for deferred tax assets was not required as of December 31, 2022 and 2021.

A summary of the Company's net operating loss carry-forwards as of December 31, 2022 and 2021 is as follows:

	Federal			State		
	Remaining Amount	Expires	Annual Limitation	Remaining Amount	Expires	Annual Limitation
	(Dollars in thousands)					
2022						
Saehan Bank (acquired by Wilshire)	$ 1,809	2030	$ 226	$ 2,261	2032	$ 226
Pacific International Bank	3,989	2032	420	—	N/A	—
Total	$ 5,798		$ 646	$ 2,261		$ 226
2021						
Saehan Bank (acquired by Wilshire)	$ 2,035	2030	$ 226	$ 2,488	2032	$ —
Pacific International Bank	4,409	2032	420	—	N/A	—
Total	$ 6,444		$ 646	$ 2,488		$ —

In 2020, the California Assembly Bill 85 (A.B. 85) was signed into law. A.B. 85 suspends the use of the net operating loss ("NOL") for the 2020, 2021, and 2022 tax years. For NOL incurred in tax years before 2020 for which a deduction is denied, the carryover period is extended by three years. On February 9, 2022, Senate Bill 113 ("S.B. 113") was signed into law, and among other changes, S.B. reinstates the California NOL deductions for tax years beginning in 2022, in effect shortening the suspension period for NOL deductions from A.B. 85 by one year.

The Company and its subsidiaries are subject to U.S. federal income tax as well as income tax of the state of California and various other states. The statute of limitations for the assessment of taxes for the consolidated Federal income tax return is closed for all tax years up to and including 2018. The expiration of the statute of limitations for the assessment of taxes for the various state income and franchise tax returns for the Company and subsidiaries varies by state. The Company is currently under examination by the New York City Department of Finance for the 2016, 2017 and 2018 tax years. While the outcome of the examination is unknown, the Company expects no material adjustments.

A reconciliation of the beginning and ending amount of unrecognized tax benefits for the years ended December 31, 2022 and 2021 is as follows:

	Year Ended December 31,	
	2022	2021
	(Dollars in thousands)	
Balance at January 1,	$ 3,278	$ 2,750
Additions based on tax positions related to prior years	434	528
Expiration of statute of limitations	(761)	—
Balance at December 31,	$ 2,951	$ 3,278

The total amount of unrecognized tax benefits was $3.0 million at December 31, 2022 and $3.3 million at December 31, 2021. The total amount of tax benefits, if recognized, would favorably impact the effective tax rate by $2.6 million and $2.9 million at December 31, 2022 and 2021, respectively. The Company expects the total amount of unrecognized tax benefits to decrease by approximately $1.2 million within the next twelve months due to an anticipated settlement with a state tax authority and the expiration of statute of limitations.

The Company recognizes interest and penalties related to income tax matters in income tax expense. The Company had approximately $359 thousand and $387 thousand accrued for interest expense at December 31, 2022 and 2021, respectively and no amount accrued for penalties.

12. STOCK-BASED COMPENSATION

In 2019, the Company's stockholders approved the 2019 stock-based incentive plan (the "2019 Plan"), which provides for grants of stock options, stock appreciation rights ("SAR"), restricted stock, performance shares, and performance units to non-employee directors, employees, and potentially consultants of the Company. Stock options may be either incentive stock options ("ISOs"), as defined in Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), or nonqualified stock options ("NQSOs").

The 2019 Plan provides the Company flexibility to (i) attract and retain qualified non-employee directors, executives, other key employees, and potentially consultants with appropriate equity-based awards to; (ii) motivate high levels of performance; (iii) recognize employee and potentially consultants' contributions to the Company's success; and (iv) align the interests of the participants with those of the Company's stockholders. The 2019 Plan initially had 4,400,000 shares that were available for grant to participants. The exercise price for shares under an ISO may not be less than 100% of fair market value on the date the award is granted under the Code. Similarly, under the terms of the 2019 Plan, the exercise price for SARs and NQSOs may not be less than 100% of fair market value on the date of grant. Performance units are awarded to participants at the market price of the Company's common stock on the date of award (after the lapse of the restriction period and the attainment of the performance criteria). All options not exercised generally expire 10 years after the date of grant.

ISOs, SARs, and NQSOs have vesting periods of three to five years and have 10-year contractual terms. Restricted stock, performance shares, and performance units are granted with a restriction period of not less than one year from the grant date for performance-based awards and not more than three years from the grant date for time-based vesting of grants. Compensation expense for awards is recognized over the vesting period.

Under the 2019 Plan, 1,443,000 shares were available for future grants as of December 31, 2022.

With the exception of the shares underlying stock options and restricted stock awards, the Board of Directors may choose to settle the awards by paying the equivalent cash value or by delivering the appropriate number of shares.

The following is a summary of the Company's stock option activity for the year ended December 31, 2022:

	Number of Shares		Weighted-Average Exercise Price Per Share	Weighted-Average Remaining Contractual Life (Years)		Aggregate Intrinsic Value (Dollars in thousands)
Outstanding - January 1, 2022	814,877	$	15.17			
Granted	—		—			
Exercised	(105,510)		5.02			
Expired	(60,000)		17.18			
Forfeited	—		—			
Outstanding - December 31, 2022	649,367	$	16.63	2.92	$	—
Options exercisable - December 31, 2022	649,367	$	16.63	2.92	$	—

The following is a summary of the Company's restricted stock and performance unit activity for the year ended December 31, 2022:

	Number of Shares		Weighted-Average Grant Date Fair Value
Outstanding (unvested) - January 1, 2022	1,561,197	$	12.08
Granted	1,007,942		15.85
Vested	(634,514)		12.65
Forfeited	(174,252)		13.55
Outstanding (unvested) - December 31, 2022	1,760,373	$	13.89

The total fair value of restricted stock and performance units vested for the years ended December 31, 2022, 2021, and 2020 was $9.7 million, $9.5 million, and $3.3 million, respectively.

The amount charged against income related to stock based payment arrangements was $12.3 million, $8.4 million, and $8.1 million for the years ended December 31, 2022, 2021, and 2020, respectively.

At December 31, 2022, unrecognized compensation expense related to non-vested stock option grants, restricted stock award, performance share units and long term incentive plan totaled $27.3 million and is expected to be recognized over a remaining weighted average vesting period of 1.7 years.

The estimated annual stock-based compensation expense as of December 31, 2022 for each of the succeeding years is indicated in the table below:

	Stock Based Compensation Expense
	(Dollars in thousands)
For the year ending December 31:	
2023	$ 13,654
2024	9,796
2025	3,510
2026	343
2027	—
Total	$ 27,303

The Company maintained the Hope Employee Stock Purchase Plan ("ESPP"), which allowed eligible employees to purchase the Company's common shares through payroll deductions which build up between the offering date and the purchase date. At the purchase date, the Company used the accumulated funds to purchase shares of the Company's common stock on behalf of the participating employees at a 10% discount to the closing price of the Company's common shares. The closing price is the lower of either the closing price on the first day of the offering period or the closing price on the purchase date. The dollar amount of common shares purchased under the ESPP must not exceed 20% of the participating employee's base salary, subject to a cap of $25 thousand in stock value based on the grant date. The ESPP was considered compensatory under GAAP and compensation expense for the ESPP was recognized as part of the Company's stock-based compensation expense. The compensation expense for ESPP for the years ended December 31, 2022, 2021, and 2020, was $284 thousand, $431 thousand, and $250 thousand, respectively. The Company discontinued the ESPP program in July 2022.

13.   EMPLOYEE BENEFIT PLANS

Deferred Compensation Plan - The Company established a deferred compensation plan that permits eligible officers, key executives, and directors to defer a portion of their compensation. The deferred compensation plan is still in effect and was amended in 2007 to be in compliance with IRC §409(A) regulations. The deferred compensation, together with accrued accumulated interest, is distributable in cash after retirement or termination of service. The deferred compensation liabilities at December 31, 2022 and 2021 amounted to $482 thousand and $593 thousand, respectively, and were included in other liabilities in the Consolidated Statements of Financial Condition. Interest expense recognized under the deferred compensation plan totaled $2 thousand, $5 thousand, and $9 thousand for 2022, 2021, and 2020, respectively.

The Company established and the Board approved a Long Term Incentive Plan ("LTIP") that rewards certain executive officers with deferred compensation if the Company meets certain performance goals, the NEOs meet individual performance goals, and the NEOs remain employed for a pre-determined period (between five and ten years, depending on the officer). All NEOs are currently participating in the LTIP. The Company accrued $555 thousand, $521 thousand, and $490 thousand in 2022, 2021, and 2020, respectively.

401(k) Savings Plan - The Company established a 401(k) savings plan, which is open to all eligible employees who are 21 years old or over and have completed 3 months of service. The Company matches 75% of the first 8% of the employee's compensation contributed. Employer matching is vested 25% after 2 years of service, 50% after 3 years of service, 75% after 4 years of service, and 100% after 5 or more years of service. Total employer contributions to the plan amounted to approximately $5.9 million, $5.8 million, and $5.4 million for 2022, 2021, and 2020, respectively.

Post-Retirement Benefit Plans - The Company purchased life insurance policies and entered into split dollar life insurance agreements with certain directors and officers. Under the terms of the split dollar life insurance agreements, a portion of the death benefits received by the Company will be paid to beneficiaries named by the directors and officers. Total death benefits received by the Company was $1.2 million, $1.3 million, and $1.0 million, for 2022, 2021, and 2020, respectively.

In 2016, the Company assumed Wilshire Bank's Survivor Income Plans which was originally adopted in 2003 and 2005 for the benefit of the directors and officers in order to encourage their continued employment and service, and to reward them for their past contributions. Wilshire Bank had also entered into separate Survivor Income Agreements with officers and directors relating to the Survivor Income Plan. Under the terms of the Survivor Income Plan, each participant is entitled to a base amount of death proceeds as set forth in the participant's election to participate, which base amount increases three percent per calendar year, but only until normal retirement age, which is 65. If the participant remains employed after age 65, the death benefit will be fixed at the amount determined at age 65. If a participant has attained age 65 prior to becoming a participant in the Survivor Income Plan, the death benefit shall be equal to the base amount set forth in their election to participate with no increases. The Company is obligated to pay any death benefit owed under the Survivor Income Plan in a lump sum within 90 days following the participant's death.

In 2011, the Company assumed Center Bank's Survivor Income Plan which was adopted in 2004 for the benefit of the directors and officers of the bank in order to encourage their continued employment and service, and to reward them for their past contributions. Under the terms of the Survivor Income Plan, each participant is entitled to a base amount of death proceeds as set forth in the participant's election to participate. The Company is obligated to pay any death benefit owed under the Survivor Income Plan in a lump sum within 90 days following the participant's death.

The participant's rights under the Survivor Income Plans terminate upon termination of employment. Upon termination of employment (except for termination for cause), if the participant has achieved the vesting requirements outlined in the plan, the participant will have the option to convert the amount of death benefits calculated at such termination to a split dollar arrangement, provided such arrangement is available under bank regulations and/or tax laws. If available, the Company and the participant will enter into a split dollar agreement and a split dollar policy endorsement. Under such an arrangement, the Company would annually impute income to the officer or the director based on tax laws or rules in force upon conversion. The Company's accumulated post-retirement benefit obligation at December 31, 2022, 2021, and 2020 was $6.8 million, $8.6 million, and $9.0 million, respectively.

14.   COMMITMENTS AND CONTINGENCIES

Legal Contingencies

In the normal course of business, the Company is involved in various legal claims. The Company has reviewed all legal claims against the Company with counsel for the year ended December 31, 2022 and has taken into consideration the views of such counsel as to the potential outcome of the claims. Loss contingencies for all legal claims totaled $229 thousand and $52 thousand at December 31, 2022 and 2021, respectively. It is reasonably possible that the Company may incur losses in excess of the amounts currently accrued. However, at this time, the Company is unable to estimate the range of additional losses that are reasonably possible because of a number of factors, including the fact that certain of these litigation matters are still in their early stages and involve claims that the Company believes has little to no merit. The Company has considered these and other possible loss contingencies and does not expect the amounts to be material to the consolidated financial statements.

Unfunded Commitments and Letters of Credit

In the normal course of business, the Company is a party to financial instruments with off-balance sheet risk that are used to meet the financing needs of customers. These financial instruments include commitments to extend credit, standby letters of credit, commercial letters of credit, and commitments to fund investments in affordable housing partnerships. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the Consolidated Statements of Financial Condition. The Company's exposure to credit loss in the event of nonperformance on commitments to extend credit and standby letters of credit is represented by the contractual notional amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as the Company does for extending loan facilities to customers. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary upon extension of credit, is based on the Company's credit evaluation of the counterparty. The types of collateral that the Company may hold can vary and may include accounts receivable, inventory, property, plant and equipment, and income-producing properties.

Commitments at December 31, 2022 and 2021 are summarized as follows:

	December 31,	
	2022	**2021**
	(Dollars in thousands)	
Commitments to extend credit	$ 2,856,263	$ 2,329,421
Standby letters of credit	132,538	126,137
Other letters of credit	22,376	56,333
Commitments to fund investments in affordable housing partnerships	11,792	9,514

Commitments and letters of credit generally have variable rates that are tied to the prime rate. The amount of fixed rate commitments is not considered material to this presentation. From time to time, the Company enters into certain types of contracts that contingently require the Company to indemnify parties against third party claims and other obligations customarily indemnified in the ordinary course of the Company's business. The terms of such obligations vary, and, generally, a maximum obligation is not explicitly stated. Therefore, the overall maximum amount of the obligations cannot be reasonably estimated. The most significant of these contracts relate to certain agreements with the Company's officers and directors under which the Company may be required to indemnify such persons for liabilities arising out of their employment relationship. Historically, the Company has not been obligated to make significant payments for these obligations, and no liabilities have been recorded for these obligations in its consolidated statements of financial condition as of December 31, 2022 and 2021.

The Company maintains an ACL for its off-balance sheet loan commitments which is calculated by loan type using estimated line utilization rates based on historical usage. Loss rates for outstanding loans is applied to the estimated utilization rates to calculate the ACL for off-balance sheet loan commitments. At December 31, 2022 and 2021, ACL for off-balance sheet loan commitments totaled $1.4 million and $1.1 million, respectively.

15.   FAIR VALUE MEASUREMENTS

Fair value is defined as the exchange price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date reflecting assumptions that a market participant would use when pricing an asset or liability. There are three levels of inputs that may be used to measure fair value. The fair value inputs of the instruments are classified and disclosed in one of the following categories pursuant to ASC 820:

Level 1 -   Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. The quoted price shall not be adjusted for any blockage factor (i.e., size of the position relative to trading volume).

Level 2 -   Pricing inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Fair value is determined through the use of models or other valuation methodologies, including the use of pricing matrices. If the asset or liability has a specified (contractual) term, a Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 -   Pricing inputs are unobservable for the asset or liability. Unobservable inputs are used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date. The inputs into the determination of fair value require significant management judgment or estimation.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an asset's or liability's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability.

The Company uses the following methods and assumptions in estimating fair value disclosures for financial instruments. Financial assets and liabilities recorded at fair value on a recurring and non-recurring basis are listed as follows:

Investment Securities

The fair values of investment securities available for sale and held to maturity are determined by obtaining quoted prices on nationally recognized securities exchanges (Level 1 inputs) or matrix pricing, which is a technique widely used in the industry to value debt securities without relying exclusively on quoted prices for the specific securities but rather by relying on the securities' relationship to other benchmark quoted securities (Level 2 inputs).

The fair value of the Company's Level 3 security available for sale was measured using an income approach valuation technique. The primary inputs and assumptions used in the fair value measurement was derived from the security's underlying collateral, which included discount rate, prepayment speeds, payment delays, and an assessment of the risk of default of the underlying collateral, among other factors. Significant increases or decreases in any of the inputs or assumptions could result in a significant increase or decrease in the fair value measurement.

Equity Investments With Readily Determinable Fair Value

The fair value of the Company's equity investments with readily determinable fair value is comprised of mutual funds. The fair value for these investments is obtained from unadjusted quoted prices in active markets on the date of measurement and is therefore classified as Level 1.

Interest Rate Swaps

The Company offers interest rate swaps to certain loan customers to allow them to hedge the risk of rising interest rates on their variable rate loans. The Company originates a variable rate loan and enters into a variable-to-fixed interest rate swap with the customer. The Company also enters into an offsetting swap with a correspondent bank. These back-to-back agreements are intended to offset each other and allow the Company to originate a variable rate loan, while providing a contract for fixed interest payments for the customer. The net cash flow for the Company is equal to the interest income received from a variable rate loan originated with the customer. The fair value of these derivatives is based on a discounted cash flow approach. Due to the observable nature of the inputs used in deriving the fair value of these derivative contracts, the valuation of interest rate swaps is classified as Level 2.

Mortgage Banking Derivatives

Mortgage banking derivative instruments consist of interest rate lock commitments and forward sale contracts that trade in liquid markets. The fair value is based on the prices available from third party investors. Due to the observable nature of the inputs used in deriving the fair value, the valuation of mortgage banking derivatives is classified as Level 2.

Other Derivatives

Other derivatives consist of interest rate swaps and collars designated as cash flow hedges, foreign exchange contracts and risk participation agreements. The fair values of these other derivative financial instruments are based upon the estimated amount the Company would receive or pay to terminate the instruments, taking into account current interest rates, foreign exchange rates and, when appropriate, the current credit worthiness of the counterparties. Interest rate swaps designated as cash flow hedges and foreign exchange contracts are classified within Level 2 due to the observable nature of the inputs used in deriving the fair value of these contracts. Credit derivatives such as risk participation agreements are valued based on credit worthiness of the underlying borrower which is a significant unobservable input and therefore is classified as Level 3.

Collateral Dependent Loans

The fair values of collateral dependent loans are generally measured for ACL using the practical expedients permitted by ASC 326-20-35-5 including collateral dependent loans measured at an observable market price (if available), or at the fair value of the loan's collateral (if the loan is collateral dependent). Fair value of the loan's collateral, when the loan is dependent on collateral, is determined by appraisals or independent valuation, less costs to sell of 8.5%. Appraisals may utilize a single valuation approach or a combination of approaches including comparable sales and income approach. Adjustment may be made in the appraisal process by the independent appraiser to adjust for differences between the comparable sales and income data available for similar loans and the underlying collateral. For commercial and industrial and asset backed loans, independent valuations may include a 20-60% discount for eligible accounts receivable and a 50-70% discount for inventory. These result in a Level 3 classification.

OREO

OREO is fair valued at the time the loan is foreclosed upon and the asset is transferred to OREO. The value is based primarily on third party appraisals, less costs to sell of up to 8.5% and result in a Level 3 classification of the inputs for determining fair value. OREO is reviewed and evaluated on at least a quarterly basis for additional impairment and adjusted to lower of cost or market accordingly, based on the same factors identified above.

Loans Held For Sale

Loans held for sale are carried at the lower of cost or fair value, as determined by outstanding commitments from investors, or based on recent comparable sales (Level 2 inputs), if available, and if not available, are based on discounted cash flows using current market rates applied to the estimated life and credit risk (Level 3 inputs) or may be assessed based upon the fair value of the collateral, which is obtained from recent real estate appraisals (Level 3 inputs). These appraisals may utilize a single valuation approach or a combination of approaches including the income approach. Adjustments are routinely made in the appraisal process by the appraisers to adjust for differences between the comparable sales and income data available. Such adjustments are typically significant and result in a Level 3 classification of the inputs for determining fair value.

Assets and liabilities measured at fair value on a recurring basis are summarized below:

| | | Fair Value Measurements at the End of the Reporting Period Using | | |
	December 31, 2022	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
		(Dollars in thousands)		
Assets:				
Investment securities available for sale:				
U.S. Treasury securities	$ 3,886	$ 3,886	$ —	$ —
U.S. Government agency and U.S. Government sponsored enterprises:				
Agency securities	3,867	—	3,867	—
Collateralized mortgage obligations	793,699	—	793,699	—
Mortgage-backed securities:				
Residential	453,177	—	453,177	—
Commercial	368,287	—	368,287	—
Asset-backed securities	147,604	—	147,604	—
Corporate securities	18,857	—	18,857	—
Municipal securities	182,752	—	181,809	943
Equity investments with readily determinable fair value	4,303	4,303	—	—
Interest rate swaps	73,389	—	73,389	—
Mortgage banking derivatives	29	—	29	—
Other derivatives	25,462	—	25,462	—
Liabilities:				
Interest rate swaps	73,389	—	73,389	—
Mortgage banking derivatives	23	—	23	—
Other derivatives	2,160	—	2,128	32

		Fair Value Measurements at the End of the Reporting Period Using		
	December 31, 2021	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(Dollars in thousands)			
Assets:				
Investment securities available for sale:				
U.S. Government agency and U.S. Government sponsored enterprises:				
Collateralized mortgage obligations	$ 1,026,430	$ —	$ 1,026,430	$ —
Mortgage-backed securities:				
Residential	759,224	—	759,224	—
Commercial	599,402	—	599,402	—
Asset-backed securities	153,451	—	153,451	—
Corporate securities	22,484	—	22,484	—
Municipal securities	105,284	—	104,246	1,038
Equity investments with readily determinable fair value	26,823	26,823	—	—
Interest rate swaps	17,907	—	17,907	—
Mortgage banking derivatives	247	—	247	—
Other derivatives	2,291	—	2,291	—
Liabilities:				
Interest rate swaps	17,907	—	17,907	—
Mortgage banking derivatives	76	—	76	—
Other derivatives	93	—	—	93

There were no transfers between Levels 1, 2, and 3 during the year ended December 31, 2022 and 2021.

The table below presents a reconciliation and income statement classification of gains (losses) for the municipal security and risk participation agreements measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the year ended December 31, 2022 and 2021:

	Year Ended December 31,	
	2022	2021
	(Dollars in thousands)	
Municipal securities:		
Beginning Balance	$ 1,038	$ 1,022
Change in fair value included in other comprehensive (loss) income	(95)	16
Ending Balance	$ 943	$ 1,038
Risk participation agreements:		
Beginning Balance	$ 93	$ 398
Change in fair value included in expense	(61)	(305)
Ending Balance	$ 32	$ 93

The Company measures certain assets at fair value on a non-recurring basis including collateral dependent loans, loans held for sale, and OREO. These fair value adjustments result from individually evaluated ACL recognized during the period, application of the lower of cost or fair value on loans held for sale, and the application of fair value less cost to sell on OREO.

Assets measured at fair value on a non-recurring basis at December 31, 2022 and 2021 are summarized below:

| | | | Fair Value Measurements at the End of the Reporting Period Using | | |
	December 31, 2022		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
			(Dollars in thousands)		
Assets:					
Collateral dependent loans at fair value:					
Real estate loans	$	807	$ —	$ —	$ 807
Commercial business		2,744	—	—	2,744
Loans held for sale, net		48,795	—	48,795	—
OREO		1,050	—	—	1,050

| | | | Fair Value Measurements at the End of the Reporting Period Using | | |
	December 31, 2021		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
			(Dollars in thousands)		
Assets:					
Collateral dependent loans at fair value:					
Real estate loans	$	12,293	$ —	$ —	$ 12,293
Commercial business		3,656	—	—	3,656
Loans held for sale, net		26,154	—	26,154	—
OREO		2,167	—	—	2,167

For assets measured at fair value on a non-recurring basis, the total net losses, which include charge offs, recoveries, recorded ACL, valuations, and recognized gains and losses on sales in 2022 and 2021 are summarized below:

| | Year Ended December 31, | |
	2022	2021
	(Dollars in thousands)	
Assets:		
Collateral dependent loans at fair value:		
Real estate loans	$ (727)	$ (1,758)
Commercial business	(2,526)	(2,088)
Loans held for sale, net	(3,989)	(21,074)
OREO	(941)	(1,275)

Fair Value of Financial Instruments

Carrying amounts and estimated fair values of financial instruments, not previously presented, at December 31, 2022 and 2021 were as follows:

| | December 31, 2022 | | |
	Carrying Amount	Estimated Fair Value	Fair Value Measurement Using
	(Dollars in thousands)		
Financial Assets:			
Cash and cash equivalents	$ 506,776	$ 506,776	Level 1
Interest bearing deposits in other financial institutions	735	733	Level 2
Investment securities held to maturity	271,066	258,407	Level 2
Equity investments without readily determinable fair values	38,093	38,093	Level 2
Loans held for sale	49,245	49,248	Level 2
Loans receivable, net	15,241,181	14,745,881	Level 3
Accrued interest receivable	55,460	55,460	Level 2/3
Servicing assets, net	11,628	17,375	Level 3
Customers' liabilities on acceptances	818	818	Level 2
Financial Liabilities:			
Noninterest bearing deposits	$ 4,849,493	$ 4,849,493	Level 2
Saving and other interest bearing demand deposits	5,899,248	5,899,248	Level 2
Time deposits	4,990,060	5,020,093	Level 2
FHLB and FRB borrowings	865,000	867,088	Level 2
Convertible notes, net	217,148	213,937	Level 1
Subordinated debentures	106,565	107,944	Level 2
Accrued interest payable	26,668	26,668	Level 2
Acceptances outstanding	818	818	Level 2

| | December 31, 2021 | | |
	Carrying Amount	Estimated Fair Value	Fair Value Measurement Using
	(Dollars in thousands)		
Financial Assets:			
Cash and cash equivalents	$ 316,266	$ 316,266	Level 1
Interest bearing deposits in other financial institutions	12,851	12,853	Level 2
Equity investments without readily determinable fair values	31,037	31,037	Level 2
Loans held for sale	99,049	103,767	Level 2
Loans receivable, net	13,812,193	13,698,579	Level 3
Accrued interest receivable	41,842	41,842	Level 2/3
Servicing assets, net	10,418	13,500	Level 3
Customers' liabilities on acceptances	1,521	1,521	Level 2
Financial Liabilities:			
Noninterest bearing deposits	$ 5,751,870	$ 5,751,870	Level 2
Saving and other interest bearing demand deposits	6,500,227	6,500,227	Level 2
Time deposits	2,788,353	2,790,596	Level 2
FHLB advances	300,000	301,936	Level 2
Convertible notes, net	216,209	214,612	Level 1
Subordinated debentures	105,354	117,961	Level 2
Accrued interest payable	4,272	4,272	Level 2
Acceptances outstanding	1,521	1,521	Level 2

The Company measures assets and liabilities for its fair value disclosures based on an exit price notion. Although the exit price notion represents the value that would be received to sell an asset or paid to transfer a liability, the actual price received for a sale of assets or paid to transfer liabilities could be different from exit price disclosed. The methods and assumptions used to estimate fair value are described as follows:

The carrying amount is the estimated fair value for cash and cash equivalents, savings and other interest bearing demand deposits, equity investments without readily determinable fair values, customer's and Bank's liabilities on acceptances, noninterest bearing deposits, short-term debt, secured borrowings and variable rate loans or deposits that reprice frequently and fully. The fair value of loans is determined through a discounted cash flow analysis which incorporates probability of default and loss given default rates on an individual loan basis. The discount rate is based on the LIBOR Swap Rate for fixed rate loans, while variable loans start with the corresponding index rate and an adjustment was made on certain loans which considered factors such as servicing costs, capital charges, duration, asset type incremental costs, and use of projected cash flows. Residential real estate loans fair values include Fannie Mae and Freddie Mac prepayment speed assumptions or a third party index based on historical prepayment speeds. Fair value of time deposits is based on discounted cash flow analysis using recent issuance rates over the prior three months and a market rate analysis of recent offering rates for retail products. Wholesale time deposit fair values incorporate brokered time deposit offering rates. The fair value of the Company's debt is based on current rates for similar financing. Fair value for the Company's convertible notes is based on the actual last traded price of the notes. The fair value of commitments to fund loans represents fees currently charged to enter into similar agreements with similar remaining maturities and is not presented herein. The fair value of these financial instruments is not material to the consolidated financial statements.

16. DERIVATIVE FINANCIAL INSTRUMENTS

As part of our overall interest rate risk management, the Company enters into derivative instruments, including interest rate swaps, collars, caps, floors, foreign exchange contracts, risk participation agreements and mortgage banking derivatives. The notional amount does not represent amounts exchanged by the parties. The amount exchanged is determined by reference to the notional amount and the other terms of the individual agreements. Derivative instruments are recognized on the balance sheet at their fair value and are not reported on a net basis.

The table below presents the fair value of the Company's derivative financial instruments as of December 31, 2022 and 2021. The Company's derivative assets and derivative liabilities are located within Other assets and Other liabilities, respectively, on the Company's Consolidated Balance Sheets.

			December 31, 2022			
	Notional Amount		Fair Value			
			Other Assets		Other Liabilities	
			(Dollars in thousands)			
Derivatives designated as cash flow hedges						
Interest rate swaps	$	614,000	$	19,773	$	1,227
Forward interest rate swaps		111,000		5,428		—
Forward interest rate collars		500,000		182		828
Total	$	1,225,000	$	25,383	$	2,055
Derivatives not designated as hedges						
Interest rate swaps with correspondent banks	$	1,013,407	$	73,059	$	330
Interest rate swaps with customers		1,013,407		330		73,059
Foreign exchange contracts with correspondent banks		2,359		79		—
Foreign exchange contracts with customers		2,359		—		73
Risk participation agreement		134,282		—		32
Mortgage banking derivatives		2,801		29		23
Total	$	2,168,615	$	73,497	$	73,517

			December 31, 2021			
	Notional Amount		Fair Value			
			Other Assets		Other Liabilities	
			(Dollars in thousands)			
Derivatives designated as cash flow hedges						
Interest rate swaps	$	100,000	$	2,291	$	—
Total	$	100,000	$	2,291	$	—
Derivatives not designated as hedges						
Interest rate swaps with correspondent banks	$	588,685	$	3,001	$	14,906
Interest rate swaps with customers		588,685		14,906		3,001
Risk participation agreement		123,927		—		93
Mortgage banking derivatives		17,425		247		76
Total	$	1,318,722	$	18,154	$	18,076

Derivatives designated as cash flow hedges

The Company had 17 interest rate agreements as of December 31, 2022 with a total notional amount of $1.23 billion designated as cash flow hedges of liabilities tied to LIBOR and Federal Funds. The designated hedged interest rate swap agreements consisted of 13 non-forward starting interest rate swap with notional amount of $614.0 million with weighted average term of 4.1 years, two forward starting interest rate swap with notional amount of $111.0 million with weighted average term of 3.9 years, and two forward starting interest rate options with dealers (collars) with notional amount of $500.0 million with average weighted term of 3.0 years.

The Company had one interest rate swap agreement as of December 31, 2021 with a notional amount of $100.0 million designated as cash flow hedges of certain LIBOR-based debt with weighted average term of 3.3 years.

The Company's swaps were determined to be fully effective during the periods presented. The aggregate fair value of the swaps are recorded in assets or liabilities with changes in fair value recorded in other comprehensive income. The gain or loss on derivatives is recorded in AOCI and is subsequently reclassified into interest income and interest expense in the period during which the hedged forecasted transaction affects earnings. Amounts reported in AOCI related to interest rate swap derivatives will be reclassified to interest income and interest expense as interest payments are received or paid on the Company's derivatives. The Company expects the hedges to remain fully effective throughout the remaining terms. The Company expects to reclassify approximately $14.3 million from AOCI as a decrease to interest expense during the next 12 months.

For the year ended December 31, 2022, the Company reclassified $2.0 million from accumulated other comprehensive income to interest income and expense. For the year ended December 31, 2021, the Company reclassified $319 thousand from accumulated other comprehensive income to interest expense.

Total cash held as collateral for interest rate swaps was $3.1 million at December 31, 2022 and $37.1 million at December 31, 2021.

Derivatives not designated as hedges

The Company's derivatives not designated as hedges are not speculative and result from a service the Company provides to certain customers.

The Company offers a loan hedging program to certain loan customers. Through this program, the Company originates a variable rate loan with the customer. The Company and the customer will then enter into a fixed interest rate swap. Lastly, an identical offsetting swap is entered into by the Company with a correspondent bank. These "back-to-back" swap arrangements are intended to offset each other and allow the Company to book a variable rate loan, while providing the customer with a contract for fixed interest payments. In these arrangements, the Company's net cash flow is equal to the interest income received from the variable rate loan originated with the customer. These customer swaps are not designated as hedging instruments and are recorded at fair value in other assets and other liabilities. The change in fair value is recognized in the income statement as other income and fees. The Company is required to hold cash as collateral for the swaps, which is recorded in other assets on the consolidated statement of financial condition. Total cash held as collateral for back to back swaps was $9.1 million at December 31, 2022 and $9.4 million at December 31, 2021.

The Company offers foreign exchange contracts to customers to purchase and/or sell foreign currencies at set rates in the future. The foreign exchange contracts allow customers to hedge the foreign exchange rate risk of their deposits and loans denominated in foreign currencies. In conjunction with this, the Company also enters into offsetting back-to-back contracts with institutional counterparties to hedge our foreign exchange rate risk. These back-to-back contracts are intended to offset each other and allow us to offer our customers foreign exchange products. These foreign exchange contracts are not designated as hedging instruments and are recorded at fair value in other assets and other liabilities. During the years ended December 31, 2022 and 2021, the changes in fair value on foreign exchange contracts were gains of $6 thousand and $0, respectively, and were recognized in the income statement as other income and fees.

At December 31, 2022, the Company had risk participation agreements with an outside counterparty for an interest rate swap related to a loan in which it is a participant. The risk participation agreement provides credit protection to the financial institution should the borrower fail to perform on its interest rate derivative contract. Risk participation agreements are credit derivatives not designated as hedges. Credit derivatives are not speculative and are not used to manage interest rate risk in assets or liabilities. Changes in the fair value in credit derivatives are recognized directly in earnings. The fee received, less the estimate of the loss for credit exposure, was recognized in earnings at the time of the transaction. At December 31, 2022, the notional amount of the risk participation agreements sold was $134.3 million with a credit valuation adjustment of $32 thousand. At December 31, 2021, the notional amount of the risk participation agreements sold was $123.9 million with a credit valuation adjustment of $93 thousand.

The Company enters into various stand-alone mortgage-banking derivatives in order to hedge the risk associated with the fluctuation of interest rates. Changes in fair value are recorded as mortgage banking revenue. Residential mortgage loans funded with interest rate lock commitments and forward commitments for the future delivery of mortgage loans to third party investors are considered derivatives. At December 31, 2022, the Company had approximately $2.8 million in interest rate lock commitments and total forward sales commitments for the future delivery of residential mortgage loans. At December 31, 2021, the Company had approximately $17.4 million in interest rate lock commitments and total forward sales commitments for the future delivery of residential mortgage loans.

17. STOCKHOLDERS' EQUITY

Total stockholders' equity at December 31, 2022 was $2.02 billion, compared to $2.09 billion at December 31, 2021. The decrease in stockholders' equity was due primarily to a decrease in accumulated other comprehensive income, a decrease from cash dividends paid, and an increase in treasury stock from shares repurchased during 2022, offset partially by the increase in retained earnings from income earned during the year.

In July 2021, the Company's Board of Directors approved a share repurchase program that authorizes the Company to repurchase $50.0 million of its common stock. In 2021, the Company completed the repurchase plan through the repurchase of 3,682,268 shares of common stock totaling $50.0 million. In January 2022, the Company's Board of Directors approved another share repurchase program that authorizes the Company to repurchase up to an additional $50.0 million of its common stock. During the year ended December 31, 2022, the Company repurchased 1,038,986 shares of common stock totaling $14.7 million as part of this program. Repurchased shares were recorded as treasury stock and reduced the total number of common stock outstanding.

Dividends

The Company's Board of Directors approved and the Company paid quarterly dividends of $0.14 per common share in each quarter of 2022 and 2021. The Company paid aggregate dividends of $67.1 million and $68.7 million to common stockholders in 2022 and 2021, respectively.

Accumulated Other Comprehensive Income (Loss)

The following table presents the changes to accumulated other comprehensive income for the years ended December 31, 2022, 2021, and 2020:

	Year Ended December 31,		
	2022	2021	2020
	(Dollars in thousands)		
Balance at beginning of period	$ (11,412)	$ 32,753	$ 9,149
Unrealized net (losses) gains on securities available for sale	(297,919)	(65,551)	41,562
Unrealized net losses on securities available for sale transferred to held to maturity	(36,576)	—	—
Unrealized net gains (losses) on interest rate swaps used for cash flow hedge	23,062	2,893	(602)
Reclassification adjustments for net losses (gains) realized in net income	253	319	(7,583)
Tax effect	91,735	18,174	(9,773)
Other comprehensive (loss) income, net of tax	(219,445)	(44,165)	23,604
Balance at end of period	$ (230,857)	$ (11,412)	$ 32,753

Reclassifications for net gains and losses realized in net income for the years ended December 31, 2022, 2021, and 2020 relate to net gains on interest rate swaps used for cash flow hedges and amortization on unrealized loss from transferred investment securities to HTM. Gains and losses on interest rate swaps are recorded in noninterest income under other income and fees in the Consolidated Statements of Income. The unrealized holding loss at the date of transfer on securities held to maturity will continue to be reported, net of taxes, in accumulated other comprehensive income ("AOCI") as a component of stockholders' equity, and amortized over the remaining life of the securities as an adjustment of yield, offsetting the impact on yield of the corresponding discount amortization.

For the year ended December 31, 2022, the Company reclassified $2.0 million from other comprehensive income to gains from cash flow hedge relationships. For the year ended December 31, 2021, the Company reclassified $319 thousand from other comprehensive income to losses from cash flow hedge relationships. For the year ended December 31, 2020, the Company reclassified $7.6 million from other comprehensive income to reflect the gain on sale and calls of securities, and related to the interest swap designated as a cash flow hedge.

For the year ended December 31, 2022, the Company recorded reclassification adjustments as a reduction to interest income of $2.3 million from other comprehensive losses to amortize transferred unrealized losses to investment securities HTM, compared to zero for the same periods in 2021 and 2020.

18. REGULATORY MATTERS

The Company and the Bank are subject to various regulatory capital requirements administered by the federal and state banking agencies. Failure to meet minimum capital requirements can result in certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a material and adverse effect on the Company's and the Bank's business, financial condition and results of operation, such as restrictions on growth or the payment of dividends or other capital distributions or management fees. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

In July 2013, the federal bank regulatory agencies adopted final regulations, which revised their risk-based and leverage capital requirements for banking organizations to meet requirements of the Dodd-Frank Act and to implement the Basel III international agreements reached by the Basel Committee. The final rules became effective for the Company and the Bank on January 1, 2015 and were subject to a phase-in period through January 1, 2019. The final rules that had an impact on the Company and the Bank include:

- An increase in the minimum Tier 1 capital ratio from 4.00% to 6.00% of risk-weighted assets;

- A new category and a required 4.50% of risk-weighted assets ratio was established for "Common Equity Tier 1" as a subset of Tier 1 capital limited to common equity;

- A minimum non-risk-based leverage ratio was set at 4.00%, eliminating a 3.00% exception for higher rated banks;

- Changes in the permitted composition of Tier 1 capital to exclude trust preferred securities, mortgage servicing rights and certain deferred tax assets and include unrealized gains and losses on available for sale debt and equity securities;

- The risk-weights of certain assets for purposes of calculating the risk-based capital ratios are changed for high volatility commercial real estate acquisition, development and construction loans, certain past due non-residential mortgage loans and certain mortgage-backed and other securities exposures; and

- A capital conservation buffer of 2.5% of risk weighted assets over each of the required capital ratios was added and must be met to avoid limitations on the ability of the Bank to pay dividends, repurchase shares, or pay discretionary bonuses.

As of December 31, 2022, the ratios for the Company and the Bank were sufficient to meet the fully phased-in conservation buffer.

On January 1, 2020, the Company adopted ASU 2016-13 and implemented the CECL methodology. In response to the COVID-19 pandemic, federal regulatory agencies published a final rule that provides the option to delay the cumulative effect of the day 1 impact of CECL adoption on regulatory capital, along with 25% of the change in the adjusted allowance for credit losses (as computed for regulatory capital purposes which excludes purchased credit deteriorated ("PCD") loans), for two years, followed by a three-year phase-in period. The Company has elected the five-year transition period consistent with the final rule issued by the federal regulatory agencies.

As of December 31, 2022 and 2021, the most recent regulatory notification categorized the Bank as "well-capitalized" under the regulatory framework for prompt corrective action. To generally be categorized as "well-capitalized", the Bank must maintain minimum total risk-based, Tier 1 risk-based, common equity Tier 1, and Tier 1 leverage ratios as set forth in the following table. There are no conditions or events since the most recent notification from regulators that management believes has changed the institution's category.

The Company's and the Bank's capital levels and regulatory ratios are presented in the tables below for the dates indicated and include the effects of the Company's election to utilize the five-year transition described above:

December 31, 2022	Actual		Required For Capital Adequacy Purposes		Minimum Capital Adequacy With Capital Conservation Buffer		Required To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollars in thousands)							
Common equity Tier 1 capital (to risk weighted assets):								
Company	$ 1,799,020	10.55%	$ 767,223	4.50%	$ 1,193,459	7.00%	N/A	N/A
Bank	$ 2,049,973	12.03%	$ 766,971	4.50%	$ 1,193,066	7.00%	$ 1,107,847	6.50%
Total capital (to risk-weighted assets):								
Company	$ 2,041,319	11.97%	$ 1,363,953	8.00%	$ 1,790,188	10.50%	N/A	N/A
Bank	$ 2,189,607	12.85%	$ 1,363,504	8.00%	$ 1,789,598	10.50%	$ 1,704,380	10.00%
Tier 1 capital (to risk-weighted assets):								
Company	$ 1,901,685	11.15%	$ 1,022,965	6.00%	$ 1,449,200	8.50%	N/A	N/A
Bank	$ 2,049,973	12.03%	$ 1,022,628	6.00%	$ 1,448,723	8.50%	$ 1,363,504	8.00%
Tier 1 capital (to average assets):								
Company	$ 1,901,685	10.15%	$ 749,743	4.00%	N/A	N/A	N/A	N/A
Bank	$ 2,049,973	10.94%	$ 749,540	4.00%	N/A	N/A	$ 936,925	5.00%

December 31, 2021	Actual		Required For Capital Adequacy Purposes		Minimum Capital Adequacy With Capital Conservation Buffer		Required To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollars in thousands)							
Common equity Tier 1 capital (to risk weighted assets):								
Company	$ 1,657,754	11.03%	$ 676,633	4.50%	$ 1,052,540	7.00%	N/A	N/A
Bank	$ 1,947,914	12.96%	$ 676,328	4.50%	$ 1,052,066	7.00%	$ 976,919	6.50%
Total capital (to risk-weighted assets):								
Company	$ 1,867,968	12.42%	$ 1,202,903	8.00%	$ 1,578,811	10.50%	N/A	N/A
Bank	$ 2,056,675	13.68%	$ 1,202,361	8.00%	$ 1,578,099	10.50%	$ 1,502,952	10.00%
Tier 1 capital (to risk-weighted assets):								
Company	$ 1,759,207	11.70%	$ 902,178	6.00%	$ 1,278,085	8.50%	N/A	N/A
Bank	$ 1,947,914	12.96%	$ 901,771	6.00%	$ 1,277,509	8.50%	$ 1,202,361	8.00%
Tier 1 capital (to average assets):								
Company	$ 1,759,207	10.11%	$ 695,795	4.00%	N/A	N/A	N/A	N/A
Bank	$ 1,947,914	11.20%	$ 695,593	4.00%	N/A	N/A	$ 869,491	5.00%

19.   **REVENUE RECOGNITION**

Noninterest revenue streams within the scope of Topic 606 are discussed below.

Service Charges on Deposit Accounts and Wire Transfer Fees

Service charges on noninterest and interest bearing deposit accounts consist of monthly service charges, customer analysis charges, non-sufficient funds ("NSF") charges, and other deposit account related charges. The Company's performance obligation for account analysis charges and monthly service charges is generally satisfied, and the related revenue is recognized over the period in which the service is provided. NSF charges, other deposit account related charges, and wire transfer fees are transaction based, and therefore the Company's performance obligation is satisfied at the point of the transaction, and related revenue recognized at that point in time. Payment for service charges on deposit accounts is primarily received immediately or in the following month through a direct charge to customers' accounts.

Service charges on deposit accounts and wire transfers are summarized below:

	Year Ended December 31,		
	2022	**2021**	**2020**
	(Dollars in thousands)		
Noninterest bearing deposit account income:			
Monthly service charges	$ 997	$ 1,065	$ 1,301
Customer analysis charges	4,602	3,219	6,765
NSF charges	2,889	2,554	3,687
Other service charges	355	345	598
Total noninterest bearing deposit account income	8,843	7,183	12,351
Interest bearing deposit account income:			
Monthly service charges	95	92	92
Total service fees on deposit accounts	$ 8,938	$ 7,275	$ 12,443
Wire transfer fee income:			
Wire transfer fees	$ 3,005	$ 3,082	$ 3,188
Foreign exchange fees	472	437	389
Total wire transfer fees	$ 3,477	$ 3,519	$ 3,577

OREO Income (Expense)

OREO are often sold in transactions that, under ASC 606, may not be considered a contract with a customer because the sale of the asset may not be an output of the Company's ordinary activities. However, sales of nonfinancial assets, including in-substance nonfinancial assets, should be accounted for in accordance with ASC 610-20, *"Other Income - Gains and Losses from the Derecognition of Nonfinancial Assets"*, which requires the Company to apply certain measurement and recognition concepts of ASC 606. Accordingly, the Company recognizes the sale of a real estate property, along with any associated gain or loss, when control of the property transfers to the buyer. For sales of existing real estate properties, this generally will occur at the point of sale. When the Company finances the sale of OREO to the buyer, the Company must assess whether the buyer is committed to perform their obligations under the contract and whether collectability of the transaction price is probable. Once these criteria are met, the OREO asset is derecognized and the gain or loss on sale is recorded upon the transfer of control of the property to the buyer. Application of the new revenue recognition standard does not materially change the amount and the timing of the gain/loss on sale of OREO and other nonfinancial assets. The Company recognized net losses of $178 thousand, $684 thousand, and $108 thousand on sales of OREO for the years ended December 31, 2022, 2021, and 2020 respectively.

20. EARNINGS PER SHARE ("EPS")

Basic EPS does not reflect the possibility of dilution that could result from the issuance of additional shares of common stock upon exercise or conversion of outstanding equity awards or convertible notes and is computed by dividing net income by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if stock options, convertible notes, employee stock purchase program ("ESPP") shares, or other contracts to issue common stock were exercised or converted to common stock that would then share in earnings. For the years ended December 31, 2022, 2021 and 2020, stock options and restricted share awards of 693,668, 772,707, and 827,405 shares of common stock, respectively, were excluded in computing diluted earnings per common share because they were anti-dilutive.

In 2018, the Company issued $217.5 million in convertible senior notes maturing on May 15, 2038. The convertible notes can be converted into the Company's shares of common stock at an initial rate of 45.0760 shares per $1,000 principal amount of the notes (See Note 10 "Subordinated Debentures and Convertible Notes" of the Notes to Consolidated Financial Statements for additional information regarding convertible notes issued). For the years ended December 31, 2022, 2021 and 2020, shares related to the convertible notes issued were not included in the Company's diluted EPS calculation. In accordance with the terms of the convertible notes and settlement options available to the Company, no shares would have been delivered to investors of the convertible notes upon assumed conversion based on the Company's common stock price during the years ended December 31, 2022, 2021 and 2020 as the conversion price exceeded the market price of the Company's stock.

In 2019, the Company's Board of Directors approved a share repurchase program that authorized the Company to repurchase up to $50.0 million of its common stock for each repurchase program. In July 2021, the Company's Board of Directors approved another share repurchase program that authorizes the Company to repurchase an additional $50.0 million of its common stock. In January 2022, the Company's Board of Directors approved a share repurchase program that authorizes the Company to repurchase up to an additional $50.0 million of its common stock. During the year ended December 31, 2020, the Company repurchased 2,716,034 shares of common stock totaling $36.2 million. During the year ended December 31, 2021, the Company repurchased 3,682,268 shares of common stock totaling $50.0 million. During the year ended December 31, 2022, the Company repurchased 1,038,986 shares of common stock totaling $14.7 million.

The following table shows the computation of basic and diluted EPS for the years ended December 31, 2022, 2021, and 2020.

	Net Income (Numerator)	Weighted-Average Shares (Denominator)	Earnings Per Share
	(Dollars in thousands, except share and per share data)		
2022			
Basic EPS - common stock	$ 218,277	119,824,970	$ 1.82
Effect of dilutive securities:			
Stock options, restricted stock, and ESPP shares		647,375	
Diluted EPS - common stock	$ 218,277	120,472,345	$ 1.81
2021			
Basic EPS - common stock	$ 204,572	122,321,768	$ 1.67
Effect of dilutive securities:			
Stock options, restricted stock, and ESPP shares		811,257	
Diluted EPS - common stock	$ 204,572	123,133,025	$ 1.66
2020			
Basic EPS - common stock	$ 111,515	123,501,401	$ 0.90
Effect of dilutive securities:			
Stock options, restricted stock, and ESPP shares		387,942	
Diluted EPS - common stock	$ 111,515	123,889,343	$ 0.90

21.   SERVICING ASSETS

Servicing assets are recognized when SBA and residential mortgage loans are sold with the servicing retained by the Company and the related income is recorded as a component of gains on sales of loans. Servicing assets are initially recorded at fair value based on the present value of the contractually specified servicing fee, net of servicing costs, over the estimated life of the loan, using a discount rate. The Company's servicing costs approximates the industry average servicing costs of 40 basis points. All classes of servicing assets are subsequently measured using the amortization method which requires servicing rights to be amortized into noninterest income in proportion to, and over the period of, the estimated future net servicing income of the underlying loans.

Management periodically evaluates servicing assets for impairment based upon the fair value of the rights as compared to the carrying amount. Impairment is determined by stratifying rights into groupings based on loan type. Impairment is recognized through a valuation allowance for an individual grouping, to the extent that fair value is less than the carrying amount. As of December 31, 2022 and 2021, the Company did not have a valuation allowance on its servicing assets.

The changes in servicing assets for the years ended December 31, 2022, 2021 and 2020 were as follows:

| | Year Ended December 31, | | |
	2022	2021	2020
	(Dollars in thousands)		
Balance at beginning of period	$ 10,418	$ 12,692	$ 16,417
Additions through originations of servicing assets	5,200	2,880	2,864
Amortization	(3,990)	(5,154)	(6,589)
Balance at end of period	$ 11,628	$ 10,418	$ 12,692

Loans serviced for others are not reported as assets. The principal balances of loans serviced for other institutions were $1.10 billion and $1.04 billion as of December 31, 2022 and 2021, respectively.

Total servicing assets at December 31, 2022 totaled $11.6 million and were comprised of $8.9 million in SBA servicing assets and $2.7 million in mortgage related servicing assets. At December 31, 2021, servicing assets totaled $10.4 million, comprised of $7.2 million in SBA servicing assets and $3.2 million in mortgage related servicing assets.

The Company utilizes the discounted cash flow method to calculate the initial excess servicing assets. The inputs used in evaluating servicing assets for impairment at December 31, 2022 and 2021 are presented below.

| | December 31, | |
	2022	2021
SBA Servicing Assets:		
Weighted-average discount rate	8.76%	11.20%
Constant prepayment rate	12.09%	14.64%
Mortgage Servicing Assets:		
Weighted-average discount rate	11.38%	8.63%
Constant prepayment rate	9.61%	9.58%

22.   CONDENSED FINANCIAL STATEMENTS OF PARENT COMPANY

The following presents the unconsolidated condensed statements of financial condition for only the parent company, Hope Bancorp, as of December 31, 2022 and 2021:

STATEMENTS OF FINANCIAL CONDITION

	December 31,	
	2022	**2021**
	(Dollars in thousands)	
ASSETS:		
Cash and cash equivalents	$ 62,380	$ 21,006
Other assets	11,689	11,382
Investment in bank subsidiary	2,270,280	2,383,098
Total assets	$ 2,344,349	$ 2,415,486
LIABILITIES:		
Convertible notes, net	$ 217,148	$ 216,209
Subordinated debentures, net	106,565	105,354
Accounts payable and other liabilities	1,308	940
Total liabilities	325,021	322,503
Stockholders' equity	2,019,328	2,092,983
Total liabilities and stockholders' equity	$ 2,344,349	$ 2,415,486

The following presents the unconsolidated condensed statements of income for only the parent company, Hope Bancorp, for the years ended December 31, 2022, 2021 and 2020:

STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	Year Ended December 31,		
	2022	**2021**	**2020**
	(Dollars in thousands)		
Interest income	$ —	$ —	$ —
Interest expense	(11,330)	(9,186)	(14,147)
Noninterest income	—	—	—
Noninterest expense	(7,212)	(5,633)	(5,316)
Dividend from subsidiary, net	133,000	128,000	96,000
Equity in undistributed earnings of subsidiary	98,354	87,025	29,781
Income before income tax benefit	212,812	200,206	106,318
Income tax benefit	5,465	4,366	5,197
Net income	218,277	204,572	111,515
Other comprehensive (loss) income, net of tax	(219,445)	(44,165)	23,604
Comprehensive (loss) income	$ (1,168)	$ 160,407	$ 135,119

The following presents the unconsolidated condensed statements of cash flows for only the parent company, Hope Bancorp, for the years ended December 31, 2022, 2021 and 2020:

STATEMENTS OF CASH FLOWS

	Year Ended December 31,		
	2022	**2021**	**2020**
	(Dollars in thousands)		
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 218,277	$ 204,572	$ 111,515
Adjustments to reconcile net income to net cash from operating activities:			
Amortization and capitalization	2,150	2,115	6,250
Stock-based compensation expense	502	141	201
Change in other assets	(307)	(326)	(1,194)
Change in accounts payable and other liabilities	368	25	(440)
Equity in undistributed earnings of bank subsidiary	(98,354)	(87,025)	(29,781)
Net cash from operating activities	122,636	119,502	86,551
CASH FLOWS FROM INVESTING ACTIVITIES:			
Proceeds from sale of equity investments	—	—	—
Net cash from investing activities	—	—	—
CASH FLOWS USED IN FINANCING ACTIVITIES:			
Issuance of additional stock pursuant to various stock plans	531	—	—
Purchase of treasury stock	(14,667)	(50,000)	(36,180)
Payments of cash dividends	(67,126)	(68,666)	(69,182)
Net cash used in financing activities	(81,262)	(118,666)	(105,362)
NET CHANGE IN CASH AND CASH EQUIVALENTS	41,374	836	(18,811)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	21,006	20,170	38,981
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 62,380	$ 21,006	$ 20,170

23. QUARTERLY FINANCIAL DATA (UNAUDITED)

Summarized unaudited quarterly financial data follows for the three months ended:

	2022 Three Months Ended,			
	March 31	June 30	September 30	December 31
	(Dollars in thousands, except per share data)			
Interest income	$ 144,872	$ 157,824	$ 189,182	$ 224,237
Interest expense	11,696	16,286	35,996	73,716
Net interest income before provision (credit) for credit losses	133,176	141,538	153,186	150,521
Provision (credit) for credit losses	(11,000)	3,200	9,200	8,200
Net interest income after provision (credit) for credit losses	144,176	138,338	143,986	142,321
Noninterest income	13,186	12,746	13,355	12,110
Noninterest expense	75,373	80,365	83,914	84,518
Income before income tax provision	81,989	70,719	73,427	69,913
Income tax provision	21,251	18,631	19,679	18,210
Net income	$ 60,738	$ 52,088	$ 53,748	$ 51,703
Basic earnings per common share	$ 0.51	$ 0.43	$ 0.45	$ 0.43
Diluted earnings per common share	$ 0.50	$ 0.43	$ 0.45	$ 0.43

	2021 Three Months Ended,			
	March 31	June 30	September 30	December 31
	(Dollars in thousands, except per share data)			
Interest income	$ 138,293	$ 140,204	$ 142,866	$ 145,169
Interest expense	15,714	13,627	12,570	11,851
Net interest income before provision (credit) for credit losses	122,579	126,577	130,296	133,318
Provision (credit) for credit losses	3,300	(7,000)	(10,000)	1,500
Net interest income after provision (credit) for credit losses	119,279	133,577	140,296	131,818
Noninterest income	8,804	11,076	10,617	13,097
Noninterest expense	70,431	73,123	75,502	74,236
Income before income tax provision	57,652	71,530	75,411	70,679
Income tax provision	13,965	17,767	19,912	19,056
Net income	$ 43,687	$ 53,763	$ 55,499	$ 51,623
Basic earnings per common share	$ 0.35	$ 0.44	$ 0.45	$ 0.43
Diluted earnings per common share	$ 0.35	$ 0.43	$ 0.45	$ 0.43